
11007372


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2011
WASH, D.C.
200
SECTION

Echelon's 2010 Annual Report to Shareholders

Letter to Shareholders

Notice of 2011 Annual Meeting and Proxy Statement

Consolidated Financial Statements

Dear Shareholder,

These are exciting times for our industry and for Echelon. I've been CEO here for a little more than six months, and already the tremendous opportunity we have ahead of us is clear to me. For over 20 years our company has been focused on delivering energy control networking solutions to our customers, and now with worldwide focus on energy independence and controlling climate change, what we have to offer is increasingly in demand. Our goal is to capitalize on this demand with the right product strategy and effective sales, marketing and operations execution.

Echelon is an energy control networking company. We have pioneered in this field, have shipped 100+ million devices and have customers and partners worldwide in the utility and commercial market segments. Today, the world increasingly understands that the smart grid requires energy control networking, and that is the unique opportunity for us. Our control technology collects and makes decisions at the edge of the network, delivering maximum reliability, survivability and instantaneous response time across a wide range of energy management applications. It is this distinction that marks both our expertise and the fundamental opportunity for Echelon.

In the last six months I have met with dozens of customers and partners and their feedback is overwhelmingly positive. They believe we have unique feature-rich products that deliver real benefits to their business, including improved customer experiences, significant returns on investment, and a platform for future growth. This gives us a great foundation upon which to build and grow our business.

In 2010, we got back to our roots of innovation when we introduced the industry's only open-standard energy control networking software platform, our Echelon Control System (ECoS). At the same time, we introduced the first hardware platform to run ECoS, our Edge Control Node (ECN) for utility customers. ECoS and ECN bring control networking to the edge of the electric grid — the critical point where the distribution network meets utility customers. They let utilities and their partners easily build and run applications that can share grid data and control devices in near real time with the reliability, survivability, and response time needed for energy control applications. The solution is already in field trials with Duke Energy and the interest and reaction from other existing and potential customers is very positive. Long-term, we expect ECoS to be an important catalyst for our future growth.

In our Commercial markets in 2010 we began focusing activities on three key and high-growth market segments: building controls, intelligent street lighting and renewable integration. We had several high-profile wins in these markets and will be even more focused on them in 2011.

We also made several important changes in our Commercial sales model to provide more accountability and better focus on growing and converting our opportunity pipeline. Large, global OEMs such as Honeywell and Siemens are an important component of our commercial business, and we have now established a single, global sales team focused on growing these accounts. The rest of our Commercial sales team is deployed in geographic territories and is focused on building and converting deal pipeline in our target market segments.

Also in 2010 we achieved modest revenue growth of 7.5 percent, to $110 million. We ended the year with a particularly strong fourth quarter. Additionally, we saw margin improvement, largely due to the increased margins in our utility product lines. We believe that growing gross margins are an important validation of the uniqueness of our solutions and the value our customers place on them.

In 2011 we will continue our evolution and become even more customer and sales and marketing driven around the globe. Great products and technologies do not sell themselves. Echelon has had some tremendous successes, but I am convinced that we are the most under-told, under-appreciated story in the industry. Therefore, we will intelligently invest more in sales and marketing to drive growth. We will offset this planned increase with reductions in other areas, including engineering, operations, and G&A. Of course, we will continue to make very substantial investments in our differentiated products and solutions to ensure that we maintain and extend our lead and continue to delight our customers. We have simply adjusted our spending to be more aligned with a business model necessary for profitable revenue growth.

At the end of the day, the two markets we serve, utility and commercial, are converging as electric utilities around the world reach into buildings and homes and pursue new business models. The notion of the smart grid extending beyond the meter and the need for an energy control network are becoming mainstream. The blurring of lines between utility and commercial applications is taking place more and more often in areas such as demand response, renewable integration and building control, and Echelon is uniquely positioned to benefit from this convergence because of the breadth of our control networking solutions, the range of applications they support, and the strength of our customer base.

As these trends develop, Echelon is taking the necessary steps to accelerate growth and become profitable. We are aligning behind a common vision of ubiquitous energy control networks for the smart grid, and focusing our activities on developing and delivering this vision to our customers in well-targeted market segments. We still have much work to do, but we're heading in the right direction and we believe we are taking the right steps to drive strong revenue growth in 2011 and reach profitability in 2012.

We have a tremendous opportunity at Echelon and all of our employees are committed to working tirelessly to make the opportunity a reality. As shareholders, I thank you all for your continued support.

Regards,



Ron Sege
President and CEO
April 15, 2011

The foregoing may contain statements relating to future plans, events or performance. These forward-looking statements may involve risks and uncertainties, including risks associated with uncertainties pertaining to anticipated growth in the control networks market and in Echelon's business, in general, and the commercial business and utility business, in particular; the ability of Echelon's products to perform as designed; and other risks identified in our SEC filings. Actual results, events and performance may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of this date. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events.

ECHELON CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 24, 2011
10:00 A.M. PACIFIC TIME

We cordially invite you to attend the 2011 Annual Meeting of Stockholders of Echelon Corporation. The meeting will be held on Tuesday, May 24, 2011 at 10:00 a.m., Pacific Time, at 570 Meridian Avenue, San Jose, California 95126. At the meeting we will:

1. Elect three Class A directors for a term of three years and until their successors are duly elected and qualified;

2. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;

3. Hold a non-binding vote on executive compensation;

4. Hold a non-binding vote on the frequency of executive compensation votes; and

5. Transact any other business as may properly come before the meeting or any postponement or adjournment thereof.

These items are fully discussed in the following pages, which are made part of this Notice. Stockholders who owned our common stock at the close of business on Thursday, March 31, 2011 are entitled to notice of and to vote at the annual meeting.

Your vote is important. Whether or not you plan to attend the annual meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet, as promptly as possible. You may also request a printed set of the proxy materials which will allow you to submit your vote by mail or by telephone, if you prefer. We encourage you to vote via the Internet. It is convenient, is more environmentally friendly, and saves us significant postage and processing costs.

Sincerely,



Ronald A. Sege
President and Chief Executive Officer

San Jose, California
April 14, 2011

2011 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

ECHELON CORPORATION

PROXY STATEMENT
FOR
2011 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

Our Board of Directors is soliciting Proxies for the 2011 Annual Meeting of Stockholders to be held at 570 Meridian Avenue, San Jose, California 95126 on Tuesday, May 24, 2011, at 10:00 a.m., Pacific Time. The address of our principal executive office is 550 Meridian Avenue, San Jose, California 95126 and our telephone number at this address is 408-938-5200. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters set forth in the attached Notice of Annual Meeting. Please read it carefully.

Beginning on April 14, 2011, we made copies of this Proxy Statement available to persons who were stockholders at the close of business on March 31, 2011, the record date for the annual meeting.

Notice of Internet Availability of Proxy Materials

Pursuant to rules adopted by the Securities and Exchange Commission, or the SEC, we have chosen to provide access to our proxy materials over the Internet. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and our beneficial owners. All stockholders will have the option to access the proxy materials on a website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy of the proxy materials are included in the Notice. You may also request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

Electronic Access to Proxy Materials

The Notice will provide you with instructions on how to:

- View on the Internet our proxy materials for our annual meeting; and
- Instruct us to send our future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing the proxy materials to you and will reduce the environmental impact of our annual meeting. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions including a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Costs of Solicitation

Echelon will pay the costs of soliciting proxies from stockholders. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners, including fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

Certain of our directors, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by written communication, telephone, facsimile or other electronic means. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be significant.

Record Date and Shares Outstanding

Only stockholders of record at the close of business on March 31, 2011, are entitled to attend and vote at the annual meeting. On the record date, 42,099,339 shares of our common stock were outstanding and held of record. The closing price of our common stock on the Nasdaq Stock Market on the record date was $10.13 per share.

QUESTIONS AND ANSWERS REGARDING OUR ANNUAL MEETING

Although we encourage you to read this Proxy Statement in its entirety, we include this question and answer section to provide some background information and brief answers to several questions you may have about the annual meeting or this Proxy Statement.

Q: ***Why am I receiving these proxy materials?***

A: Our Board of Directors is providing these proxy materials for you in connection with our annual meeting of stockholders, which will take place on May 24, 2011. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: ***What is the Notice of Internet Availability?***

A: In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at the annual meeting, we are furnishing the proxy materials to our stockholders over the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

We expect to mail the Notice on or about April 14, 2011, to all stockholders entitled to vote at the annual meeting. On the date of mailing of the Notice, all stockholders and beneficial owners will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

Q: ***What proposals will be voted on at the annual meeting?***

A: There are four proposals scheduled to be voted on at the annual meeting:

- Election of the three Class A nominees for director set forth in this Proxy Statement;
- Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;
- Approval, in a non-binding advisory vote, of our executive compensation as described in this Proxy Statement; and
- Determination, in a non-binding advisory vote, of whether a stockholder vote to approve our executive compensation should occur every one, two or three years.

Q: ***What is Echelon's voting recommendation?***

A: Our Board of Directors unanimously recommends that you vote your shares "FOR" each of the three Class A nominees to our Board of Directors, "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm, "FOR" the approval of our executive compensation as described herein ("Say-on-Pay Vote") and in favor of the Say-on-Pay Vote occurring every "3 years."

Q: ***Who can vote at the annual meeting?***

A: Our Board of Directors has set March 31, 2011 as the record date for the annual meeting. All stockholders who owned Echelon common stock at the close of business on March 31, 2011, or the record date, may attend and vote at the annual meeting. Each stockholder is entitled to one vote for each share of common stock held as of the record date on all matters to be voted on. Stockholders do not have the right to cumulate votes. On March 31, 2011, 42,099,339 shares of our common stock were outstanding. Shares held as of the record date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank or other nominee.

Q: ***What is the difference between holding shares as a stockholder of record and as a beneficial owner?***

A: Most stockholders of Echelon hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholders of Record

If your shares are registered directly in your name with Echelon's transfer agent, BNY Mellon Shareowner Services, you are considered the stockholder of record with respect to those shares and the Notice has been sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to Echelon or to vote in person at the annual meeting.

Beneficial Owners

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and the Notice has been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting unless you request a "legal proxy" from the broker, bank or other nominee who holds your shares, giving you the right to vote the shares at the annual meeting.

Q: How many votes does Echelon need to hold the annual meeting?

A: A majority of Echelon's outstanding shares as of the record date must be present at the annual meeting in order to hold the meeting and conduct business. This is called a quorum. Both abstentions and broker "non-votes" are counted as present for the purpose of determining the presence of a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a proxy card or voting instruction card or voted by telephone or via the Internet.

Q: What is the voting requirement to approve each of the proposals?

A: *Proposal One* — Directors are elected by a plurality vote, and therefore the three individuals receiving the highest number of "FOR" votes will be elected. Votes of "WITHHOLD" and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality. You may vote either "FOR" or "WITHHOLD" on each of the three Class A nominees for election as director.

Proposal Two — The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of KPMG LLP as our company's independent registered public accounting firm. You may vote "FOR," "AGAINST" or "ABSTAIN" on Proposal Two. Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three — The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve our executive compensation, on an advisory basis. You may vote "FOR," "AGAINST" or "ABSTAIN" on Proposal Three. Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal. Because your vote is advisory, it will not be binding on our company or our Board of Directors. However, our Board of Directors will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Proposal Four — The option of "3 YEARS," "2 YEARS" or "1 YEAR" that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation recommended by stockholders. You may vote for a vote every "3 YEARS," "2 YEARS" or "1 YEAR" or may "ABSTAIN" from voting on Proposal Four. Abstentions and broker non-votes will not be included in the tabulation of the voting results on this proposal. Because your vote is advisory, it will not be binding our company or our Board of Directors. However, our Board of Directors will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote on executive compensation.

Q: Who counts the votes?

A: Voting results are tabulated and certified by Broadridge Financial Solutions, Inc.

Q: What happens if I do not cast a vote?

A: *Stockholders of record* — If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting. However, if you submit a signed proxy card with no further instructions, the shares represented by that proxy card will be voted as recommended by our Board of Directors.

Beneficial owners — If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Proposal One), the approval of our executive compensation, on an advisory basis (Proposal Three), and the determination of the frequency of the Say-on-Pay Vote, on an advisory basis (Proposal Four). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank, broker or other nominee was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Recent rule changes eliminate the ability of your bank, broker or other nominee to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank, broker or other nominee how to vote in the election of directors, no votes will be cast on your behalf. For more information on this topic, see the SEC Investor Alert issued in February 2010 entitled "New Shareholder Voting Rules for the 2010 Proxy Season" at http://www.sec.gov/investor/alerts/votingrules2010.htm. Your bank, broker or other nominee will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of our company's independent registered public accounting firm (Proposal Two).

Q: How can I vote my shares in person at the annual meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring your proxy card or proof of identification to the annual meeting. Even if you plan to attend the annual meeting, Echelon recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting. If you hold your shares in street name, you must request a legal proxy from your broker, bank or other nominee in order to vote at the annual meeting.

Q: How can I vote my shares without attending the annual meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual meeting. If you are a stockholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or other nominee; please refer to the voting instructions provided to you by your broker, bank or other nominee.

Internet — Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on the Notice until 11:59 p.m., Eastern Time, on May 23, 2011 or by following the instructions at www.proxyvote.com. Most of our stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, banks or other nominees. A large number of banks and brokerage firms are participating in Broadridge Financial Solutions, Inc.'s (formerly ADP Investor Communication Services) online program. This program provides eligible stockholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in Broadridge's program.

Telephone — If you request a printed set of the proxy materials, you will be eligible to submit your vote by telephone.

Mail — If you request a printed set of the proxy materials, you may indicate your vote by completing, signing and dating the proxy card or voting instruction form where indicated and by returning it in the prepaid envelope that will be provided.

Q: How can I change or revoke my vote?

A: Subject to any rules your broker, bank or other nominee may have, you may change your proxy instructions at any time before your proxy is voted at the annual meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote by (1) filing with our General Counsel, prior to your shares being voted at the annual meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by our General Counsel prior to the taking of the vote at the annual meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to our General Counsel or should be sent so as to be delivered to our principal executive offices, Attention: General Counsel.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, bank or other nominee, or (2) if you have obtained, from the broker, bank or other nominee who holds your shares, a legal proxy giving you the right to vote the shares, by attending the annual meeting and voting in person.

In addition, a stockholder of record or a beneficial owner who has voted via the Internet or by telephone may also change his, her or its vote by making a timely and valid later Internet or telephone vote no later than 11:59 p.m., Eastern Time, on May 23, 2011.

Q: Where can I find the voting results of the annual meeting?

A: The preliminary voting results will be announced at the annual meeting. The final results will be reported in a current report on Form 8-K filed within four business days after the date of the annual meeting.

Q: Who are the proxies and what do they do?

A: The two persons named as proxies on the proxy card, Kathleen B. Bloch, our Senior Vice President and General Counsel, and Oliver R. Stanfield, our Executive Vice President and Chief Financial Officer, were designated by our Board of Directors. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) and where a choice has been specified by the stockholder as provided in the proxy card, it will be voted in accordance with the instructions indicated on the proxy card. If you submit a signed proxy card, but do not indicate your voting instructions, your shares will be voted as recommended by our Board of Directors.

Q: What should I do if I receive more than one Notice or set of proxy materials?

A: If you received more than one Notice or set of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the voting instructions on each Notice or voting instruction card that you receive to ensure that all of your shares are voted.

Q: How may I obtain a separate Notice or a separate set of proxy materials?

A: If you share an address with another stockholder, each stockholder may not receive a separate Notice or a separate copy of the proxy materials. Stockholders who do not receive a separate Notice or a separate copy of the proxy materials may request to receive a separate Notice or a separate copy of the proxy materials by contacting our Investor Relations department (i) by mail at 550 Meridian Avenue, San Jose, California 95126, (ii) by calling us at 408-938-5252 or (iii) by sending an email to mlarsen@echelon.com. Alternatively, stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials may request to receive a single copy by following the instructions above.

Q: What happens if additional proposals are presented at the annual meeting?

A: Other than the four proposals described in this Proxy Statement, Echelon does not expect any additional matters to be presented for a vote at the annual meeting. If you are a stockholder of record and grant a proxy, the persons named as proxy holders, Kathleen B. Bloch, our Senior Vice President and General Counsel, and Oliver R. Stanfield, our Executive Vice President and Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of Echelon's Class A nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board of Directors.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Echelon or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote or (3) to facilitate a successful proxy solicitation by our Board of Directors. Occasionally, stockholders provide written comments on their proxy cards, which are then forwarded to Echelon's management.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Our stockholders may submit proposals that they believe should be voted upon at our next year's annual meeting or nominate persons for election to our Board of Directors. Stockholders may also recommend candidates for election to our Board of Directors (See *"Corporate Governance and Other Matters—Consideration of Stockholder Recommendations and Nominations of Board Members"*). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some stockholder proposals may be eligible for inclusion in our 2012 proxy statement and proxy. Any such stockholder proposals must be submitted in writing to the attention of Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, no later than December 16, 2011, which is the date 120 calendar days prior to the one-year anniversary of the mailing date of this Proxy Statement. Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our 2012 proxy statement.

Alternatively, under our Bylaws, a proposal or a nomination that the stockholder does not seek to include in our 2012 proxy statement pursuant to Rule 14a-8 may be submitted in writing to Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, for the 2012 annual meeting of stockholders not less than 20 days nor more than 60 days prior to the date of such meeting. Note, however, that in the event we provide less than 30 days notice or prior public disclosure to stockholders of the date of the 2012 annual meeting, any stockholder proposal or nomination not submitted pursuant to Rule 14a-8 must be submitted to us not later than the close of business on the tenth day following the day on which notice of the date of the 2012 annual meeting was mailed or public disclosure was made. For example, if we provide notice of our 2012 annual meeting on April 17, 2012 for a 2012 annual meeting on May 15, 2012, any such proposal or nomination will be considered untimely if submitted to us after April 27, 2012. For purposes of the above, "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by us with the SEC. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. If a stockholder gives notice of such a proposal after the deadline computed in accordance with our Bylaws, or the Bylaw Deadline, the stockholder will not be permitted to present the proposal to our stockholders for a vote at the 2012 annual meeting.

The rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our 2012 proxy statement with respect to discretionary voting, or the Discretionary Vote Deadline. The Discretionary Vote Deadline for the 2012 annual meeting is February 29, 2012, the date which is 45 calendar days prior to the one-year anniversary of the mailing date of this Proxy Statement. If a stockholder gives notice of such a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2012 annual meeting.

Because the Bylaw Deadline is not capable of being determined until we publicly announce the date of our 2012 annual meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at the 2012 annual meeting and we believe that our proxy holders at such meeting would be allowed to use the discretionary authority granted by the proxy to vote against the proposal at such meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

CORPORATE GOVERNANCE AND OTHER MATTERS

Corporate Governance

Corporate Governance Guidelines

Our Board of Directors adopted Corporate Governance Guidelines in November 2002 that outline, among other matters, the role and functions of our Board of Directors and the composition and responsibilities of various committees of our Board of Directors. The Corporate Governance Guidelines are available, along with other important corporate governance materials, at the investor relations section of our website at www.echelon.com.

The Corporate Governance Guidelines provide, among other things, that:

- A majority of the directors must meet the independence criteria established by Nasdaq.
- If the Chairman of the Board is not an independent director, then a Presiding Director must be appointed by the outside directors to assume the responsibility of chairing the regularly scheduled meetings of outside directors.
- Our Board of Directors shall have a policy of holding separate meeting times for outside directors.
- All of the members of the Nominating and Governance Committee, Audit Committee and Compensation Committee must meet the criteria for independence established by Nasdaq, except that our Board of Directors may make exceptions to this policy with respect to the Nominating and Governance Committee that are consistent with regulatory requirements.
- Our Board of Directors shall have responsibility over such matters as overseeing our Chief Executive Officer and other senior management in the competent and ethical operation of our company, gathering and analyzing information obtained from management, retaining counsel and expert advisors, and overseeing and monitoring the effectiveness of governance practices.

In April, 2008, our Board of Directors appointed Robert J. Finocchio, Jr. as Presiding Director. Pursuant to the Corporate Governance Guidelines, the Presiding Director was selected by our non-employee directors and assumed the responsibilities of chairing meetings of non-employee directors, serving as the liaison between our Chief Executive Officer, Chairman of the Board and our independent directors, approving Board of Directors meeting agendas and schedules and information flow to our Board of Directors and such further responsibilities that the non-employee directors as a whole designate from time to time.

As the operation of our Board of Directors is a dynamic process, our Board of Directors regularly reviews changing legal and regulatory requirements, evolving best practices and other developments. Accordingly, our Board of Directors may modify the Corporate Governance Guidelines from time to time, as it deems appropriate.

In addition, in November 2009, we announced that M. Kenneth Oshman, Echelon's Chairman of the Board and Chief Executive Officer had stepped down as our Chief Executive Officer, but would continue to serve as Executive Chairman of the Board.

Board Leadership Structure and Role in Risk Management

Our company's management is responsible for the day to day assessment and management of the risks we face, while our Board administers its risk oversight function directly and through the Audit Committee and the Compensation Committee. Management regularly reports to our Board of Directors and/or the relevant Committee regarding identified or potential risks. The areas of material risk to our company include strategic, operational, financial, legal and regulatory risks. Our Board of Directors regularly reviews our company's strategies and attendant risks, and provides advice and guidance with respect to strategies to manage these risks while attaining long- and short-terms goals. Operational risks, including supply risks that might cause, and reputational risks that might result from, operational issues; and financial risks, including internal controls and credit risk associated with our customers, as well as overall economic risks, are the purview of our Audit Committee. The Audit Committee's review is accompanied by regular reports from management and assessments from our company's internal and external auditors. In assessing legal or regulatory risks, our Board of Directors and the Audit Committee are advised by management, counsel and experts, as appropriate. The Compensation Committee is responsible for overseeing the management of risks associated with executive and employee compensation and plans, to ensure that our company's compensation programs remain consistent with our stockholders' interests and that such programs do not encourage excessive risk-taking.

Consideration of Stockholder Recommendations and Nominations of Board Members

The Nominating and Corporate Governance Committee of our Board of Directors will consider both recommendations and nominations from stockholders for candidates to our Board of Directors. A stockholder who desires to recommend a candidate for election to our Board of Directors shall direct the recommendation in writing to the Company Corporate Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and our company within the last three years and evidence of the nominating person's ownership of our stock and amount of stock holdings. For a stockholder recommendation to be considered by the Nominating and Corporate Governance Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals.

If, instead, a stockholder desires to nominate a person directly for election to our Board of Directors, the stockholder must follow the rules set forth by the SEC (see "*Deadline for Receipt of Stockholder Proposals*" above) and meet the deadlines and other requirements set forth in our Bylaws, including, (1) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of our company which are beneficially owned by such person, (d) any other information relating to such person that is required by law to be disclosed in solicitations of proxies for election of directors and (e) such person's written consent to being named as a nominee and to serving as a director if elected; and (2) as to the stockholder giving the notice: (a) the name and address, as they appear on our company's books, of such stockholder, (b) the class and number of shares of our company which are beneficially owned by such stockholder and (c) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination.

Identifying and Evaluating Nominees for our Board of Directors

The Nominating and Corporate Governance Committee shall use the following procedures to identify and evaluate the individuals that it selects, or recommends that our Board of Directors select, as director nominees:

- The Committee shall review the qualifications of any candidates who have been properly recommended or nominated by stockholders, as well as those candidates who have been identified by management, individual members of our Board of Directors or, if the Committee determines, a search firm. Such review may, in the Committee's discretion, include a review solely of information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Committee deems proper.

- The Committee shall evaluate the performance and qualifications of individual members of our Board of Directors eligible for re-election at the annual meeting of stockholders.

- The Committee shall consider the suitability of each candidate, including the current members of our Board of Directors, in light of the current size and composition of our Board of Directors. In evaluating the suitability of the candidates, the Committee considers many factors, including, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. Diversity is also an important factor for the Committee to consider, as evidenced by the fact that two of the most recent additions to our company's Board of Directors have added to its diversity. The Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of our Board of Directors as a whole. Except as may be required by rules promulgated by Nasdaq or the SEC, it is the current sense of the Committee that there are no specific minimum qualifications that must be met by each candidate for our Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of our Board of Directors to possess.

- After such review and consideration, the Committee selects, or recommends that our Board of Directors select, the slate of director nominees, either at a meeting of the Committee at which a quorum is present or by unanimous written consent of the Committee.

- The Committee will endeavor to notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to our Board of Directors.

Standards of Business Conduct

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Echelon. The Code of Business Conduct and Ethics can be viewed at the investor relations section of our website at www.echelon.com. We will post any amendments to, or waivers from, our Code of Business Conduct and Ethics at that location on our website.

Stockholder Communications

Any stockholder may contact any of our directors by writing to them by mail or express mail c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

Any stockholder communications directed to our Board of Directors (other than concerns regarding questionable accounting or auditing matters directed to the Audit Committee or otherwise in accordance with our Financial Information Integrity Policy, which Financial Information Integrity Policy can be viewed at the investor relations section of our website at www.echelon.com) will first go to our General Counsel, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log.

Unless the communication is marked "confidential," our General Counsel will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of our stockholder communications log that our General Counsel maintains with respect to all stockholder communications.

At least quarterly, or more frequently as our General Counsel deems appropriate, our General Counsel will forward all such original stockholder communications along with the related memos to our Board of Directors for review.

Any stockholder communication marked "confidential" will be logged by our General Counsel as "received" but will not be reviewed, opened or otherwise held by our General Counsel. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by our General Counsel.

Meetings and Attendance of our Board of Directors and Committees of our Board of Directors

Attendance of Directors at 2010 Annual Meeting of Stockholders

It is the policy of our Board of Directors to strongly encourage board members to attend the annual meeting of stockholders. Five members of our Board of Directors attended in person our annual meeting of stockholders on May 26, 2010.

Attendance at Board and Committee Meetings

Our Board of Directors held seven meetings in 2010. Each director is expected to attend each meeting of our Board of Directors and those committees on which he or she serves. During 2010, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors and (ii) the total number of meetings held by all committees of our Board of Directors on which such director served. During 2010, certain matters were approved by our Board of Directors or a committee of our Board of Directors by unanimous written consent.

Committees of our Board of Directors

Our Board of Directors currently has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee has a written charter that has been approved by our Board of Directors, copies of which can be viewed at the investor relations section of our website at www.echelon.com. Pursuant to our 1997 Stock Plan, our Board of Directors delegated authority to our Chief Executive Officer, Ronald A. Sege, to grant stock options and performance shares to employees who are not executive officers of up to a maximum of 25,000 shares per person per year and, generally, up to an aggregate of 250,000 shares per year. The Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee are described as follows:

Compensation Committee

In 2010, the Compensation Committee consisted of directors Armas Clifford Markkula, Jr., Richard M. Moley and Betsy Rafael. The current members of the Compensation Committee are Armas Clifford Markkula, Jr., Richard M. Moley (Chair) and Betsy Rafael. The Compensation Committee held four meetings in 2010. The purposes of the Compensation Committee are to:

- discharge the responsibilities of our Board of Directors relating to compensation of our executive officers;
- approve and evaluate executive officer compensation plans, policies and programs; and
- produce an annual report on executive compensation for inclusion in our proxy statement.

The responsibilities of the Compensation Committee include annually reviewing and approving, for our Chief Executive Officer and our other executive officers, (1) annual base salary, (2) annual incentive bonus, including the specific goals and amount, (3) equity compensation, (4) employment agreements, severance arrangements and change in control agreements and provisions and (5) any other benefits, compensation or arrangements. In addition, the Compensation Committee will conduct an annual review of the performance of our Chief Executive Officer, and will oversee the management of risks associated with executive and employee compensation and plans to ensure that our company's compensation programs remain consistent with our stockholders' interests and that such programs do not encourage excessive risk-taking.

Audit Committee

In 2010, the Audit Committee consisted of directors Robyn M. Denholm, Robert J. Finocchio, Jr. and Betsy Rafael. The current members of the Audit Committee are Robyn M. Denholm, Robert J. Finocchio, Jr. (Chair) and Betsy Rafael. Our Board of Directors has determined that directors Denholm, Finocchio and Rafael are "audit committee financial experts," as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended, and that all members of our Audit Committee are independent within the meaning of Rule 4200(a)(15) of the listing standards of the Marketplace Rules of the Nasdaq Stock Market. The Audit Committee held five meetings in 2010. The purposes of the Audit Committee are to:

- oversee our accounting and financial reporting processes and the internal and external audits of our financial statements;
- assist our Board of Directors in the oversight and monitoring of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications, independence and performance and (4) our internal accounting and financial controls;
- outline to our Board of Directors the results of its monitoring and recommendations derived therefrom and improvements made, or to be made, in internal accounting controls;
- prepare the report that the rules of the SEC require to be included in our annual proxy statement;
- appoint our independent registered public accounting firm; and

- provide to our Board of Directors such additional information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require the attention of our Board of Directors.

The responsibilities of the Audit Committee include the continuous review of the adequacy of our system of internal controls; oversight of the work of our independent registered public accounting firm, including a post-audit review of the financial statements and audit findings; oversight of compliance with SEC requirements regarding audit related matters; review, in conjunction with counsel, any legal matters that could significantly impact our financial statements; and oversight and review of our information technology and management information systems policies and risk management policies, including our investment policies.

Nominating and Corporate Governance Committee

In 2010, the Nominating and Corporate Governance Committee consisted of directors Armas Clifford Markkula, Jr., Richard M. Moley and Larry Sonsini. The current members of the Nominating and Corporate Governance Committee are Armas Clifford Markkula, Jr., Richard M. Moley and Larry Sonsini (Chair). The Nominating and Corporate Governance Committee held one meeting in 2010. The purpose of the Nominating and Corporate Governance Committee is to ensure that our Board of Directors is properly constituted to meet its fiduciary obligations to stockholders and our company and that our company has and follows appropriate governance standards. To carry out this purpose, the Nominating and Corporate Governance Committee shall:

- assist our Board of Directors by identifying prospective director nominees and to recommend to our Board of Directors the director nominees for the next annual meeting of stockholders;

- develop and recommend to our Board of Directors the governance principles applicable to our company;

- oversee the evaluation of our Board of Directors and management; and

- recommend to our Board of Directors director nominees for each committee.

The responsibilities of the Nominating and Corporate Governance Committee include evaluating the composition, organization and governance of our Board of Directors and its committees, including determining future requirements; overseeing the performance evaluation process of our Board of Directors; making recommendations to our Board of Directors concerning the appointment of directors to committees, selecting Board committee chairs and proposing the slate of directors for election; and making recommendations to our Board of Directors regarding compensation for non-employee directors and Board committee members.

Director Independence

Our Board of Directors has affirmatively determined that each of its members, other than Robert R. Maxfield, M. Kenneth Oshman and Ronald A. Sege, are independent directors under the listing standards of the Marketplace Rules of the Nasdaq Stock Market and applicable SEC rules, and that all of its members, other than Mr. Maxfield, Mr. Oshman, Mr. Sege, were independent directors under the listing standards of the Marketplace Rules of the Nasdaq Stock Market in the three prior years.

Our Board of Directors has also determined that all directors serving as members of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are independent under the Nasdaq listing standards and the rules of the SEC. Additionally, our Board of Directors has determined that all members of the Compensation Committee meet the non-employee definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Director Compensation

In February 2007, our Board of Directors determined that in consideration for service on our Board of Directors, each non-employee director shall receive a cash payment of $40,000 per fiscal year, to be paid quarterly. In addition, in consideration for service on our Board of Directors or on one or more of our Compensation and/or Nominating and Corporate Governance Committees of our Board of Directors, each non-employee director shall receive a cash payment of $1,000 per Board of Directors meeting or Committee meeting attended, to be payable on the date of each such meeting so attended. We also determined that in consideration of the significantly greater time commitment and potential risk exposure for serving as a member of our Audit Committee, each director shall receive a cash payment of $2,000 per Audit Committee meeting attended, to be payable on the date of each such meeting so attended.

In April 2009, our Board of Directors determined that effective as of May 1, 2009 and through April 30, 2010, the cash compensation payable to each independent member of our Board of Directors would be reduced by 15%.

Furthermore, non-employee directors are eligible to participate in our 1997 Stock Plan. Our Board of Directors has adopted a program, effective as of the July 27, 2008 expiration date of the 1998 Director Option Plan, for automatically granting awards of nonqualified stock options to non-employee directors under the 1997 Stock Plan on the same terms as grants previously made under the 1998 Director Option Plan. Such program provides for the automatic grant of an option to purchase 25,000 shares of common stock on the date on which such person first becomes a non-employee director. Additionally, each non-employee director shall automatically be granted a 10,000 share option on the date of each annual meeting of stockholders, provided he or she is re-elected to our Board of Directors or otherwise remains on our Board of Directors on such date and provided that on such date he or she shall have served on our Board of Directors for at least the preceding six months. All options granted under this program are fully vested at grant. On May 26, 2010, the date of our 2010 annual meeting of stockholders, directors Denholm, Finocchio, Markkula, Moley, Rafael and Sonsini were each granted a 10,000 share option at a per share exercise price of $8.20.

Director Summary Compensation Table for Fiscal 2010

The table below summarizes the compensation paid by our company to non-employee directors for the fiscal year ended December 31, 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)(3)	Total ($)
Robyn M. Denholm	52,400	34,310	86,710
Robert J. Finocchio, Jr.	53,400	34,310	87,710
Armas Clifford Markkula, Jr.	48,250	34,310	82,560
Robert R. Maxfield	(4)	(4)	(4)
Richard M. Moley	46,400	34,310	80,710
Betsy Rafael	55,100	34,310	89,410
Larry W. Sonsini	42,550	34,310	76,860

(1) Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the grant date fair value of the stock awards (disregarding an estimate of forfeitures) as determined in accordance with FASB ASC Topic 718, which were recognized for financial statement purposes. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 16, 2011. These amounts do not correspond to the actual value that will be recognized by the directors upon exercise or sale of such awards.

(2) On May 26, 2010, the date of our annual meeting of stockholders, each non-employee director serving in such capacity for at least the prior six months was granted a fully vested option to purchase 10,000 shares at a per share exercise price of $8.20, the closing price of our common stock on that date.

(3) As of December 31, 2010, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares
Robyn M. Denholm	45,000
Robert J. Finocchio, Jr.	50,000
Armas Clifford Markkula, Jr.	50,000
Robert R. Maxfield	(5)
Richard M. Moley	50,000
Betsy Rafael	40,000
Larry W. Sonsini	50,000

(4) Effective November 5, 2009, Robert R. Maxfield was appointed President and Chief Executive Officer of Echelon, a position he held until August 19, 2010. See *"Executive Compensation and Related Matters—Summary Compensation Table"* for compensation amounts paid to Mr. Maxfield in his capacity as a non-employee director and as President and Chief Executive Officer.

(5) See *"Executive Compensation and Related Matters—Outstanding Equity Awards at 2010 Fiscal Year-End."*

PROPOSAL ONE

ELECTION OF DIRECTORS

General

We currently have nine members on our Board of Directors. Our Board of Directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. M. Kenneth Oshman, Ronald A. Sege and Larry W. Sonsini are the Class A directors whose terms will expire at the 2011 Annual Meeting of Stockholders and they have been nominated by our Board of Directors for reelection at the Annual Meeting of Stockholders to be held May 24, 2011. Robert J. Finocchio, Jr., Armas Clifford Markkula, Jr. and Robert R. Maxfield are the Class B directors whose terms will expire at the 2012 Annual Meeting of Stockholders and Robyn M. Denholm, Richard M. Moley and Betsy Rafael are the Class C directors whose terms will expire at the 2013 Annual Meeting of Stockholders. All of the directors, including the Class A nominees, are incumbent directors. There are no family relationships among any of our directors or executive officers, including any of the nominees mentioned above. Unless otherwise instructed, the holders of proxies solicited by this Proxy Statement will vote the proxies received by them for the three Class A nominees. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, the proxy holders will vote for a nominee designated by the present Board of Directors to fill the vacancy. We are not aware of any reason that any nominee will be unable or will decline to serve as a director. Our Board of Directors recommends a vote "FOR" the election of each of the Class A nominees listed above.

Director Information

Current Directors

The names of the members of our Board of Directors, including the Class A nominees, their ages as of March 31, 2011 and certain information about them, are set forth below.

Name	Age	Principal Occupation
Robyn M. Denholm (1)	47	Chief Financial Officer of Juniper Networks, Inc.
Robert J. Finocchio, Jr. (1)	59	Corporate director, private investor and part time professor
Armas Clifford Markkula, Jr. (2) (3)	69	Vice Chairman of the Board of Directors of Echelon
Robert R. Maxfield	69	Private investor
Richard M. Moley (2) (3)	72	Private investor
M. Kenneth Oshman (4)	70	Executive Chairman of the Board of Directors of Echelon
Betsy Rafael (1) (2)	49	Vice President, Corporate Controller and Principal Accounting Executive of Apple, Inc.
Ronald A. Sege (4) (5)	53	President and Chief Executive Officer of Echelon
Larry W. Sonsini (3) (4)	70	Chairman of Wilson Sonsini Goodrich & Rosati, P.C.

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating and Corporate Governance Committee.
(4) Denotes nominee for election at the 2011 Annual Meeting of Stockholders.
(5) Sole member of the stock option committee.

Director Biographies

The business experience and other specific skills, attributes and qualifications of each of the nominees is as follows:

Robyn M. Denholm has been a director of our company since February 2008. Ms. Denholm is currently Chief Financial Officer and Executive Vice President of Juniper Networks. Prior to joining Juniper Networks in August 2007, Ms. Denholm was employed at Sun Microsystems where she served as Senior Vice President, Corporate Strategic Planning. In that role, she was responsible for Sun's corporate operating system, and the global sales and service administration function and she served as the leader of Sun's business transformation initiative. Ms. Denholm joined Sun in 1996 and served in executive assignments that included Senior Vice President, Finance; Vice President and Corporate Controller (Chief Accounting Officer); Vice President, Finance; Service Division, Director, Shared Financial Services APAC and Controller, Australia/New Zealand. Prior to joining Sun, Ms. Denholm served at Toyota Motor Corporation Australia for seven years and at Arthur Andersen and Company for five years, in various finance assignments. Ms. Denholm is a Fellow of the Institute of Chartered Accountants of Australia and holds a Bachelors degree in Economics from the University of Sydney and a Masters of Commerce degree from the University of New South Wales.

Our Nominating and Corporate Governance Committee has reviewed Ms. Denholm's qualifications and background and has determined that based on her extensive executive and financial experience, Ms. Denholm is well qualified to serve as a director of our company in light of our company's business activities.

Robert J. Finocchio, Jr. has been a director of our company since 1999. Mr. Finocchio served as Chairman of the Board of Informix Corporation, an information management software company, from August 1997 to September 2000. Since September 2000, Mr. Finocchio has been a dean's executive professor at Santa Clara University's Leavey School of Business. From July 1997 until July 1999, Mr. Finocchio served as President and Chief Executive Officer of Informix. From December 1988 until May 1997, Mr. Finocchio was employed with 3Com Corporation, a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Mr. Finocchio also serves as a director of Altera Corp. and served as a director of Sun Microsystems from 2006 to January 2010. Mr. Finocchio is Chair of the Board of Trustees of Santa Clara University. Mr. Finocchio holds a B.S. degree in Economics from Santa Clara University and an M.B.A. degree from the Harvard Business School.

Our Nominating and Corporate Governance Committee has reviewed Mr. Finocchio's qualifications and background and has determined that based on his extensive executive and financial experience, Mr. Finocchio is well qualified to serve as a director of our company in light of our company's business activities.

Armas Clifford Markkula, Jr. is the founder of our company and has served as a director since 1988. He has been Vice Chairman of our Board of Directors since 1989. Mr. Markkula was Chairman of the Board of Apple Computer from January 1977 to May 1983 and from October 1993 to February 1996 and was a director from 1977 to 1997. A founder of Apple, he held a variety of positions there, including President/Chief Executive Officer and Vice President of Marketing. Prior to founding Apple, Mr. Markkula was with Intel Corporation as Marketing Manager, Fairchild Camera and Instrument Corporation as Marketing Manager in the Semiconductor Division, and Hughes Aircraft as a member of the technical staff in the company's research and development laboratory. Mr. Markkula is a former trustee of Santa Clara University and served as Chair of the Board of Trustees from 2003 through 2009. Mr. Markkula received B.S. and M.S. degrees in Electrical Engineering from the University of Southern California.

Our Nominating and Corporate Governance Committee has reviewed Mr. Markkula's qualifications and background and has determined that based on his extensive executive experience, Mr. Markkula is well qualified to serve as a director of our company in light of our company's business activities.

Robert R. Maxfield has been a director of our company since 1989 and served as President and Chief Executive Officer of our company from November 2009 until August 19, 2010 and as assistant to the CEO/President from August 19, 2010 to November 4, 2010. He also served as our company's Senior Vice President of Products from April 2008 through September 2008 and a consultant to our company from October 2008 through April 2009. He was a co-founder of ROLM in 1969, and served as Executive Vice President and a director until ROLM's merger with IBM in 1984. Following the merger, he continued to serve as Vice President of ROLM until 1988. Since 1988, he has been a private investor. Mr. Maxfield was a venture partner with Kleiner, Perkins, Caufield & Byers, a venture capital firm, from 1989 to 1992. Mr. Maxfield received B.A. and B.S.E.E. degrees from Rice University, and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Our Nominating and Corporate Governance Committee has reviewed Mr. Maxfield's qualifications and background and has determined that based on his extensive executive experience, Mr. Maxfield is well qualified to serve as a director of our company in light of our company's business activities.

Richard M. Moley has been a director of our company since 1997. Since August 1997, Mr. Moley has been a private investor. From July 1996 to August 1997, he served as Senior Vice President, Wide Area Business Unit and as a director of Cisco Systems, following Cisco Systems' purchase of StrataCom, where he was Chairman of the Board, Chief Executive Officer and President. Mr. Moley also serves as a director of Linear Technology. Mr. Moley received a B.S. degree in Electrical Engineering from Manchester University, an M.S. degree in Electrical Engineering from Stanford University and an M.B.A. degree from Santa Clara University.

Our Nominating and Corporate Governance Committee has reviewed Mr. Moley's qualifications and background and has determined that based on his extensive executive experience, Mr. Moley is well qualified to serve as a director of our company in light of our company's business activities.

M. Kenneth Oshman has been Executive Chairman of our Board of Directors since November 2009 and served as Chief Executive Officer and Chairman of our Board of Directors from December 1988 until November 2009. He also served as our President from 1988 to 2001. Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President and a director at ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of its Corporate Management Board. He remained in that position until 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. Mr. Oshman served as a director of Sun Microsystems from 1988 to January 2010 and as a director of Knight-Ridder from 1996 to 2006. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Our Nominating and Corporate Governance Committee has reviewed Mr. Oshman's qualifications and background and has determined that based on his extensive executive experience, Mr. Oshman is well qualified to serve as a director of our company in light of our company's business activities.

Betsy Rafael has been a director of our company since November 2005. Since August 2007, Ms. Rafael has held the position of Vice President and Corporate Controller for Apple and was appointed to the additional role of Principal Accounting Executive in January 2008. From September 2006 to August 2007, Ms. Rafael held the position of Vice President, Corporate Finance for Cisco Systems. From April 2002 to September 2006, she served as Vice President, Corporate Controller and Principal Accounting Officer of Cisco Systems. From December 2000 to April 2002, Ms. Rafael was the Executive Vice President, Chief Financial Officer, and Chief Administrative Officer of Aspect Communications, Inc., a provider of customer relationship portals. From April 2000 to November 2000, Ms. Rafael was Senior Vice-President and CFO of Escalate Inc., an enterprise e-commerce application service provider. From 1994 to 2000, Ms. Rafael held a number of senior positions at Silicon Graphics, culminating her career at Silicon Graphics as Senior Vice President and Chief Financial Officer. Prior to SGI, Ms. Rafael held senior management positions in finance with Sun Microsystems and Apple Computer. Ms. Rafael began her career with Arthur Young & Company. Ms. Rafael received a B.S.C. degree in Accounting from Santa Clara University.

Our Nominating and Corporate Governance Committee has reviewed Ms. Rafael's qualifications and background and has determined that based on her extensive executive and financial experience, Ms. Rafael is well qualified to serve as a director of our company in light of our company's business activities.

Ronald A. Sege has been a President, Chief Executive Officer and a member of our Board of Directors since August 19, 2010. Mr. Sege served as President and Chief Operating Officer and a member of the board of directors of 3Com Corporation ("3Com") from April 2008 until the acquisition of 3Com by Hewlett-Packard Company effective April 12, 2010. Prior to re-joining 3Com, Mr. Sege served as President and Chief Executive Officer of Tropos Networks, Inc., a provider of wireless broadband networks, from 2004 to 2008. Prior to Tropos, Mr. Sege was President and Chief Executive Officer of Ellacoya Networks, Inc., a provider of broadband service optimization solutions based on deep packet inspection technology, from 2001 to 2004. Prior to Ellacoya, Mr. Sege was Executive Vice President of Lycos, Inc., an internet search engine, from 1998 to 2001. Prior to Lycos, Mr. Sege spent nine years at 3Com, from 1989 to 1998, serving in a variety of senior management roles including Executive Vice President, Global Systems Business Unit. Mr. Sege holds an MBA from Harvard University and a Bachelor of Arts degree from Pomona College.

Our Nominating and Corporate Governance Committee has reviewed Mr. Sege's qualifications and background and has determined that based on his extensive executive experience, Mr. Sege is well qualified to serve as a director of our company in light of our company's business activities.

Larry W. Sonsini has been a director of our company since 1993. Mr. Sonsini serves as Chairman of the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where he has practiced since 1966. Mr. Sonsini received an A.B. degree in Political Science and Economics and an L.L.B. degree from the University of California at Berkeley. Mr. Sonsini served as a director of LSI Logic Corporation (currently LSI Corporation), from 2000 to 2006, as a director of Pixar from 1995 to 2006 and as a director of Silicon Valley Bancshares from 2003 to 2006.

Our Nominating and Corporate Governance Committee has reviewed Mr. Sonsini's qualifications and background and has determined that based on his extensive executive and legal experience, Mr. Sonsini is well qualified to serve as a director of our company in light of our company's business activities.

Class A Director Nominees

M. Kenneth Oshman
Ronald A. Sege
Larry W. Sonsini

Vote Required

Directors shall be elected by a plurality vote. The three Class A nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Votes against, abstentions and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality.

Board Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED SLATE OF CLASS A DIRECTORS.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With authority granted by our Board of Directors, the Audit Committee of our Board of Directors has appointed KPMG LLP as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2011, and our Board of Directors recommends that our stockholders vote "FOR" ratification of such appointment.

KPMG LLP was originally appointed as our independent registered public accounting firm on March 21, 2002, when we retained the firm to perform the annual audit of our financial statements for the fiscal year ended December 31, 2002. A representative of KPMG LLP is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions from our stockholders.

Audit and Non-Audit Fees

The following table sets forth fees for services KPMG LLP provided during fiscal years 2010 and 2009:

	2010	2009
Audit fees (1)	$ 972,500	$ 895,000
Audit-related fees (2)	$ 32,500	$ —
Tax fees	$ —	$ —
All other fees (3)	$ 15,445	$ —
Total	$ 1,020,445	$ 895,000

(1) Represents fees for professional services provided in connection with the audit of our annual financial statements and our internal control over financial reporting, the review of our quarterly financial statements, and other advice on accounting matters. The audit fees for 2010 represent the amount billed to our company as of the date of this Proxy Statement.

(2) Audit-related fees during 2010 represent fees for services provided in connection with our Registration Statements on Forms S-3 and S-8.

(3) All other fees in 2010 represent fees for due diligence services provided in connection with contemplated business transactions.

Our Audit Committee has considered whether the non-audit services provided by KPMG LLP are compatible with maintaining the independence of KPMG LLP and has concluded that the independence of KPMG LLP is maintained and is not compromised by the services provided. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by KPMG LLP. During fiscal year 2010, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our Bylaws or other applicable legal requirement. However, our Board of Directors is submitting the selection of KPMG LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders.

ɔard Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or non-binding basis, the compensation of our executive officers listed under *"Executive Compensation and Related Matters—Summary Compensation Table"* (the "Named Executive Officers"), as disclosed in accordance with the SEC's rules in the *"Executive Compensation and Related Matters"* section of this Proxy Statement beginning on page 28 below. As required pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, this proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our Named Executive Officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific Named Executive Officer, but rather the overall compensation of all of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

The say-on-pay vote is advisory, and therefore not binding on our company, the Compensation Committee or our Board of Directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Following is a summary of some of the key points of our 2010-2011 executive compensation program. See *"Executive Compensation and Related Matters"* below for more information.

- Base salaries in 2010 were maintained at their January 2009 levels.
- Certain long-term equity incentives granted to our executive officers in 2010 not only require time-based vesting, but are also subject to company performance requirements based on our company's operating profit.
- Our company's gross burn rate for our 2010 annual overall employee grant was 4.6%, well below industry guidelines. We calculated this by including in the numerator the total number of shares subject to equity awards granted in 2010 (excluding grants made to our non-employee directors) and including in the denominator our weighted average shares outstanding in 2010. Calculated another way, by multiplying full-value awards that we granted in 2010 by a factor of 1.5, our gross burn rate was 5.25%. This latter calculation also excludes shares subject to performance-based vesting that were granted in 2010. No shares were delivered pursuant to performance-based vesting awards in 2010.

- For 2011, 50% of our Chief Executive Officer's total compensation (i.e., base salary plus target bonus) is linked to our company's financial performance.
- Under our 2011 management bonus plan, 100% of the targeted bonus for our Chief Executive Officer, Chief Financial Officer and other key executive officers is tied our company's ability to generate revenue and control spending.
- Change-in-control acceleration of vesting is based on a double trigger philosophy, such that both a change-in-control and a qualifying termination of employment are required before vesting will accelerate.

We believe that the information provided above and within the *"Executive Compensation and Related Matters"* section of this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders of Echelon Corporation approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Echelon Corporation Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

Board Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND ENTITLED TO VOTE IS NECESSARY FOR APPROVAL.

PROPOSAL FOUR

NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding vote on the compensation of our Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Three beginning on page 22 of this Proxy Statement. As required pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, stockholders may indicate, by voting on this Proposal Four, whether they would prefer a non-binding vote on Named Executive Officer compensation once every one, two, or three years.

After careful consideration, our Board of Directors has determined for the following reasons that a non-binding vote on executive compensation that occurs triennially is the most appropriate alternative for the Company, and therefore our Board of Directors recommends that you vote for a three-years interval for the non-binding vote on executive compensation.

- We are committed to the careful and thoughtful design and administration of our executive compensation program which is designed to promote a long-term connection between pay and performance. As described in *"Executive Compensation and Related Matters—*

Compensation Discussion and Analysis," one of the core principles of our company's executive compensation program is to ensure that management's interests are aligned with the interests of our stockholders. Accordingly, our company grants equity awards with multi-year performance and service periods to encourage our executive officers to focus on the creation of sustainable long-term stockholder value. A triennial vote will allow our stockholders sufficient time to evaluate our executive compensation program in relation to our long-term performance. We believe that our stockholders can best evaluate the effectiveness of our executive compensation program over a three-year cycle, and that a one- or two-year cycle could yield a short-term mindset and detract from the long-term interests and goals of our company.

- We carefully review changes to our executive compensation program to ensure that the program appropriately aligns the interests of our executive officers with the long-term interests of our stockholders and to ensure that the program appropriately balances risk and reward. A triennial vote will provide our Board of Directors and Compensation Committee sufficient time to thoughtfully consider and respond to the views and sentiments of our stockholders, implement any necessary changes to our executive compensation program and further evaluate the effectiveness of any modifications or other changes to our executive compensation program. Holding this advisory vote more frequently than every three years could render the vote less meaningful by not allowing enough time for our company to fully respond to the advisory vote and for our stockholders to evaluate the effectiveness of this response before the next vote occurs.

We understand that our stockholders may have different views as to what is the best approach for our company, and we look forward to hearing from our stockholders on this Proposal Four.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below:

"RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which Echelon Corporation is to hold a stockholder vote to approve the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on our company, the Compensation Committee or our Board of Directors in any way, our Board of Directors may decide that it is in the best interests of our stockholders and our company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

Board Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A TRIENNIAL VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION. THE OPTION RECEIVING THE GREATEST NUMBER OF VOTES (EVERY ONE, TWO OR THREE YEARS) WILL BE CONSIDERED THE FREQUENCY SELECTED BY STOCKHOLDERS.

SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

To our knowledge, the following table sets forth certain information with respect to beneficial ownership of our common stock, as of March 31, 2011, for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our Named Executive Officers; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options or other rights held by such person that are exercisable within 60 calendar days of March 31, 2011, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 42,099,339 shares of common stock outstanding as of March 31, 2011.

Name	Shares Beneficially Owned	Percentage Beneficially Owned
5% Stockholders:		
ENEL Investment Holding BV (1)	3,000,000	7.1%
Directors and Executive Officers:		
M. Kenneth Oshman (2) (3)	3,940,568	9.3%
Armas Clifford Markkula, Jr. (3) (4)	1,817,038	4.3%
Oliver R. Stanfield (3) (5)	720,913	1.7%
Robert R. Maxfield (3) (6)	411,940	*
Kathleen B. Bloch (3)	294,241	*
Ronald A. Sege (3) (7)	250,000	*
Richard M. Moley (3) (8)	215,589	*
Anders Axelsson (3)	135,040	*
Robert J. Finocchio, Jr. (3) (9)	105,000	*
Larry W. Sonsini (3)	64,261	*
Robyn M. Denholm (3)	45,000	*
Betsy Rafael (3)	40,000	*
Michael T. Anderson (3)	35,241	--
All directors and executive officers as a group (15 persons) (3)	8,184,298	18.9%

* Less than 1%.

(1) Affiliate of Enel S.p.A. Principal address is Viale Regina Margherita 137, Rome, Italy 00198.

(2) Mr. Oshman's principal address is c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126. Includes (i) 1,830,136 shares held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust dated July 10, 1979, (ii) 89,508 shares held by M. Kenneth Oshman, Trustee of M. Kenneth Oshman 2009A Annuity Trust dated August 4, 2009, (iii) 89,508 shares held by M. Kenneth Oshman, Trustee of Barbara S. Oshman 2009A Annuity Trust dated August 4, 2009, (iv) 98,107 shares held by M. Kenneth Oshman, Trustee of M. Kenneth Oshman 2010 Annuity Trust dated February 23, 2010, (v) 98,107 shares held by M. Kenneth Oshman, Trustee of Barbara S. Oshman 2010 Annuity Trust dated February 23, 2010, (vi) 210,492 shares held by M. Kenneth Oshman, Trustee of M. Kenneth Oshman 2010A Annuity Trust dated August 18, 2010, (vii) 210,492

shares held by M. Kenneth Oshman, Trustee of Barbara S. Oshman 2010A Annuity Trust dated August 18, 2010, (viii) 268,638 shares held by M. Kenneth Oshman, Trustee of M. Kenneth Oshman 2011 Annuity Trust #1 dated February 25, 2011, (ix) 268,638 shares held by M. Kenneth Oshman, Trustee of Barbara S. Oshman 2011 Annuity Trust #1 dated February 25, 2011, and (x) 488,428 shares held by O-S Ventures, of which Mr. Oshman is general partner.

(3) Includes, for the applicable director or executive officer, the following shares exercisable within 60 days of March 31, 2011 upon the exercise of options, performance shares and/or stock settled stock appreciation rights, or SARs. The number of shares issued upon the exercise of SARs will be reduced at the time of exercise by (i) a number of shares sufficient to cover the grant price times the number of shares with respect to which the SAR is being exercised plus (ii) a number of shares sufficient to cover the amount of certain minimum withholding taxes due at the time of exercise. The number of shares withheld to cover the grant price and withholding taxes will be calculated based on the fair market value of our common stock on the date of exercise.

	Options	Performance Shares	SARs
• M. Kenneth Oshman	0	29,138	259,376
• Armas Clifford Markkula, Jr.	50,000	0	0
• Oliver R. Stanfield	0	11,875	73,126
• Robert R. Maxfield	30,000	0	0
• Kathleen B. Bloch	150,000	9,937	80,626
• Ronald A. Sege	0	0	0
• Richard M. Moley	50,000	0	0
• Anders Axelsson	0	9,937	80,626
• Robert J. Finocchio, Jr.	50,000	0	0
• Larry W. Sonsini	50,000	0	0
• Robyn M. Denholm	45,000	0	0
• Betsy Rafael	40,000	0	0
• Michael T. Anderson	0	8,750	18,750
• All directors and executive officers as a group	465,000	80,199	579,380

(4) Includes 1,645,110 shares held by Armas Clifford Markkula, Jr. and Linda Kathryn Markkula, Trustees of the Restated Arlin Trust Dated December 12, 1990, and 121,928 shares held by the Markkula Family Limited Partnership. Mr. Markkula and his spouse disclaim beneficial ownership of all but 27,500 of the shares held by the Markkula Family Limited Partnership.

(5) Includes (i) 563,395 shares held by Oliver Rueben Stanfield and Janet Helen Stanfield, Trustees of the Stanfield Family Trust UDT dated February 2, 2001, (ii) 250 shares held by Mr. Stanfield's spouse and (iii) 11,000 shares held by the Calvin Family Trust (the "Calvin Trust"). Mr. Stanfield was appointed Co-Trustee of the Calvin Trust, which is for the benefit of his step-parent. Mr. Stanfield disclaims beneficial ownership of the shares held by the Calvin Trust except to the extent of his pecuniary interest.

(6) Includes 381,940 shares held by Robert R. Maxfield, Trustee UA DTD 12/14/87.

(7) As of March 31, 2011, none of the 250,000 shares held by Mr. Sege are vested. Subject to certain vesting acceleration provisions set forth in Mr. Sege's employment agreement, all of such shares are subject to forfeiture to the Company, at no cost to the Company, if Mr. Sege's employment is terminated prior to vesting. 125,000 of the shares vest as to 25% on August 19, 2011 and each one-year anniversary thereafter. The remaining 125,000 shares vest upon the satisfaction of certain performance criteria. See *"Executive Compensation and Related Matters—Compensation Discussion and Analysis," "—Outstanding Equity Awards at 2010 Fiscal Year-End,"* footnote (3), and *"—Potential Payments Upon Termination or Change in Control—Employment Agreement with Ronald A. Sege."*

(8) Includes 165,589 shares held by the Richard Michael Moley and Elizabeth Moley 1989 Revocable Trust dtd 9/29/89, as amended 8/23/02.

(9) Includes 55,000 shares held by the Robert J. and Susan H. Finocchio Family Trust dated January 9, 1990.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and our Compensation Committee's decisions concerning the compensation of our executive officers and the reasons those decisions were made.

Executive Summary

Corporate Governance Best Practices

Our Compensation Committee, assisted by its independent compensation consultant, Compensia, stays informed of developing executive compensation best practices and strives to implement them. In this regard, our stockholders should note:

- Of our Named Executive Officers, only our Chief Executive Officer, Mr. Sege has any contractual severance protection outside of a change of control.
- If a change of control occurs, all of our Named Executive Officers have double-trigger, not single-trigger, equity vesting acceleration protection.
- None of our Named Executive Officers or other employees have any golden parachute excise tax gross-up benefits.
- In 2010, a portion of our Named Executive Officers' equity compensation awards may only be earned upon achievement of meaningful performance criteria over multiple years.
- Under our 2011 management bonus plan, 100% of the targeted bonus for our Chief Executive Officer, Chief Financial Officer and other key executive officers is tied our company's ability to generate revenue and control spending.

Executive Compensation Questions and Answers

Q. What is our company's overall executive compensation philosophy?

A. Our executive compensation programs are designed to meet the following objectives:

- Attract and retain motivated and talented executives with a view to the competitive nature of the marketplace in the Silicon Valley and other areas in which we seek executive talent;
- Motivate our executives to perform to the best of their abilities through a compensation strategy that includes meaningful "pay for performance";
- Align the interests of our executives with those of our stockholders by (i) providing our executive officers with incentives to attain our company's long term goals, (ii) specifically linking our financial and operating results to compensation paid to executive officers, and (iii) with respect to long-term equity compensation, keeping within industry guidelines for dilution; and

- Provide an executive compensation structure that is not only competitive in our geographic and industry areas, but is internally equitable and consistent based on the level of responsibilities for each executive position.

These objectives fit within our overall compensation philosophy by endeavoring to continuously improve our company's performance, while recognizing the need to secure the future potential of our business. Our compensation philosophy is also intended to enhance stockholder value, provide proper compliance with regulatory and related requirements, and create a cohesive executive team.

To meet these objectives, we have implemented an executive compensation program based on the following general policies:

- Pay cash compensation in the form of executive base pay that is competitive with the practices of other leading high technology companies in our area; and
- Pay for performance:
  - through an annual management bonus plan that is based upon our company's strategic business objectives; and
  - by providing significant long-term incentives in the form of equity compensation awards, which may include performance shares (also referred to as "restricted stock units"), stock appreciation rights (also referred to as "SARs"), restricted stock and/or stock options, in order to retain those individuals with the leadership abilities necessary to increase long-term stockholder value.

Q. ***Who are the officers on our company's executive team?***

A. Our executive team is currently comprised of the following individuals:

Title	Name
President and Chief Executive Officer	Ronald A. Sege
Executive Chairman of the Board	M. Kenneth Oshman
Executive Vice President and Chief Financial Officer	Oliver R. Stanfield
Senior Vice President of Utilities Sales and Market Development	Michael T. Anderson
Senior Vice President of Commercial Sales and Market Development	Anders Axelsson
Senior Vice President and General Counsel	Kathleen B. Bloch
Senior Vice President of Operations	Russell Harris
Senior Vice President of Engineering	Robert Hon

From November 2009 until August 2010, Robert R. Maxfield, one of our company's directors, served as our Chief Executive Officer on an interim basis. Until November 2009, Mr. Oshman served as our Chief Executive Officer.

Throughout this proxy statement, our executive team is referred to as the "executive officers" and includes our "Named Executive Officers."

Q. What is the role of our company's Compensation Committee?

A. The Compensation Committee is responsible for ensuring compliance with our company's executive compensation objectives and policies. Accordingly, the Compensation Committee reviews and approves our company's annual compensation arrangements, including approving specific performance objectives for the compensation payable to our executive officers. These arrangements include annual base salary, annual incentive bonus, equity compensation, and other benefits or compensation. In performing these duties, the Compensation Committee is assisted by our Human Resources Department and receives input from our executive management, particularly our Chief Executive Officer. Management provides the Compensation Committee with information about our company and individual executive performance, market data, and management's perspective and recommendations on compensation matters. The Compensation Committee is authorized to obtain the assistance of compensation consultants at any time. For example, in 2011 the Compensation Committee retained the services of Compensia, a management compensation consulting firm that provides executive compensation advisory services, to provide input regarding executive compensation, including base salary, bonuses and long-term equity incentives.

Our Compensation Committee approves and interprets our executive compensation and benefits plans and policies, including our stockholder-approved 1997 Stock Plan. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are independent for purposes of the listing standards of the Nasdaq Stock Market, "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The members of our Compensation Committee currently are Armas Clifford Markkula, Jr., Richard M. Moley and Betsy Rafael, and the Compensation Committee is chaired by Mr. Moley. Our Compensation Committee operates under a written charter adopted by our Board of Directors which is available at the Investor Relations section of our website at www.echelon.com. The Compensation Committee held four meetings during 2010.

Q. What is the role of our Chief Executive Officer in compensation decisions?

A. Our Chief Executive Officer, with input from our Vice President of Human Resources, reviews the performance of our executive officers and presents his findings to our Compensation Committee, together with recommendations for their compensation structures. In 2010, our Chief Executive Officer also obtained input from the Executive Chairman of the Board. Each of the executive officers reports to our Chief Executive Officer, and in the past his evaluations were largely subjective rather than based on quantitative metrics.

In 2011, we implemented an employee performance management appraisal program under which each employee, including each of our executive officers, is charged with annually establishing specific, measurable performance objectives that are consistent with our company's overall goals, as well as professional development goals. Each employee's objectives are approved by his or her manager and the employee will be evaluated periodically against those objectives. In evaluating each executive officer, it is the view of our Chief Executive Officer and the Compensation Committee that each executive officer is expected to perform at a very high level and to also function as an integral part of a cohesive team. The goals of the performance management appraisal program are to provide objective criteria against which to evaluate the performance of our executive officers and support a "pay for performance" culture.

The Compensation Committee alone or in consultation with the full Board of Directors reviews the performance of our Chief Executive Officer and Executive Chairman. As with the other executive officers, each of our Chief Executive Officer and Executive Chairman is expected to perform at a very high level.

The Compensation Committee considers these findings and recommendations, but makes its own final determinations. This review process is generally conducted twice each year: first, in advance of annual salary adjustments, if any, and the adoption of the annual management bonus program described below, and second, in connection with the annual equity compensation award.

Q: What is the role of compensation consultants and benchmarking in determining executive compensation?

A. The Compensation Committee has the authority to engage its own independent advisors. For example, in 2011, the Compensation Committee engaged Compensia, a management compensation consulting firm, to provide input regarding key trends in executive compensation practices, including base salary, bonuses and long-term equity, by our peer companies. This independent compensation consultant did not provide any other services to our company and received compensation only with respect to the services provided to the Compensation Committee. The Compensation Committee did not engage an independent compensation consultant in 2010.

Each year, our company and the Compensation Committee use benchmarking to assess the competitiveness of certain aspects of the compensation of our executive officers in light of the compensation offered to executives at other companies. These peer companies are not limited to competitors, given the complex nature of our company's business and the various geographic locations in which we compete for talent. For 2010, the Compensation Committee relied on data from AON Radford Surveys + Consulting. This data considered companies in Northern California, generally, and the San Jose geographic area, specifically; in peer groups defined as the "software and networking industry" and the "electronics, electronic equipment and semiconductor industry"; and with revenue generally between $200 million and $500 million and between $500 million and $1.0 billion (or more, in some cases). While these revenue ranges are greater than our company's revenue historically, the Compensation Committee considered that we compete for talent with larger companies such as these. Management also reviewed international data provided by the Radford survey, where appropriate.

The following companies were included in the relevant peer groups in 2010:

3Com
ActivIdentity
Ariba
Bigband Networks
Brocade
Cadence
Cisco
Digi International
Dolby Laboratories
Eclipsys
Extreme Networks
F5 Networks
Force 10 Networks
Fortinet
Infinera
Informatica
Juniper Networks
Netapp
Omneon
Panduit
Pillar Data Systems
Redback Networks
Riverbed Technology
Salesforce.com
Savi Technology
Silver Spring Networks
Sonus Networks
Synopsys
Tivo
Wind River Systems

The overall competitive data presented included base salary and formal incentive compensation in the 25th, 50th and 75th percentile, average compensation information, and ratios of base salary and bonus to total on-target earnings. We generally target base salaries to be in approximately the 75th percentile of peer group companies, although other important factors are considered, including individual performance, experience and responsibilities; maintaining internal consistency of compensation for similarly situated officers; and company performance.

Q. What are the elements of our company's executive compensation program?

A. Our executive officers' compensation, as is the case with all of our officers, has three primary components:

- Base salary;
- Participation in the management bonus plan; and
- Participation in the annual equity compensation award.

In addition, we provide our executive officers with employee benefits that are generally available to all salaried employees in the geographical location in which they are based. Except for post-termination payments that may be payable to our Chief Executive Officer under the employment agreement described below, we do not provide pension arrangements, post-termination payments, deferred compensation or other similar benefits to our current executive officers.

We believe that this combination of elements provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term stockholder value, and is conducive to executive recruitment and retention.

Q. When are decisions concerning executive compensation made?

A. The Compensation Committee typically makes its decisions concerning executive officer base salaries early in the year, as was the case in each of 2010 and 2011. Decisions regarding executive compensation may also be made at other times of the year.

The management bonus plan is also typically established early in the year. The management bonus plan was implemented in March of 2010 and February of 2011. These plans are described below.

In addition, following the hiring of Mr. Sege as our company's Chief Executive Officer in August 2010, our Board of Directors approved an equity compensation grant of performance shares to the executive officers, which grant is subject to performance criteria, to assure that the goals of all executive officers would be consistent with Mr. Sege's. This grant is described in detail below.

Our company's equity compensation grant guidelines, which are described below, call for annual equity compensation grants to be made effective on the date of our company's annual meeting of stockholders. As a result, the Compensation Committee granted 2010 annual awards in May 2010, on the date of our 2010 Annual Stockholders' Meeting.

Q: How are individual performance and other factors taken into consideration when making executive compensation decisions?

A: As noted above, the Compensation Committee relies on input from our Chief Executive Officer, Executive Chairman and Vice President of Human Resources to evaluate the performance of the executive officers. For example, our Chief Executive Officer meets frequently with each of the executive officers, enabling him to develop in-depth knowledge of each executive officer's performance.

During 2010, the evaluations of the Chief Executive Officer were largely subjective rather than based on quantitative metrics, but also included a review of the performance of each executive officer's department (such as, depending on the executive officer's department, accomplishment of strategic department goals, implementation of operational or other improvements, achievement of product developments on time and within budget, and contribution to achieving overall company goals), as well as our company's overall performance.

In 2011, we implemented an employee performance management appraisal program under which each employee, including each of our executive officers, is charged with annually establishing specific, measurable performance objectives that are consistent with our company's overall goals, as well as professional development goals. Each executive officer's objectives reflect the applicable department's overall objectives and have been approved by our Chief Executive Officer. Our Chief Executive Officer and each executive officer meet periodically to evaluate the executive officer's performance against those objectives.

The Compensation Committee also considers internal pay equity when establishing executive compensation. The Compensation Committee believes that our executive officers must work extensively together as a cohesive team. The Compensation Committee believes that such teamwork is fostered by keeping the grant level to our executive officers within a reasonably comparable level, so long as each of the executive officers continues to perform at a very high level. In addition, in establishing executive compensation, the Compensation Committee may consider previous award amounts, length of service or expected pay-outs under prior awards or the management bonus plan.

Q: How are base salaries determined?

A: Base salary fits into our overall compensation program as a means to attract and retain qualified Named Executive Officers, and to be competitive in our geographic and industry areas. Base salaries are designed to compensate our executive officers for services rendered during the year, and to meet competitive norms and reward performance on an annual basis. As outlined above, we rely on data from the Radford survey, as well as general market sources, to keep our base salaries competitive when compared to the our peer companies. Adjustments to salaries, if any, may be made based on an individual's current and expected future performance, pay relative to competitors and internal equity.

2010 Salaries. Salaries in 2010 were affected by, among other things, a salary reduction program that our company implemented in 2009. In May 2009, our Board of Directors implemented a structured salary reduction program pursuant to which the salary of each executive officer was reduced by 15% during a one year period from May 1, 2009 through April 30, 2010. These salaries were reinstated to their pre-reduction program levels, effective May 1, 2010. However, given the continuing uncertainty of the economic environment, no salary increases were granted at that time.

As part of the structured salary reduction plan, our Board of Directors also approved the issuance on June 10, 2009 of certain performance shares under our company's 1997 Stock Plan to those employees, including the executive officers, affected by the salary reduction plan, in a number equal to one half of the amount of that employee's annual salary reduction, valued at the closing price of our company's common stock on June 10, 2009, which was $8.00. The performance shares so issued vested on April 30, 2010. The Named Executive Officers who were subject to the salary reduction received grants and were issued performance shares (that is, the issued shares equaled the number of shares granted, minus a number of shares sufficient to cover the amount of minimum withholding taxes due at the time of release) in respect of the structured salary reduction plan, as follows:

Named Executive Officer	Title	Number of Shares Granted in 2009	Number of Shares Issued in 2010
M. Kenneth Oshman	Executive Chairman of the Board (Chief Executive Officer as of grant date)	1,032	654
Oliver R. Stanfield	Executive Vice President and Chief Financial Officer	3,375	2,138
Anders Axelsson	Senior Vice President of Commercial Sales and Market Development	3,047	1,930

The salary reduction plan did not apply to Mr. Maxfield and Mr. Sege as they were not employees of our company at the time it was implemented.

2011 Salaries. For 2011, given the continued challenging economic environment for our company, the Compensation Committee again made no adjustment to the base salaries of our executive officers, with two exceptions. First, following a review of salary levels at the peer companies referenced above and among our company's executive officers, the Compensation Committee approved an increase in annual salary for our company's Senior Vice President of Utilities Sales and Market Development, Michael T. Anderson, from $300,000 to $325,000. Our company will also reimburse Mr. Anderson, who is a resident of the state of Washington, for California state income taxes paid on his salary. Second, the Compensation Committee increased the salary of our company's Executive Chairman, M. Kenneth Oshman, from $110,000 to $150,000 per year.

Summary. The following table summarizes the actual annual base salaries paid for 2010 and payable for 2011 for our Named Executive Officers:

Named Executive Officer	Title	2010 Salary Paid (1)	2011 Salary Payable
Ronald A. Sege	President and Chief Executive Officer (commencing August 19, 2010)	$145,833	$400,000
Robert R. Maxfield	President and Chief Executive Officer (through August 18, 2010)	$428,483	$0
M. Kenneth Oshman	Executive Chairman of the Board	$104,500	$150,000

Named Executive Officer	Title	2010 Salary Paid (1)	2011 Salary Payable
Oliver R. Stanfield	Executive Vice President and Chief Financial Officer	$342,000	$360,000
Michael T. Anderson	Senior Vice President – Utilities Sales and Market Development	$300,000	$325,000
Anders Axelsson	Senior Vice President – Commercial Sales and Market Development	$308,750	$325,000

(1) The 2010 salary amounts are net of the 15% salary reduction that was in effect through April 30, 2010.

Q: How is the management bonus plan generally determined?

A: Each year we adopt a management bonus plan that is intended to motivate key members of management, including our executive officers, to perform well and achieve important company objectives. The amount of the management bonus is determined based on each manager's expected contribution to the overall outcome of our company's performance objectives, and also reflects market conditions. The management bonus may be paid in cash or other forms of compensation, including performance shares, and specific performance vesting requirements may be imposed, as determined by the Compensation Committee in its discretion.

In May 2004, our stockholders approved a management bonus plan, which was re-approved at our 2009 Annual Meeting of Stockholders. The management bonus plan was implemented, and stockholder approval was originally obtained, to comply with Section 162(m) of the Internal Revenue Code. Section 162(m) limits the tax deductibility by a corporation of compensation paid in cash in excess of $1.0 million paid to its chief executive officer and the other three most highly compensated executive officers other than the chief financial officer. However, if such compensation qualifies as "performance based," it is excluded from the $1.0 million limit. To qualify as performance-based, among other requirements, such compensation may only be payable only following the Compensation Committee's certification as to the achievement of pre-established, objective performance goals under a plan approved by the corporation's stockholders. Our Board of Directors may amend or terminate the management bonus plan at any time and for any reason. Any such amendment will be submitted for stockholder approval if required to maintain the bonus plan's compliance with Section 162(m).

After reviewing the recommendations of our Chief Executive Officer, the Compensation Committee selects which of our employees will be eligible to receive awards under the management bonus plan. The actual number of employees who will be eligible to receive an award under the bonus plan in any year cannot be determined in advance because our Chief Executive Officer and the Compensation Committee have the discretion to select the participants. However, it is expected that approximately twenty employees would participate in the management bonus plan in any year, for each performance period. The Compensation Committee approves performance goals that must be achieved before an award will actually be paid to a participant. The award may be expressed as a percentage of the participant's salary, or may be designated as a dollar amount or based on some other metric as determined by the Compensation Committee. Performance metrics might include cash position, earnings per share, individual objectives, net income, operating cash flow, operating income, expenses, return on assets, return on equity, revenue, total stockholder return, or other metrics. Service-based vesting may also be required before the award vests.

Q: What determinations were made for the management bonus plan in 2010 and to date in 2011?

A: For 2010, the Compensation Committee intended that the management bonus plan motivate our Named Executive Officers to perform well and achieve our company and department objectives. The Compensation Committee intended the amount of the bonus for our Named Executive Officers to be significant relative to each Named Executive Officer's total compensation. The Compensation Committee did not set the dollar amount of the bonus amount as a percentage of salary or employ any other formula in establishing the bonus amount relative to total Named Executive Officer compensation. The bonus amount for all executive officers has not typically varied (or increased) significantly from year to year over the last several years, as the Compensation Committee has considered our company's financial performance and financial condition over the same period. The Compensation Committee also considered internal pay equity in establishing the bonus amounts, in order to foster teamwork among our Named Executive Officers, so long as each of the Named Executive Officers continues to perform at a very high level.

For the 2010 bonus plan, our Chief Executive Officer recommended, and the Compensation Committee determined, that it would be in the best interests of our company and our stockholders to continue to conserve our cash by providing for the management bonus to be allocated in performance shares rather than paid in cash. Thus, the Compensation Committee implemented a bonus plan under which each executive officer received performance shares under our 1997 Stock Plan, calculated as a dollar amount approved by the Compensation Committee, divided by the $9.18 per share closing price of our common stock on March 10, 2010. The 2010 bonus plan did not provide for any payments in cash. As in past years, the Compensation Committee believed this plan would both conserve cash and tie the compensation of participants to the performance of the stock of our company over the subsequent twelve months. The Compensation Committee considered that given the then-current uncertain economic environment, a service vesting requirement should be implemented for the 2010 bonus plan and there were no additional performance-based requirements. Thus, issuance to each executive officer of the shares of our common stock underlying the performance shares for the 2010 bonus plan was subject to the requirement that the executive officer continue to be employed by our company as of March 1, 2011, except that in the case of Mr. Oshman, our company's Executive Chairman of the Board, vesting was made monthly over a twelve month period.

The original dollar amount of the bonus and the number of performance shares granted to our Named Executive Officers, together with the actual number of shares issued upon vesting on March 1, 2011 (that is, the number of shares granted, minus the number of shares sufficient to cover the amount of minimum withholding taxes due at the time of release) in respect of the 2010 bonus plan was as follows:

Named Executive Officer	Title	2010 Bonus Amount	Number of Shares Granted	Number of Shares Issued
M. Kenneth Oshman	Executive Chairman of the Board	$375,000	40,850	25,071
Oliver R. Stanfield	Executive Vice President and Chief Financial Officer	$86,000	9,368	5,658
Michael T. Anderson	Senior Vice President – Utilities Sales and Market Development	$100,000	10,893	7,741
Anders Axelsson	Senior Vice President – Commercial Sales and Market Development	$54,000	5,882	3,421

The 2010 bonus plan did not provide for any payments to be made in cash. Mr. Maxfield was not made a part of the 2010 bonus plan, as the arrangement with Mr. Maxfield when he became our company's Chief Executive Officer in November 2009 did not provide for a specific bonus in 2010. Mr. Sege did not participate in the 2010 bonus plan as he was not an employee at the time it was implemented.

The Compensation Committee believes the bonus amounts were appropriate in light of that officer's performance, the officer's actual or targeted bonus amount for prior years, the bonus amounts for other officers at a comparable level, and our company's performance.

2011 Management Bonus Plan. For 2011, our management determined that the key imperatives for our company are to increase revenues and control spending. As a result, our Chief Executive Officer and other management reviewed the structure of the management bonus plans for the prior several years and proposed a management bonus plan that would be tied to, and would reward, success in achieving our company's targets for revenue generation and expense control. In February 2011, the Compensation Committee implemented a 2011 bonus plan under which certain of our executive officers, including our Chief Executive Officer, are eligible to earn cash payouts upon the achievement of specified performance targets.

Key elements of the 2011 Bonus Plan are as follows:

Non-Sales Executive Officers. For our executive officers, including our Chief Executive Officer but excluding our two Senior Vice Presidents of Sales and Market Development and our Executive Chairman, the 2011 bonus plan is tied to our company's revenue and expense control.

- 50% of the bonus amount will be tied to performance targets based on our company's actual revenue and 50% of the bonus amount will be tied to performance targets based on our company's non-GAAP operating income or loss, or NGOI. NGOI will be calculated as our company's actual net operating income or loss for full year 2011, adjusted to remove stock-based compensation charges, payments under the 2011 bonus plan itself and certain other charges.

- For the revenue portion of the 2011 bonus plan (i.e., 50% of the total targeted bonus for each participant), the 2011 bonus plan has three tiers, as follows:

(i) The first tier has a "cliff" below 85% of targeted revenue, in which case no revenue-based bonus will be paid. If 85% of targeted revenue is achieved, then 70% of the revenue-based bonus will be paid;
(ii) The second tier has a "primary" bonus rate on revenue from 85% up to and including 100% of targeted revenue, which primary rate is calculated such that the remaining 30% of the revenue-based bonus will be paid over the remaining 15% of targeted revenue; and
(iii) The third tier has an "accelerated" bonus rate on revenue over 100% of targeted revenue, which accelerated rate is calculated at 50% more than the primary bonus rate.

- For the NGOI portion of the 2011 bonus plan (i.e., 50% of the total targeted bonus for each participant), the 2011 bonus plan also has three tiers, as follows:

(i) At the first tier, the NGOI-based bonus will be paid if the primary NGOI target is achieved. No NGOI-based bonus will be paid if this target is not achieved.
(ii) At the second tier, the 2011 bonus plan will have milestones from 0% to 100% measured against a second, more stringent NGOI target (with each milestone increasing by ten percentage points), each of which is a cliff. For example, no second tier NGOI-based bonus will be paid if the first milestone is not met, and the full second tier NGOI-based bonus will be paid if all milestones are met. If NGOI falls between two milestones, then the NGOI-based bonus associated with the lesser milestone will be paid. The full amount of the second tier NGOI-based bonus will be equal to the amount of the first tier NGOI-based bonus.
(iii) At the third tier, an additional NGOI-based bonus would be paid if a third, even more stringent, NGOI target is met. The amount of the third tier NGOI-based bonus would be equal to 50% of the first tier NGOI-based bonus. The NGOI-based bonus is capped at two and one half times the target bonus amount.

Sales Executive Officers. For our two Senior Vice Presidents of Sales and Market Development for our utilities products and commercial products, the bonus plan is tied to revenue and successful revenue generating activities, such as bookings and design wins.

- The 2011 bonus plan for our company's Senior Vice President of Commercial Sales and Market Development is tied 100% to performance targets based on our company's revenue for commercial markets products, and with a payment for each "design win" during 2011.

- The 2011 bonus plan for our company's Senior Vice President of Utilities Sales and Market Development is tied 50% to performance targets based on our company's revenue for utilities markets products and 50% to new orders (bookings) for utilities markets products during 2011.

- The 2011 bonus for these sales executives also has three tiers:

(i) The first tier has a "cliff" below 85% of targeted revenue or orders, as applicable, in which case no bonus will be paid. If 85% of targeted revenue or orders, as applicable, is achieved, then 70% of the applicable bonus will be paid;
(ii) The second tier has a primary bonus rate on targeted revenue or orders, as applicable, from 85% up to and including 100% of targeted revenue or orders, as applicable, which primary rate is calculated such that the remaining 30% of the applicable bonus will be paid over the remaining 15% of targeted revenue or orders, as applicable; and

(iii) The third tier has an "accelerated" bonus rate on revenue or orders, as applicable, over 100% of targeted revenue or orders, as applicable. The accelerated rate is calculated at 50% or 100% more than the primary bonus rate, depending on the products sold.

Target Bonus Amounts. The target amount of the bonus for our Chief Executive Officer was set in his employment agreement with our company. For each of our other executive officers, including our other Named Executive Officers, the target bonus amount was set relative to the officer's total compensation, the allocated dollar amount of the officer's bonus for the prior year, and internal equity. The Compensation Committee did not set the dollar amount of the bonus amount as a percentage of salary, although the Compensation Committee determined that in the future it would be appropriate to have a greater percentage of the total on-target compensation for each executive officer to be tied to a bonus with performance criteria.

If the performance criteria are met, the target bonus amounts to be paid to the Named Executive Officers under the 2011 bonus plan are as set forth below. If the performance criteria are exceeded, the amount of the bonus paid to each Named Executive Officer may exceed such target bonus amount. While there is no cap on the revenue-based portion of the bonus, to the extent our revenue increases, our company will benefit to a far greater extent than the amount of the additional bonus that would be payable.

Named Executive Officer	Title	Threshold 2011 Revenue Bonus Amount - 85% of Target (1)	2011 Total Bonus Amount at 100% of Target
Ronald A. Sege	Chief Executive Officer	$140,000 (1)	$400,000
Oliver R. Stanfield	Executive Vice President and Chief Financial Officer	$30,100 (1)	$86,000
Michael T. Anderson	Senior Vice President – Utilities Sales and Market Development	$70,000	$100,000
Anders Axelsson	Senior Vice President – Commercial Sales and Market Development	$70,000	$100,000

(1) The threshold for the 2011 bonus payable based on NGOI is 100% of the NGOI target.

Executive Chairman. In addition, the Compensation Committee approved compensation for our company's Executive Chairman, M. Kenneth Oshman, for 2011. Such compensation consists of an annual salary of $150,000, participation in a management bonus plan and continuation of the current air travel reimbursement plan described in the *"Certain Relationships"* section of this proxy statement.

Under the bonus plan, while he remains an employee of our company, Mr. Oshman will receive a total of 40,651 performance shares over a two year period under our 1997 Stock Plan, calculated as a $400,000 bonus amount divided by the per share closing price of our company's common stock on February 10, 2011, which was $9.84. The issuance to Mr. Oshman of the shares of our company's common stock underlying the performance shares will be subject to monthly vesting, so that one-twenty-fourth of the performance shares issuable will vest as of the first of each month, commencing March 1, 2011, as long as Mr. Oshman continues to be employed by our company as of the applicable monthly vesting date. No cash bonus will be issued under the bonus plan for Mr. Oshman.

Q: What is the basis for equity compensation grants?

A: Equity compensation grants are made under our 1997 Stock Plan, which was approved by our stockholders at our 2004 annual meeting. Our 1997 Stock Plan provides for the grant of the following types of incentive awards:

- Stock options,
- Stock purchase rights,
- Stock appreciation rights,
- Performance units and performance shares, and
- Restricted stock.

As of March 31, 2011, a total of 19,212,394 shares of our common stock were reserved for issuance under our 1997 Stock Plan, with 5,895,834 of such shares subject to outstanding awards granted under our 1997 Stock Plan and 13,316,560 of such shares remaining available for new awards to be granted in the future.

Q. What forms of equity compensation awards may our company issue each year?

A. Our Compensation Committee regularly monitors the environment in which we operate and makes changes to our equity compensation program to help us meet our goals, including achieving long-term stockholder value. We use various forms of equity compensation to motivate and reward long-term performance and encourage our employees to participate in the ownership of our company. We have typically granted awards based on options, stock appreciation rights, or SARs, performance shares, and restricted stock, each of which carries a vesting requirement.

On an annual basis, our Compensation Committee approves an annual equity compensation award to our employees, including our executive officers, under our 1997 Stock Plan. The Compensation Committee intends that equity awards granted under our 1997 Stock Plan will offer long-term incentives to our employees to remain with our company and continue to perform well, and will reward each of our employees, including our executive officers, by participating in our company's success. We regard our equity award program as an important tool for retaining and motivating our employees.

Historically, we granted equity awards to our employees in the form of stock options. However, because of the evolution of the accounting treatment of certain types of awards, particularly as a result of ASC 718, which requires a company to recognize as an expense the fair value of stock options and other stock-based compensation granted to employees, the Compensation Committee has determined that it is in the best interests of our stockholders to consider issuing forms of equity compensation other than stock options in order to limit to the extent possible the amount of compensation expense our company must record and the resulting negative impact on our earnings and earnings per share.

The Compensation Committee periodically reviews recommendations presented by our Chief Executive Officer and other management, and also consults with Compensia, an independent management compensation consulting firm, regarding key trends and equity compensation practices of our peer companies.

We also believe that the use of performance shares provides a more predictable value to employees than stock options, and therefore they are an efficient tool to retain and motivate employees, while also serving as an incentive to increase the value of our common stock. Performance shares also help conserve our 1997 Stock Plan share reserves because fewer performance shares are needed to provide a retention and incentive value similar to stock options. As explained below, in 2010, our Compensation Committee elected to grant only performance shares in our annual long-term equity compensation grant to employees, rather than a combination of SARs and performance shares.

Our Compensation Committee is authorized by our Board of Directors to grant awards under our 1997 Stock Plan. In addition, our Board of Directors has delegated to a "stock option committee," comprised solely of our Chief Executive Officer, a limited power to make equity compensation awards. In his "stock option committee" capacity, our Chief Executive Officer is empowered to grant stock options, performance shares and/or SARs under our 1997 Stock Plan, only to non-executive officer employees of our company, up to a maximum of 25,000 shares per employee per year and an aggregate limit of 250,000 shares per year. Any equity compensation awards to any executive officer or to any employee in excess of 25,000 shares in any year or in excess of the 250,000 share aggregate limit must be approved by the Compensation Committee or our Board of Directors.

Q: What determinations did the Compensation Committee make with respect to long-term equity incentive compensation in 2010?

A: In determining the amount and terms of the 2010 equity compensation awards for each of our Named Executive Officers other than our Chief Executive Officer, the Compensation Committee reviewed the individual performance of each such Named Executive Officer, after receiving input from our Chief Executive Officer as discussed above. In establishing 2010 award amounts for the Named Executive Officers other than our Chief Executive Officer, the Compensation Committee considered the 2009 award amounts but did not consider length of service or expected pay-outs under prior awards or the management bonus plan. The Compensation Committee also considered internal pay equity when establishing 2010 award amounts, since the Compensation Committee believes that all of our executive officers must work extensively together as a cohesive team. The Compensation Committee considered the amount of long-term equity compensation for each Named Executive Officer to be at a level that was material when compared with the executive officer's overall compensation, but it was not set as a direct percentage thereof.

In granting the 2010 annual awards, the Compensation Committee also considered the form of equity consideration to be used. Although an allocation between SARs and performance shares had been made in previous years, the Compensation Committee also considered the current competitive environment in the Silicon Valley and elsewhere, and noted that some companies against which our company competes for talent are granting full-value awards such as restricted stock units rather than options. The Compensation Committee also considered the importance of retaining our management team and key employees as part of our company's efforts to achieve profitability. Thus, the Compensation Committee determined that, for 2010, it would be appropriate to grant only performance shares.

The following grants were made to the Named Executive Officers in respect of our 2010 annual equity compensation grant:

Named Executive Officer	Title	Number of Performance Shares Granted
M. Kenneth Oshman	Executive Chairman of the Board	78,000
Oliver R. Stanfield	Executive Vice President and Chief Financial Officer	35,000
Michael T. Anderson	Senior Vice President – Utilities Sales and Market Development	35,000
Anders Axelsson	Senior Vice President – Commercial Sales and Market Development	31,000

Mr. Maxfield, who was then our company's Chief Executive Officer, did not participate in the grant, as the Compensation Committee determined that Mr. Maxfield's existing compensation package was appropriate for an interim chief executive officer. Mr. Sege also did not participate in the grant as he was not then an employee of our company.

The Compensation Committee believes that the 2010 award amounts were appropriate in light of that Named Executive Officer's performance, the officer's award amount for prior years, the award amounts for other officers at a comparable level, and our company's performance.

In addition, in August 2010, following the hiring of Mr. Sege as our Chief Executive Officer, our Board of Directors authorized the issuance of certain performance shares to our senior management team, including our Named Executive Officers, under our 1997 Stock Plan. Our Board of Directors authorized the grants, which are subject to performance criteria identical to the criteria for the performance-based grant made to Mr. Sege when he joined our company, to assure that the goals of all executive officers are consistent. Under the performance criteria, 50% of the performance shares will vest only if the officer remains employed with our company through the first anniversary of the grant date and only if our company reports four consecutive quarters of cumulative non-GAAP operating profit following the date of grant and on or prior to April 1, 2015. The remaining 50% of the performance shares will vest only if the officer remains employed with our company through the second anniversary of the grant date and only if our company reports a completed fiscal year with a specified non-GAAP operating profit following the date of grant and on or prior to April 1, 2015. Any unvested shares subject to the grants will expire and be forfeited on April 1, 2015 to the extent that the performance conditions are not met.

The following grants were made to the Named Executive Officers in respect of the August 2010 grant of performance shares:

Named Executive Officer	Title	Number of Performance Shares Granted
Oliver R. Stanfield	Executive Vice President and Chief Financial Officer	45,000
Michael T. Anderson	Senior Vice President – Utilities Sales and Market Development	45,000

Named Executive Officer	Title	Number of Performance Shares Granted
Anders Axelsson	Senior Vice President – Commercial Sales and Market Development	45,000

Q: How does our company determine grant dates for equity awards?

A: In August 2007, our Board of Directors and Compensation Committee adopted equity compensation grant guidelines regarding the timing of granting equity compensation awards to company employees, including executive officers. The guidelines provide that while we intend to follow the timing guidelines to the extent possible, our Board of Directors, the Compensation Committee or the stock option committee may issue equity compensation grants at a different time if doing so would be in the best interests of our company, our stockholders and our employees.

The equity compensation grant guidelines provide that awards will generally be granted on the 10th day of the calendar month (or the next business day, if the 10th day is not a business day). The grant date of the award will be the date that the exercise price (determined as the closing price for our company's common stock on the Nasdaq Stock Market) and vesting date are set. Awards may be approved in advance of the grant date for that month. Award approvals by the Compensation Committee generally will be made at an in-person or telephonic committee meeting. If an award is approved by unanimous written consent, the effective date of such written consent will be the date the last signature is obtained.

The guidelines apply to awards for both new and existing employees, including executive officers. The grant date for new employees will generally be the 10th day of the month following the date the award is approved, provided that the grant date cannot be prior to the employee's first day of employment. The guidelines provide that, in the case of the annual equity compensation award to all or any subset of existing employees, the grant date will be the date of our company's annual meeting of stockholders for such year. In the case of awards to executive officers (including the annual award), if our company's "insider trading window" is not then open, then the grant date shall be the day the insider trading window next opens. In 2010, the annual equity compensation grant was made on our company's annual meeting date, which was May 26, 2010. Our company's "insider trading window" was open on that date.

The Compensation Committee has not granted, nor does it intend to grant in the future, equity compensation awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend to time in the future, the release of material nonpublic information based on equity award grant dates.

Q: How was the compensation for our company's Chief Executive Officer determined?

A: ***Compensation for Mr. Maxfield.*** In November 2009, Robert R. Maxfield was appointed as our Chief Executive Officer, replacing M. Kenneth Oshman, who resigned from that position for health reasons. Mr. Maxfield served in that capacity until August 2010, when our company hired Ronald A. Sege to be our Chief Executive Officer.

When our Board of Directors set Mr. Maxfield's compensation in November 2009, it reviewed the compensation data for interim chief executive officers that had been obtained by our company's outside counsel, but agreed that the data were extremely varied and without discernable pattern. Our Board of Directors also considered that Mr. Maxfield was highly qualified to step into the Chief Executive Officer position at our company on short notice, as he had served as head of our company's product development group for a time, had acted as an advisor to Mr. Oshman and our company from time to time, and was very familiar with our company's business and activities.

Our Board of Directors determined that it was reasonable for Mr. Maxfield's compensation package to consist of (1) an annual salary of $500,000, (2) the grant of performance shares under our 1997 Stock Plan with a grant value of $500,000 as of the November 10, 2009 grant date, (3) a bonus, to be determined at the discretion of our Board of Directors, depending on the circumstances, and (4) an air travel reimbursement arrangement described in the *"Certain Relationships"* section of this proxy statement.

A total of 39,002 performance shares was issued to Mr. Maxfield as the equity portion of this compensation package, based on the November 10, 2009 closing price of our common stock of $12.82. The performance shares vested as to one-twelfth of the shares on December 10, 2009 and each one-month anniversary thereafter.

Mr. Maxfield served as our Chief Executive Officer until August 19, 2010, when Mr. Sege was appointed our President and Chief Executive Officer. On August 20, 2010, our Board of Directors approved the grant of a $250,000 bonus to Mr. Maxfield, payable in 33,289 fully vested shares of restricted stock under our 1997 Stock Plan, valued at the August 20, 2010 closing price of our company's common stock of $7.51. Mr. Maxfield was granted this bonus in recognition of his performance as our company's interim Chief Executive Officer during the period from November 5, 2009 through the effective date of Mr. Sege's appointment. Mr. Maxfield served as an assistant to Mr. Sege during a transition period that ended on November 4, 2010, and he remains a director of our company.

Compensation for Mr. Sege. Prior to hiring Mr. Sege as our Chief Executive Officer, our Human Resources department provided our Compensation Committee and our Board of Directors with information regarding chief executive officer compensation obtained from (i) the Radford survey information for the previously named competitor companies, (ii) Russell Reynolds & Associates, the executive search firm retained by our company to conduct the chief executive officer search, and (iii) publicly available information regarding chief executive officer compensation in the Silicon Valley. Based on the foregoing, and following negotiations with Mr. Sege, the compensation arrangement reached with Mr. Sege, which was effective as of August 19, 2010, was as follows:

- ***Base Salary:*** Mr. Sege's base salary is $400,000 per year, subject to annual review by the Compensation Committee.

- Mr. Sege is entitled to receive a bonus of 100% of his base salary if certain performance targets are achieved, and up to 150% of his base salary beginning in 2011 if those performance targets are significantly exceeded. The annual bonus may be paid in the form of cash or fully-vested performance shares or a mixture of both. For 2010, Mr. Sege was guaranteed to receive the pro-rata portion of his target annual bonus, subject to his remaining employed by Echelon through December 31, 2010. The amount of that bonus, which was paid in cash, was $145,833. Mr. Sege's potential bonus for 2011 is described above.

- Mr. Sege was granted stock-settled stock appreciation rights covering 250,000 shares, under our 1997 Stock Plan. Subject to Mr. Sege's continued employment with our company, 25% of the shares subject to the award will vest on each of the first four anniversaries of the grant date. The maximum term of the award is seven years from the grant date.

- Mr. Sege was granted 125,000 shares of restricted stock under our 1997 Stock Plan. Subject to Mr. Sege's continued employment with our company, 25% of the shares subject to the award will vest on each of the first four anniversaries of the grant date.

- Mr. Sege was granted 125,000 shares of restricted stock under our 1997 Stock Plan, which vest based upon satisfying performance milestones. 62,500 of the shares subject to the award will vest only after (a) Mr. Sege has remained employed by our company through August 19, 2011, and (b) upon our company having reported four consecutive quarters of cumulative non-GAAP operating profit on or prior to April 1, 2015. The remaining 62,500 shares subject to the award will vest only after (a) Mr. Sege has remained employed by our company through August 19, 2012, and (b) upon our company having reported a fiscal year with a specified percentage of non-GAAP operating profit. Any unvested shares subject to the award will expire and be forfeited on April 1, 2015 to the extent that the performance conditions are not met.

In February 2011, the Compensation Committee reviewed Mr. Sege's compensation, which was initially set by the employment agreement between Mr. Sege and our company entered into in August 2010. The employment agreement provided for Mr. Sege's compensation for 2011 to be $400,000 in salary and $400,000 in bonus, with the bonus to be tied to performance criteria to be established by the Compensation Committee. The Compensation Committee did not make any changes to the level of compensation, and determined that the performance criteria applicable to Mr. Sege's 2011 bonus should be identical to the performance criteria applicable to our Chief Financial Officer and the other executive officers who do not head up our company's sales organizations. Doing so would assure that all executives strive for the same goals. The performance criteria, which are described in more detail above, are intended to drive revenue and control spending, and provide for 50% of the targeted bonus to be based on targeted revenue and 50% to be based on targeted expenses. There will be no bonus payout if less than 85% of target is achieved. 70% of the target bonus for each category (revenue or expenses) will be paid out if 85% of target is achieved, a percentage of the target bonus would be paid between 85% and 100% attainment (at which point 100% of the bonus would be paid out), and another rate would be paid for achieving more than 100% of targeted plan.

Q: ***Does the Company maintain stock ownership guidelines for its directors and executive officers?***

A: In 2007, our Board of Directors determined that our directors and executive officers should own and hold common stock of our company to further align their interests and actions with the interests of our stockholders. Accordingly, our Board of Directors adopted stock ownership guidelines applicable to our directors and executive officers. The guidelines provide that directors who are not also officers of our company are expected to own and hold common stock of our company with a minimum of value of $100,000. In addition, the following guidelines apply to our executive officers:

Position	Minimum Ownership Guideline
Chief Executive Officer:	Shares with a value equal to five times base salary
President, Chief Operating Officer, Chief Financial Officer:	Shares with a value equal to three times base salary
Senior Vice President:	Lesser of 20,000 shares or shares with a value equal to one times base salary

Company common stock that will count towards satisfying the guidelines includes:

- Shares owned outright by the director or executive officer and his or her immediate family members who share the same household, whether held individually or jointly, and shares held in trust where the director or executive officer is the beneficial owner;

- Shares owned outright and resulting from the exercise of stock options or SARs and the release of performance shares; and

- Shares purchased in the open market.

Directors and executive officers are expected to achieve the specified stock ownership level within five years after the August 2007 adoption date of the guidelines, in the case of persons who were directors or officers as of that date, or five years after the date of their appointment as a director or executive officer, in the case of new appointments. Currently, five of seven non-employee directors (including Mr. Maxfield), five of eight executive officers and four of five Named Executive Officers (excluding Mr. Maxfield) exceed these ownership guidelines.

Q: Does our company offer other benefits and programs to our executive officers?

A: We also offer a number of other benefits to our employees, including our executive officers, including medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, wellness programs, educational assistance, and employee assistance programs. We also maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Our company does not offer matching for 401(k) Plan contributions, nor does our company offer a pension program, except as mandated by local laws.

We believe that the availability of these benefits programs generally enhances employee productivity and loyalty to our company. The main objectives of our benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, and enhanced health and productivity. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Q: Does our company maintain any employment arrangements?

A: ***Chief Executive Officer***. Effective as of August 19, 2010, Mr. Sege entered into an employment agreement with our company. The compensation payable to Mr. Sege under the employment agreement is described above, and the change-in-control benefit is described in the following section. Other material terms of that employment agreement are summarized below:

- Our Board of Directors appointed Mr. Sege to serve as a member of our Board and agreed to nominate Mr. Sege to serve as a member of our Board of Directors during the term of his employment term.

- If Echelon either terminates Mr. Sege for any reason other than "cause" or Mr. Sege resigns for "good reason" (either event being an "Involuntary Termination"), then subject to a release of claims in favor of Echelon becoming effective, Mr. Sege will be entitled to receive: (a) a lump sum payment equal to the sum of the following, paid within thirty days of departure: twelve months of his then-current base salary, plus an amount equal to the pro-rata portion of his then-current target bonus; (b) up to eighteen months of COBRA reimbursement; (c) twelve months vesting acceleration of his then unvested equity awards other than the performance-based restricted stock award. This severance program will be in effect for the entire term of service as Chief Executive Officer, except in the case of a change-in-control (as described below).

Other Named Executive Officers. None of our other Named Executive Officers is subject to an employment or comparable agreement.

Q: Does our company provide any of its executive officers with change-in-control benefits?

A: ***Chief Executive Officer.*** Under Mr. Sege's employment agreement, in the event our company experiences a change-in-control and Mr. Sege is subject to an Involuntary Termination (not for cause) during the three month period prior to the change-in-control or following the change-in-control, then subject to a release of claims in favor of our company becoming effective, Mr. Sege would be entitled to receive:

- A lump sum payment equal to eighteen months of his base salary and target annual bonus (based on the average annual bonus paid over the last two years or the current target annual bonus, whichever is higher);
- Up to eighteen months of COBRA reimbursement; and
- 100% vesting acceleration of equity compensation (at target levels for performance-based awards).

Other Executive Officers. In June 2008, our Board of Directors approved modifications to the forms of equity award agreements under our 1997 Stock Plan. Under these modifications, if within twelve months following a change-in-control of our company, an employee of our company or our subsidiaries at the level of Vice President and above is subject to an involuntary (not for cause) termination within the meaning of our 1997 Stock Plan, then certain equity compensation awards of that employee would become fully vested. Our Board of Directors made this decision to reflect common practice among comparable situated companies in the Silicon Valley, following a review of such practices and input from our company's outside counsel.

Q: Did the Compensation Committee consider the risk inherent in our company's compensation plans and policies?

A: Yes, management conducted an analysis of the risk profile of our company's significant compensation plans and policies. This analysis was reviewed with the Compensation Committee in 2010.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that Echelon specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2010. Based on the review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in Echelon's Proxy Statement for its 2011 Annual Meeting of Stockholders.

This report is submitted by the Compensation Committee of the Board of Directors of Echelon.

Richard M. Moley, Chairman
Armas Clifford Markkula, Jr.
Betsy Rafael

Summary Compensation Table

The following table shows compensation information for the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008 for the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Grants ($) (1)	All Other Compensation ($)	Total ($)
Ronald A. Sege (2)	2010	145,833	145,833	1,865,000	996,869	—	3,153,535
President and Chief Executive	2009	—	—	—	—	—	—
Officer	2008	—	—	—	—	—	—
M. Kenneth Oshman	2010	104,500	—	1,014,603	—	—	1,119,103
Executive Chairman of the Board	2009	99,000	—	570,004	311,708	—	980,712
	2008	109,583	—	902,498	936,746	—	1,948,827
Robert R. Maxfield (3)	2010	428,483	—	250,000	—	1,409	679,892
Director (former President and	2009	120,633	—	736,806	35,706	36,656	929,801
Chief Executive Officer)	2008	171,388	—	747,725	—	43,125	962,238
Oliver R. Stanfield	2010	342,000	—	705,998	—	6,317	1,054,315
Executive Vice President and	2009	324,000	—	197,036	140,268	—	661,304
Chief Financial Officer	2008	358,750	—	369,194	498,163	—	1,226,107
Michael T. Anderson (4)	2010	300,000	—	719,998	—	—	1,019,998
Senior Vice President of Utilities	2009	43,750	—	320,500	530,886		895,136
Sales and Market Development	2008	—	—	—	—	—	—
Anders Axelsson	2010	308,750	—	641,197	—	—	949,947
Senior Vice President of	2009	292,450	—	153,076	124,683	—	570,209
Commercial Sales and Market Development	2008	324,167	—	287,249	333,412	—	944,828

(1) Amounts shown do not reflect compensation actually received by the Named Executive Officers. Instead, the amounts shown are the grant date fair value of the stock awards (disregarding an estimate of forfeitures) as determined in accordance with FASB ASC ASC Topic 718, which were recognized for financial statement purposes. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the

year ended December 31, 2010, filed with the SEC on March 16, 2011. These amounts do not correspond to the actual values that that will be recognized by the Named Executive Officers.

(2) Mr. Sege has served as President and Chief Executive Officer of Echelon (the "Principal Executive Officer" or "PEO") since August 19, 2010. See "*Executive Compensation and Related Matters—Compensation Discussion and Analysis*" and "*—Potential Payments Upon Termination or Change in Control—Employment Agreement with Ronald A. Sege*" for a description of the material terms of Mr. Sege's employment agreement.

(3) Mr. Maxfield served as President and Chief Executive Officer of Echelon from November 2009 to August 19, 2010 and has served as a director of Echelon since 1989. He served as a consultant to Echelon from October 2008 to April 2009 and as an employee of Echelon from April 2008 to October 2008. The breakdown of his compensation by type of service provided is as follows:

	Salary ($)	Stock Awards ($)	Option Grants ($)	All Other Compensation ($)
2010				
PEO	427,483	250,000	—	1,409
Consultant	—	—	—	—
Non-employee Director	1,000	—	—	—
Total:	**428,483**	**250,000**	**0**	**1,409**
2009				
PEO	79,083	500,006	—	—
Consultant	—	236,800	—	36,656
Non-employee Director	41,550	—	35,706	—
Total:	**120,633**	**736,806**	**35,706**	**36,656**
2008				
Employee	135,388	694,800	—	—
Consultant	—	52,925	—	43,125
Non-employee Director	36,000	—	—	—
Total:	**171,388**	**747,725**	—	**43,125**

(4) Mr. Anderson has served as Senior Vice President of Utilities Sales and Market Development of Echelon since November 2009.

Grants of Plan-Based Awards in 2010

The following table presents information concerning each grant of an award made to a Named Executive Officer in fiscal 2010 under any plan. All awards were granted under our 1997 Stock Plan. Except as set forth in the footnotes to the below table, see *"Outstanding Equity Awards at 2010 Fiscal Year-End"* regarding the vesting of each award grant.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(10)
Ronald A. Sege..............	08/19/2010	08/18/2010	—	—	—		250,000 (1)	7.46	7.46	996,869
	08/19/2010	08/18/2010	—	—	—	125,000 (2)			7.46	932,500
	08/19/2010	08/18/2010	—	—	—	125,000 (3)			7.46	932,500
M. Kenneth Oshman......	03/10/2010	02/19/2010	—	—	—	40,850 (4)	—	—	9.18	375,003
	05/26/2010	05/05/2010	—	—	—	78,000 (5)	—	—	8.20	639,600
Robert R. Maxfield	08/20/2010	08/20/2010	—	—	—	33,289 (6)	—	—	7.51	250,000
Oliver R. Stanfield	03/10/2010	02/19/2010	—	—	—	9,368 (7)	—	—	9.18	85,998
	05/26/2010	05/05/2010	—	—	—	35,000 (8)	—	—	8.20	287,000
	08/24/2010	08/20/2010	—	45,000 (9)	—	—	—	—	7.40	333,000
Michael T. Anderson.....	03/10/2010	02/19/2010	—	—	—	10,893 (7)	—	—	9.18	99,998
	05/26/2010	05/05/2010	—	—	—	35,000 (8)	—	—	8.20	287,000
	08/24/2010	08/20/2010	—	45,000 (9)	—	—	—	—	7.40	333,000
Anders Axelsson	03/10/2010	02/19/2010	—	—	—	5,882 (7)	—	—	9.18	53,997
	05/26/2010	05/05/2010	—	—	—	31,000 (8)	—	—	8.20	254,200
	08/24/2010	08/20/2010	—	45,000 (9)	—	—	—	—	7.40	333,000

(1) The amount shown reflects a grant of a SAR, which vests as to one-fourth of the shares on August 19, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(2) The amount shown reflects a restricted stock award, which vests as to one-fourth of the shares on August 19, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(3) The amount shown reflects a performance-based restricted stock award, the vesting of which is subject to specific performance requirements of our company. See *"Outstanding Equity Awards at 2010 Fiscal Year-End,"* footnote (3).

(4) The amount shown reflects a performance share grant, which vests as to 1/12th of the shares on April 1, 2010 and each one-month anniversary thereafter, subject to continued employment with our company.

(5) The amount shown reflects a performance share grant, which vests as to one-fourth of the shares on May 26, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(6) The amount shown reflects a fully vested restricted stock award.

(7) The amount shown reflects a performance share grant, which vests as to 100% of the shares on March 1, 2011, subject to continued employment with our company.

(8) The amount shown reflects a performance share grant, which vests as to one-fourth of the shares on May 26, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(9) The target amounts shown reflect estimated payouts pursuant to performance share grants, the vesting of which is subject to specific performance requirements of our company. See *"Outstanding Equity Awards at 2010 Fiscal Year-End,"* footnote (23).

(10) The amount shown reflects the grant date fair value of each equity award computed in accordance with SFAS 123R (disregarding an estimate of forfeitures). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 16, 2011. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers upon exercise or sale of such award.

Outstanding Equity Awards at 2010 Fiscal Year-End

The table below shows all outstanding equity awards held by the Named Executive Officers at the end of our fiscal year ended December 31, 2010. All awards were granted under our 1997 Stock Plan.

		Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Grant Date	Exercisable	Unexercisable	(#)	($)	Expiration Date	(#)	($) (32)	(#)	($) (32)
Ronald A. Sege	08/19/2010	—	250,000 (1)	—	7.46	08/19/2017	—	—	—	—
	08/19/2010	—	—	—	—	—	125,000 (2)	1,273,750		
	08/19/2010	—	—	—	—	—	—	—	125,000 (3)	1,273,750
M. Kenneth Oshman	12/17/2008	25,000 (4)	25,000 (4)	—	7.69	12/17/2013	—	—	—	—
	12/17/2008	9,376 (5)	9,374 (5)	—	7.69	12/17/2013	—	—	—	—
	12/17/2008	37,500 (6)	18,750 (6)	—	7.69	12/17/2012	—	—	—	—
	12/17/2008	150,000 (7)	—	—	7.69	12/17/2011	—	—	—	—
	05/14/2009	18,750 (8)	56,250 (8)	—	7.47	05/14/2014	—	—	—	—
	09/10/2007	—	—	—	—	—	4,687 (9)	47,761	—	—
	05/27/2008	—	—	—	—	—	12,500 (10)	127,375	—	—
	10/23/2008	—	—	—	—	—	12,500 (11)	127,375	—	—
	03/10/2010	—	—	—	—	—	10,213 (12)	104,070	—	—
	05/26/2010	—	—	—	—	—	78,000 (13)	794,820	—	—
	05/14/2009	—	—	—	—	—	—	—	25,000 (14)	254,750
Robert R. Maxfield	04/21/2006	10,000 (15)	—	—	7.99	04/21/2011	—	—	—	—
	05/15/2007	10,000 (15)	—	—	13.74	05/15/2012	—	—	—	—
	05/14/2009	10,000 (15)	—	—	7.47	05/14/2014	—	—	—	—
Oliver R. Stanfield	10/31/2006	37,500 (16)	—	—	8.43	10/31/2011	—	—	—	—
	12/17/2008	12,500 (17)	12,500 (17)	—	7.69	12/17/2013	—	—	—	—
	12/17/2008	6,250 (18)	6,250 (18)	—	7.69	12/17/2013	—	—	—	—
	05/14/2009	8,438 (8)	25,312 (8)	—	7.47	05/14/2014	—	—	—	—
	09/10/2007	—	—	—	—	—	3,125 (19)	31,844	—	—
	05/27/2008	—	—	—	—	—	6,250 (20)	63,688	—	—
	10/23/2008	—	—	—	—	—	7,500 (21)	76,425	—	—
	03/10/2010	—	—	—	—	—	9,368 (22)	95,460	—	—
	05/26/2010	—	—	—	—	—	35,000 (13)	356,650	—	—
	05/14/2009	—	—	—	—	—	—	—	11,250 (14)	114,638
	08/24/2010	—	—	—	—	—	—	—	45,000 (23)	458,550

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (32)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (32)
		Exercisable	Unexercisable							
Michael T. Anderson........	11/10/2009	18,750 (24)	56,250 (24)	—	12.82	11/10/2014	—	—	—	—
	11/10/2009	—	—	—	—	—	18,750 (25)	191,063	—	—
	03/10/2010	—	—	—	—	—	10,893 (22)	111,000	—	—
	05/26/2010	—	—	—	—	—	35,000 (13)	356,650	—	—
	08/24/2010	—	—	—	—	—	—	—	45,000 (23)	458,550
Anders Axelsson..............	12/17/2008	8,750 (26)	8,750 (26)	—	7.69	12/17/2013	—	—	—	—
	12/17/2008	4,376 (27)	4,374 (27)	—	7.69	12/17/2013	—	—	—	—
	12/17/2008	17,500 (28)	8,750 (28)	—	7.69	12/17/2012	—	—	—	—
	12/17/2008	35,000 (29)	—	—	7.69	12/17/2011	—	—	—	—
	05/14/2009	7,500 (8)	22,500 (8)	—	7.47	05/14/2014	—	—	—	—
	09/10/2007	—	—	—	—	—	2,187 (30)	22,286	—	—
	05/27/2008	—	—	—	—	—	4,374 (31)	44,571	—	—
	10/23/2008	—	—	—	—	—	7,500 (21)	76,425	—	—
	03/10/2010	—	—	—	—	—	5,882 (22)	59,938	—	—
	05/26/2010	—	—	—	—	—	31,000 (13)	315,890	—	—
	05/14/2009	—	—	—	—	—	—	—	10,000 (14)	101,900
	08/24/2010	—	—	—	—	—	—	—	45,000 (23)	458,550

(1) This SAR is subject to vesting at the rate of one-fourth of the shares on August 19, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(2) This restricted stock award vests as to one-fourth of the shares on August 19, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(3) This performance-based restricted stock award vests as to 62,500 only after (a) Mr. Sege has remained employed by our company through August 19, 2011, and (b) upon our company having reported four consecutive quarters of cumulative non-GAAP operating profit on or prior to April 1, 2015. The remaining 62,500 shares subject to the award will vest only after (a) Mr. Sege has remained employed by our company through August 19, 2012, and (b) upon our company having reported a fiscal year with a specified percentage of non-GAAP operating profit. Any unvested shares subject to the award will expire and be forfeited on April 1, 2015 to the extent that the performance conditions are not met.

(4) In December 2008, our company completed an equity compensation "Exchange Program" under which eligible employees were given an opportunity to exchange some or all of their outstanding stock options and SARs for a predetermined number of new SARs, if the existing awards were "underwater" on the December 17, 2008 exchange grant date for the Exchange Program. An option or SAR was "underwater" if its exercise price is more than the market value of our common stock on the exchange grant date. This SAR was issued pursuant to the Exchange Program in exchange for a 75,000 share SAR granted on May 27, 2008, and re-priced from $13.32 per share to $7.69 per share. The shares vest at the rate of one-fourth of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(5) This SAR was issued pursuant to the Exchange Program in exchange for a 56,250 share SAR granted on September 10, 2007, and re-priced from $27.80 per share to $7.69 per share. The shares vest at the rate of one-fourth of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(6) This SAR was issued pursuant to the Exchange Program in exchange for a 56,250 SAR right granted on October 31, 2006, and re-priced from $8.43 per share to $7.69 per share. The shares vest at the rate of one-third of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(7) This SAR was issued pursuant to the Exchange Program in exchange for a 150,000 share stock option granted on August 15, 2005, and re-priced from $8.19 per share to $7.69 per share. The shares vest at the rate of one-half of the shares on each of December 17, 2009 and December 17, 2010, subject to continued employment with our company.

(8) This SAR is subject to vesting at the rate of one-fourth of the shares on May 14, 2010 and each one-year anniversary thereafter, subject to continued employment with our company.

(9) This performance share grant was originally for 18,750 shares and subject to vesting at the rate of one-fourth of the shares on September 10, 2008 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 14,063 of such performance shares have been released.

(10) This performance share grant was originally for 25,000 shares and subject to vesting at the rate of one-fourth of the shares on May 27, 2009 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 12,500 of such performance shares have been released.

(11) This performance share grant was originally for 25,000 shares and subject to vesting at the rate of one-fourth of the shares on October 23, 2009 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 12,500 of such performance shares have been released.

(12) This performance share grant was originally for 40,850 shares and subject to vesting at the rate of $1/12^{th}$ of the shares on April 1, 2010 and each one-month anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 30,637 of such performance shares have been released.

(13) This performance share grant is subject to vesting at the rate of one-fourth of the shares on May 26, 2011 and each one-year anniversary thereafter, subject to continued employment with our company.

(14) Subject to continued employment with our company, this performance share grant vests as to 25% on each one-year anniversary of the May 14, 2009 date of grant, in each case subject to the satisfaction of the following performance criterion: In the event we achieve four consecutive quarters of cumulative non-GAAP operating income (as defined below) on or before May 14, 2014, such shares of common stock will be issued to the employee upon settlement of the performance shares, subject to the employee continuing to be a Service Provider (as defined in our 1997 Stock Plan) as of date of determination that the performance criterion has been achieved. "Non-GAAP operating income" means operating income under generally accepted accounting principles, excluding the following: (i) stock-based compensation expense; (ii) one-time charges associated with business combinations; (iii) amortization of intangibles associated with business combinations; (iv) impairment charges; and (v) the affect of any extraordinary event that our Compensation Committee, in the exercise of its reasonable discretion, determines should be excluded.

(15) This fully vested stock option was granted to Mr. Maxfield in his capacity as a non-employee director.

(16) This SAR is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to continued employment with our company.

(17) This SAR was issued pursuant to the Exchange Program in exchange for a 37,500 share SAR granted on May 27, 2008, and re-priced from $13.32 per share to $7.69 per share. The shares vest at the rate of one-fourth of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(18) This SAR was issued pursuant to the Exchange Program in exchange for a 37,500 share SAR granted on September 10, 2007, and re-priced from $27.80 per share to $7.69 per share. The shares vest at the rate of one-fourth of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(19) This performance share grant was originally for 12,500 shares and subject to vesting at the rate of one-fourth of the shares on September 10, 2008 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 9,375 of such performance shares have been released.

(20) This performance share grant was originally for 12,500 shares and subject to vesting at the rate of one-fourth of the shares on May 27, 2009 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 6,250 of such performance shares have been released.

(21) This performance share grant was originally for 15,000 shares and subject to vesting at the rate of one-fourth of the shares on October 23, 2009 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 7,500 of such performance shares have been released.

(22) This performance share grant vested as to 100% on March 1, 2011. All of such performance shares have been released.

(23) This performance share grant vests as to 50% of the shares only if the officer remains employed with our company through the first anniversary of the grant date and only if our company reports four consecutive quarters of cumulative non-GAAP operating profit following the date of grant and on or prior to April 1, 2015. The remaining 50% of the performance shares will vest only if the officer remains employed with our company through the second anniversary of the grant date and only if our company reports a completed fiscal year with a specified non-GAAP operating profit following the date of grant and on or prior to April 1, 2015.

(24) This SAR is subject to vesting at the rate of one-fourth of the shares on November 10, 2010 and each one-year anniversary thereafter, subject to continued employment with our company.

(25) This performance share grant is subject to vesting at the rate of one-fourth of the shares on November 10, 2010 and each one-year anniversary thereafter, subject to continued employment with our company.

(26) This SAR was issued pursuant to the Exchange Program in exchange for a 26,250 share SAR granted on May 27, 2008, and re-priced from $13.32 per share to $7.69 per share. The shares vest at the rate of one-fourth of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(27) This SAR was issued pursuant to the Exchange Program in exchange for a 26,250 share SAR granted on September 10, 2007, and re-priced from $27.80 per share to $7.69 per share. The shares vest at the rate of one-fourth of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(28) This SAR was issued pursuant to the Exchange Program in exchange for a 26,250 share SAR granted on October 31, 2006, and re-priced from $8.43 per share to $7.69 per share. The shares vest at the rate of one-third of the shares on December 17, 2009 and each one-year anniversary thereafter, subject to continued employment with our company.

(29) This SAR was issued pursuant to the Exchange Program in exchange for a 35,000 share stock option granted on August 15, 2005, and re-priced from $8.19 per share to $7.69 per share. The shares vest at the rate of one-half of the shares on each of December 17, 2009 and December 17, 2010, subject to continued employment with our company.

(30) This performance share grant was originally for 8,750 shares and subject to vesting at the rate of one-fourth of the shares on September 10, 2008 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 6,563 of such performance shares have been released.

(31) This performance share grant was originally for 8,750 shares and subject to vesting at the rate of one-fourth of the shares on May 27, 2009 and each one-year anniversary thereafter, subject to continued employment with our company. As of December 31, 2010, 4,376 of such performance shares have been released.

(32) The market value is based on the $10.19 per share closing price of our common stock on December 31, 2010.

Option Exercises and Stock Vested for Fiscal 2010

The table below shows all stock options and SARs exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the Named Executive Officers during the fiscal year ended December 31, 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Ronald A. Sege	—	—	—	—
M. Kenneth Oshman	345,000	400,200	111,460	926,180
Robert R. Maxfield	10,000 (3)	11,800 (3)	65,790 (4)	527,104 (4)
Oliver R. Stanfield	180,000	207,700	27,732	234,119
Michael T. Anderson	—	—	6,250	55,688
Anders Axelsson	60,000	64,400	22,374	188,658

(1) The value realized equals the difference between the option exercise price or the SAR grant price, as applicable, and the fair market value of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.
(2) The value realized equals the fair market value of our common stock on the date of vesting, multiplied by the number of shares vested.
(3) Pertains to option shares granted to Mr. Maxfield in his capacity as a director of our company.
(4) Pertains to performance shares granted to Mr. Maxfield in his capacity as our PEO.

Potential Payments Upon Termination or Change in Control

1997 Stock Plan

The following table sets forth the estimated benefit to the Named Executive Officers in the event a successor corporation had refused to assume or substitute for the Named Executive Officers' outstanding equity awards, assuming the date of the triggering event was December 31, 2010.

Name	Estimated Benefits ($) (1)
Ronald A. Sege	3,230,000
M. Kenneth Oshman	1,741,961
Robert R. Maxfield	49,200
Oliver R. Stanfield	1,312,977
Michael T. Anderson	1,117,262
Anders Axelsson	1,195,444

(1) Based on the aggregate market value of unvested SARs and performance shares and assuming that the triggering event took place on the last business day of fiscal 2010 (December 31, 2010), and the price per share of Echelon's common stock is the closing price on the NASDAQ Global Select Market as of that date ($10.19). Aggregate market value for SARs is computed by multiplying (i) the difference between $10.19 and the stated exercise price of the SAR, by (ii) the number of shares underlying unvested SARs at December 31, 2010. Aggregate market value for performance shares is computed by multiplying (i) $10.19 by (ii) the number of shares underlying unvested performance shares at December 31, 2010. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment Agreement with Ronald A. Sege

The following table provides information concerning the estimated payments and benefits that would have been provided to Mr. Sege in the event of termination in the regular course of business or termination in connection with a change-in-control, assuming a termination date of December 31, 2010.

	Estimated Payments and Benefits (1)	
	Involuntary Termination Other Than for Cause or Voluntary Termination for Good Reason	
	Not in Connection with a Change-in-Control ($)	In Connection with a Change-in-Control ($)
Salary	400,000	600,000
Annual Incentive Bonus	145,833	145,833
Vesting Acceleration on Equity Awards (2)	489,063	3,230,000
Reimbursement for Premiums Paid for Continued Health Benefits (3)	47,102	47,102
Total Termination Benefits	1,081,998	4,022,935

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2010 (December 31, 2010), and the price per share of our company's common stock is the closing price on the NASDAQ Global Select Market as of that date ($10.19). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such an event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

(2) Reflects the aggregate market value of unvested shares of restricted stock and SARs that would become vested under the circumstances. Aggregate market value for such shares of restricted stock is computed by multiplying $10.19 by the number of unvested shares at December 31, 2010. Aggregate market value for such SARs is computed by multiplying (i) the difference between $10.19 and the stated exercise price of the SAR, by (ii) the number of shares underlying unvested SARs at December 31, 2010.

(3) Assumes continued coverage of health coverage benefits for eighteen months for Mr. Sege, his spouse and dependents at the same level of coverage provided at December 31, 2010.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, the following directors were members of Echelon's Compensation Committee: Armas Clifford Markkula, Jr., Richard M. Moley and Betsy Rafael. None of these directors has at any time been an officer or employee of Echelon. None of Echelon's executive officers serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Echelon's Board of Directors or Compensation Committee.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 about our equity compensation plans under which shares of our common stock may be issued to employees, consultants or members of our Board of Directors:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders (1)(2)	6,476,816	$5.64 (3)	11,420,522
Equity compensation plans not approved by security holders	—	—	—
Total	6,476,816	$5 .64 (3)	11,420,522

(1) These plans include our 1997 Stock Plan and our 1998 Director Option Plan. Our 1998 Director Option Plan expired in July 2008.

(2) The number of shares reserved for issuance under our 1997 Stock Plan is subject to an automatic annual increase equal to the lesser of (i) 5,000,000 shares, (ii) 4% of our outstanding common stock on the first day of our fiscal year or (iii) a lesser number of shares determined by our Board of Directors.

(3) The weighted average exercise price reflects the issuance of 2,201,169 performance shares, for which no consideration will be paid upon exercise. The weighted average exercise price for the remaining securities to be issued upon exercise of outstanding options, warrants and rights (4,275,647 shares) is $8.55.

Policies and Procedures with Respect to Related Party Transactions

Our Corporate Governance Guidelines require our directors to take a proactive, focused approach to their position and to set standards that ensure our company is committed to business success through the maintenance of the highest standards of responsibility and ethics. Thus, our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Echelon's preference to avoid related party transactions.

The charter of our Audit Committee requires that the members of the Audit Committee, all of whom are independent directors, review and approve in advance all related party transactions for which approval is required under applicable law. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which our company is a participant and in which any of the following persons has or will have a direct or indirect interest:

- an executive officer, director or director nominee of Echelon;
- any person who is known to be the beneficial owners of more than 5% of our common stock;
- any person who is an immediate family member (as defined in Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock; and
- any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

Certain Relationships

Agreements with ENEL

In June 2000, we entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock for $130.7 million. The closing of this stock purchase occurred on September 11, 2000. At the closing, Enel had agreed that it would not, except under limited circumstances, sell or otherwise transfer any of those shares for a specified time period. That time period expired September 11, 2003. To our knowledge, Enel has not disposed of any of its 3.0 million shares. Under the terms of the stock purchase agreement, Enel has the right to nominate a member of our Board of Directors. A representative of Enel is not presently serving on our Board of Directors.

At the time we entered into the stock purchase agreement with Enel, we also entered into a research and development agreement with an affiliate of Enel (the "R&D Agreement"). Under the terms of the R&D Agreement, we cooperated with Enel to integrate our LONWORKS technology into Enel's remote metering management project in Italy, the Contatore Elettronico. We completed the sale of our components and products for the deployment phase of the Contatore Elettronico project during 2005. During 2006, we supplied Enel and its designated manufacturers with limited spare parts for the Contatore Elettronico system. In October 2006, we entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers purchase additional electronic components and finished goods from us. Under the software enhancement agreement, we provide software enhancements to Enel for use in its Contatore Elettronico system. Both the development and supply agreement and the software enhancement agreement expire in December 2011, although delivery of products and services can extend beyond those dates and the agreements may be extended under certain circumstances.

Reimbursement of Travel Expenses

Mr. Oshman, Chairman of our Board of Directors, from time to time uses his private plane or private air travel services for company business for himself and any employees that accompany him. In August 2008, our Board of Directors approved a reimbursement arrangement whereby our company will reimburse Mr. Oshman for 50% of the costs incurred for his private plane or charter aircraft travel on company business. These costs include flight charges (subject to any discounted rate that may apply), fuel, fuel surcharges, landing fees, crew costs and related expenses. Our Audit Committee regularly reviews these expenses. During 2010, we recognized a total of approximately $96,000 in expenses pursuant to this reimbursement arrangement.

In November 2009, our Board of Directors approved a similar reimbursement arrangement for Robert R. Maxfield, upon his appointment as President and Chief Executive Officer, whereby our company would reimburse Mr. Maxfield for 50% of the costs incurred by Mr. Maxfield for his charter aircraft travel on company business. Alternatively, if Mr. Maxfield used his private plane on company business, our company would reimburse him for the cost of first class commercial air travel services for himself and company employees who accompanied him. During 2010, we recognized a total of approximately $1,000 in expenses pursuant to this reimbursement arrangement.

Legal Services

During fiscal year 2010, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C. We incur bills for legal services that vary from year to year depending upon our legal needs. In determining the independence of Mr. Sonsini, our Board of Directors reviews our relationship with Wilson Sonsini Goodrich & Rosati, P.C. in conjunction with the applicable independence guidelines under the applicable listing standards of the Nasdaq Stock Market and SEC rules.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Information

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file certain reports with the SEC regarding ownership of, and transactions in, our securities. Such officers, directors and 10% stockholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2010. In 2010, Robert J. Finocchio filed one late Form 4 with respect to a gift transaction that occurred in 2004.

No Incorporation by Reference

In Echelon's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the "Report of the Audit Committee of our Board of Directors" and the "Compensation Committee Report" contained in this Proxy Statement specifically are not incorporated into any other filings with the SEC. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Stockholder Proposals—2012 Annual Meeting

Stockholders may present proposals for action at a future meeting if they comply with SEC rules and Echelon's bylaws. For additional details and deadlines for submitting proposals, see "*Deadline for Receipt of Stockholder Proposals*" in this Proxy Statement above. If you would like a copy of the requirements contained in our bylaws, please contact: Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

Available Information

You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 without charge by sending a written request to Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, Attention: Investor Relations. The annual report is also available online at www.echelon.com or the SEC's website at www.sec.gov.

REPORT OF THE AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this report of the Audit Committee of our Board of Directors shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee of our Board of Directors serves as the representative of our Board of Directors for general oversight of our financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. Our management has primary responsibility for preparing our financial statements and our financial reporting process. Our independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of our fiscal year 2010 audited financial statements to generally accepted accounting principles. In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with our management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and KPMG LLP to help give the Audit Committee comfort in connection with its review.

2. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

3. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP the independence of KPMG LLP.

4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the SEC.

Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which can be viewed at the investor relations section of our website at www.echelon.com. Each of the members of the Audit Committee is independent as defined under the listing standards of the National Association of Securities Dealers.

Audit Committee

Robert J. Finocchio, Jr., Chairman
Robyn M. Denholm
Betsy Rafael

OTHER MATTERS

As of the date hereof, our Board of Directors is not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares they represent as our Board of Directors recommends or as they otherwise deem advisable.

THE BOARD OF DIRECTORS

San Jose, California
April 14, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission file number: 000-29748

ECHELON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0203595**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

550 Meridian Avenue
San Jose, California 95126
(Address of principal executive office and zip code)
(408) 938-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC (The Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, there were 41,399,390 shares of the registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the per share closing sale price of $7.33 of such shares on the Nasdaq Global Market on June 30, 2010) was approximately $222.8 million. Shares of the registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2011, 42,028,532 shares of the registrant's common stock, $.01 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held May 24, 2011 (Proxy Statement)	Part III

ECHELON CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010

INDEX

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. Certain statements contained in this report are not purely historical including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. These statements include those discussed in Item 1, Business, including "General," "Markets," "Products and Services," "Product Development," "Marketing," "Competition," and "Government Regulation" in Item 1A, Risk Factors, in Item 2, "Properties" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, including "Critical Accounting Policies," "Results of Operations," "Off-Balance-Sheet Arrangements and Other Contractual Obligations," "Liquidity and Capital Resources," "Related Party Transactions," "Recently Issued Accounting Standards," and elsewhere in this report. In this report, the words "anticipate," "believe," "expect," "intend," "future," "moving toward" and similar expressions also identify forward-looking statements. Our actual results could differ materially from those forward-looking statements contained in this report as a result of a number of factors including, but not limited to, those set forth in the section entitled "Risk Factors" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date of this report, and we assume no obligation to update any such forward-looking statement or reason why such results might differ.

PART I

ITEM 1. BUSINESS

General

Echelon Corporation is a leading provider of energy control networking solutions, a critical element of incorporating action-oriented intelligence into the utility grid, buildings, streetlights, and other energy devices – all components of the evolving smart grid, which encompasses everything from the power plant to the plug. Echelon's products can be used to make the management of electricity over the smart grid cost effective, reliable, survivable and instantaneous.

In energy control networks, decision-making algorithms and rules are pushed out from the data center to intelligent control devices such as air conditioners, appliances, electricity meters, load control modules, light switches, motors, and thermostats in buildings and the grid. These intelligent edge devices run autonomously, monitoring their local environment and energy conditions, making real-time decisions to optimize operation and efficiency, and reporting results back to the enterprise when warranted. Pushing decision making from the center to the edge brings many benefits, such as enabling decisions to be made more quickly and reliably without the delay associated with communicating to a remote server, increasing system survivability and availability by eliminating central points of failure, and reducing cost and complexity by sending only relevant information rather than unprocessed data to the enterprise.

Our energy control networking solutions are targeted specifically toward the commercial (business, schools, governments) and electric utility markets, and comprise systems, subsystems and components. We believe that due to changes in the global energy markets, these two markets are converging and our solutions are becoming critical to the needs of utilities and commercial customers alike. Many forces are driving this convergence and demand, including:

- The adoption of renewable and distributed energy sources;
- Increasing energy prices and concerns over energy availability;
- Increased regulatory complexity;
- Renewed focus by governments, businesses, and consumers on managing green house gas emissions;
- The need for emerging economies to bring high quality reliable power to their countries; and
- The erratic and fluctuating demands placed on utilities by new loads such as electric vehicles.

Our solutions allow customers to monitor and save energy; lower costs; improve productivity; and enhance service quality, safety, and convenience. They also provide our Utility customers with a next-generation platform that enhances operational efficiency and lays the groundwork for future applications and services.

Echelon was incorporated in California in 1988 and reincorporated in Delaware in 1989. We have 98 patents related to our energy control networking solutions and there are more than 100 million smart devices enabled by our products deployed around the world. With our global headquarters in San Jose, California, engineering locations in the United States and Germany, and regional sales offices throughout North America, Europe and Asia, our products are available throughout the world.

Market Overview

Commercial Market - As with all markets, there are two sides of the smart grid: supply (electric utilities) and demand (their customers). Every building and home is part of the demand side of the smart grid. Buildings are responsible for nearly half of global electricity consumption and greenhouse gas emissions – and this demand is projected to increase rapidly, with total building space growing by over 25% over the next decade. Beyond homes and buildings, all devices that consume electricity, such as street lights and parking lot lights, are part of the smart grid. For example, street lighting is reported to represent as much as 60% of a city government's electricity bill. Responding to growing demands, rising costs, and green house gas reduction mandates, government and municipality officials, building owners and building managers are continually looking for ways to control costs, make more efficient use of their energy consumption and improve customer satisfaction.

In the United States alone, projections are that a comprehensive energy efficiency program in commercial buildings could potentially reduce energy consumption by nearly 25% by 2020. Energy control networking systems are used to monitor and control key systems within buildings, including access; elevators; fire/life/safety; heating and air conditioning; lighting; sub-metering; security; and window blinds. To date, automation of these systems has been implemented primarily within large commercial buildings. We believe that the increased global interest in reducing energy consumption — both to reduce cost and minimize impact to the environment —is accelerating the adoption of energy control networks not only within large facilities but also within smaller buildings that previously have not been automated.

In public lighting, reducing consumption by 50% – an achievable goal – would not only reduce electricity expense, but would also reduce carbon dioxide emissions by over 40 million metric tons annually. The vast majority of today's streetlamps are not "intelligent." They turn on when a photocell attached to them reacts to the darkness, and off when the sun comes up. They burn at one level of power, and when they burn out or the photocell fails, the only way anyone knows is if a worker spots one that doesn't work, or a citizen calls the local utility to report the outage. "Smart" streetlights are controlled as a segment and are designed to automatically respond based on a pre-determined set of rules and detect and report failures and potential problems. By networking street lighting systems, energy consumption and maintenance costs can be reduced through remote diagnostics and predictive failure reporting. In addition, networked street lighting systems can enhance safety, improve lighting quality, and serve as an infrastructure for future applications. For example, they can be turned on and off, dimmed and even flashed continually in an emergency, much like a car's hazard lights. The end result for the city and ultimately the residents is reduced power consumption and lower energy bills for the government.

As distributed generation and renewables, such as wind and solar power, become increasingly large portions of the energy mix we believe there is an opportunity created for energy control networks within these systems to keep the system running at peak efficiency and drive down operating and maintenance costs.

Echelon Commercial Solutions - Echelon offers our Commercial customers and partners a complete energy control networking platform for creating intelligent infrastructures in cities, buildings, and homes. When these control systems become grid-aware – able to use information from utilities and the grid to modify their energy behavior – they become critical extensions of the smart grid. Examples of this action-oriented intelligence include:

- Air conditioning systems that cool only occupied offices and/or or those scheduled to be occupied to reduce operating costs without impacting comfort.
- Home area networks that balance the energy needs of appliances and other devices in the home to shift energy use to lower-cost times.
- Smart lighting systems that can save energy, increase comfort, and reduce maintenance costs through features such as optimized lighting levels based on use or time of day, dynamic lighting output to maximize use of natural light, and detection and reporting of impending failure.

As the smart grid evolves, users of Echelon energy control networks in the commercial sector can create stronger, more intelligent and valuable ties to energy providers and utilities. In the future, we believe it will become commonplace for utilities to cooperate with grid-aware systems and devices to reduce power usage intelligently, giving commercial, industrial and municipal users reduced rates in exchange for lower consumption. Automated demand response, peak load management, and other programs can mean significant cost savings for commercial and residential customers. Working together, devices and systems equipped with our products can monitor and save energy; lower costs; improve productivity; enhance service, quality, safety, and convenience; and help in the transformation to a more energy efficient future and smarter electricity grid.

The majority of products we sell to the commercial markets are built around the LonWorks® platform, a technology that we pioneered that subsequently has been or is in the process of being adopted in whole or in part in numerous industry-specific, national, and international standards, including ISO/IEC, ANSI, EN, and GB. We believe that our products enable original equipment manufacturers (OEMs) to reduce their development time and expense and bring higher quality, more functional products to market.

For integrators and solution providers, we believe that our products lower installed system cost, reduce ongoing life-cycle costs, serve as a basis to provide more ongoing choice in services and products to end-users, and increase the functionality of devices and systems.

Our Commercial products include:

- Intelligent components (microprocessors, transceivers, control modules) embedded into field devices by our customers, along with associated development tools. We believe we have unique expertise in providing cost-effective, reliable control communications across twisted pair cable used in buildings and across power lines. Sales of these products generated approximately 27.2% of our revenues in 2010, 26.1% of our revenues during 2009, and 26.6% of our revenues in 2008.
- Networking infrastructure products (routers and network interfaces). These products are used to control and partition network traffic and to connect workstations to the network for monitoring or maintenance.
- Intelligent devices that provide a point of intelligence at the "edge" - where control systems and the Internet connect. Our SmartServer energy managers are used in commercial demand/response, intelligent street lighting, and building energy management applications to monitor, control, and interact with intelligent field devices. Putting intelligence at the edge reduces latency and operating cost while improving system performance and survivability.
- Management software (tools and toolkits). Our LNS® network operating system provides a client-server platform for installing, maintaining, monitoring, and interfacing with LONWORKS networks. The LNS based LonMaker® Integration Tool gives users a graphical "drag and drop" environment for designing the network's control system.

Echelon Commercial Go-To-Market - We sell to our customers directly and through distribution, and support these worldwide sales efforts with application engineers and technical and industry experts working in our headquarters. Outside the United States, direct sales, applications engineering, and customer support are conducted through our offices in China, France, Germany, Hong Kong, Italy, Japan, the Netherlands, South Korea, and the United Kingdom. Each of these offices is staffed primarily with local employees.

While our products have been designed into a diverse set of control networking applications, Echelon focuses its direct sales activities on four markets. We have a global sales team dedicated to working with large commercial building control OEMs focused on these accounts to create best practices and maximize design wins. Through a regional sales force we target three end user verticals that we have identified as large, growing, and ideal for energy control networks: building energy management, intelligent street lighting, and renewable energy with an emphasis on solar. In these verticals we intend to increasingly focus on selling complete solutions so we can better serve customers.

Utility Market -We believe that energy control networks are a critical building block of the smart grid. Historically, utility automation systems have been single purpose systems built to solve a narrow set of problems. Because there is no sharing of information or infrastructure across these systems, costs are high and there are no opportunities to share information across systems to improve grid efficiency and reliability. While the timing and speed of the transition varies by geography, and within a given geography by utility, we believe that two principal factors -- the opening of energy markets to retail competition, which motivates utilities to increase service quality and flexibility while lowering their cost-to-serve; and growing concerns regarding energy availability and sustainability, which drive regulators and utilities toward time-of-use pricing, demand response, load shifting, and other programs to reduce both energy consumption and peak-load demand -- are causing the market to move from isolated systems to a holistic smart grid. With an Echelon energy control network, what used to consist of isolated systems with dedicated infrastructure can instead be comprised of applications on a common infrastructure to eliminate redundant equipment and maintenance costs and to enable sharing of information between applications to improve grid efficiency and reliability. These advanced systems offer two-way communication and multiple services over a common infrastructure to utilities and their customers, and provide the ability to add new functionality over time to "future proof" the system.

In addition, we believe that fundamental changes in the consumption and generation of power are putting aging electrical grids under stresses they were never designed to handle. Surging demands, unpredictable generation from renewable sources, volatile energy costs, changing dynamics from distributed generation and electrical vehicles, and mounting environmental concerns are coming together to change the nature of the grid. In today's world, reliable electricity is a mission-critical function required for global economic growth. The electric grid powers cities, neighborhoods, the Internet and almost every aspect of our modern existence. Ensuring on-going reliable, efficient, cost-effective operation in the face of these pressures is leading utilities, their regulators, and governments to take actions to increase grid efficiency and reliability, and to reduce their reliance on fuel sources that generate green house gasses. We believe that in order to cost-effectively address these challenges, intelligence must be embedded into the grid itself.

Echelon Utility Solutions -Through our energy control networking solutions for the utility market Echelon helps utilities build state-of-the art smart grid systems that meet today's needs while providing a smooth path for future expansion, even as needs and regulations change. With our Networked Energy Services (NES) system, we help transform the existing electricity grid into an energy control network, enabling utilities to deliver improved satisfaction and new services to their customers. We enable utilities to support the growing amount of data coming in from the ever-increasing number of smart energy devices used in the smart grid and help them make near real-time, local analysis and decisions regarding energy consumption at the edge of the grid – closer to where the action is taking place. This allows utilities to eliminate single-points-of-failure on the grid and to fix issues faster, often before they can impact customers. The NES system can help utilities create infrastructure that is self-protecting and self-healing, enables new service offerings, and allows greater collaboration with consumers than was possible previously.

Echelon's NES smart grid infrastructure consists of a web services based network operating system that interacts with a family of highly integrated, advanced electricity meters and other smart grid devices over an IP network infrastructure. Unlike metering systems with a dedicated radio per metering point, the NES system enables multiple devices to share a single IP connection through the use of the Open Smart Grid Protocol (OSGP) and Echelon's proven standards-based power line networking technology. This can significantly decrease the per-point connection cost, enabling the system to easily and cost-effectively incorporate new wide area networking technologies over the life of the system. Echelon's open system interfaces allow the system to be cost-effectively expanded, adapted, and customized to meet the needs of utilities today and in the future. Much more than a simple advanced metering infrastructure (AMI) system focused on billing related services, the NES system provides utilities with a wealth of information about the status, operation and health of the grid that enables them to reduce operating costs while increasing service quality. NES helps utilities compete more effectively, reduce operating costs, provide expanded services and help energy users manage and reduce overall energy use.

Within the NES system, we embed intelligence at three levels of the smart grid:

- The field – through our smart meters and other smart devices from third parties that connect into our smart grid infrastructure;
- The edge of the grid – with our Edge Control Node (ECN) and data concentrators that put more control at low voltage transformers where the grid connects with customers for immediate event analysis and response; and
- The enterprise – with our networking operating system software that integrates with a utility's business processes and systems, and our element manager software tool that helps utilities operate and maintain their systems efficiently.

In 2010, we announced that we were developing another innovative platform to add to our NES portfolio, the Echelon Control System (ECoS) and ECN. We currently expect these products will be available during the second half of 2011. ECoS, which brings intelligent distributed control to the edge of the grid, is an open and secure software application framework built on Echelon's 20 years of experience in energy control networking innovation. The ECoS platform and ECoS software powers our ECN series of products, letting utilities and their partners quickly build applications that can share grid data in nearly real time at the edge of the grid — the critical point where the low voltage power distribution network meets customers. ECoS provides the reliability, security, and response time needed for a smarter grid. Also in 2010, in partnership with the Energy Services Network Association (ESNA) we began a process to publish and standardize the OSGP used by NES field devices as a European and international standard. We believe that publishing OSGP as an open standard will increase the market for compatible products by increasing innovation in the marketplace and enabling utilities to purchase best of breed products from multiple suppliers.

To date, more than 35 million meters have been integrated with Echelon control networking technology globally, and we have delivered over 2 million of our own smart meters. However, the smart grid goes well beyond the smart meter. While efficient monitoring, storage and analysis of meter data is essential to decisions about load distribution, future infrastructure investments, and other planning, it is just part of the picture. Utilities must find a way to make existing equipment respond to the new types of demand that will be created by technologies such as electric vehicles and residential solar power. And, that means finding a way to make sure that the right amount of energy is provided at the right time at the edge of the grid. We believe our end-to-end energy control networking solutions are a very critical element of incorporating intelligence into the grid, buildings, streetlights, and the like.

Echelon Utility Go-to-Market - We market and sell to utilities, both directly and through value added resellers (VARs) that offer additional products and services to build tailored solutions. In Europe, North America and other markets with strong product-market fit, we sell our complete flagship NES system, along with our ECoS-powered Edge Control Node for low voltage distribution automation. In other markets, such as Brazil, we partner with local suppliers to build NES and OSGP-compliant solutions based on Echelon subsystems. In January 2010, we announced an agreement with the Brazil meter manufacturer ELO Sistemas Eletronicos (ELO) under which ELO is developing and marketing smart NES-compatible electricity meters in Brazil and elsewhere in Latin America, becoming the first alternate source for NES meters on the market. This agreement represents an important next step in our strategy to establish the NES System as an open, standard platform for smart grid systems. In markets where alternative standards and approaches have been established, our Utility and Commercial sales teams go to market together with components such as our best-of-breed power line communication (PLC) products and our unique PLC meshing modules.

Primary customers of the NES system are VARs such as Eltel Networks A/S, E.ON ES Sverige AB, EVB, Görlitz, ENERGOAUDITCONTROL, and Telvent Energia SA. Representative end-use customers served through our VARs include SEAS-NVE, Energi Midt, and NRGi in Denmark, Vattenfall and E.ON in Sweden, Linz in Austria, and Fortum in Finland. In the United States, we market to VARs and directly to utilities. A representative direct customer in the United States is Duke Energy.

Product Development

Our future success depends in large part on our ability to enhance existing products, reduce product cost, and develop new products that maintain technological competitiveness. We have made and intend to continue to make substantial investments in product development. We obtain extensive product development input from customers and by monitoring end-user needs and changes in the marketplace. We continue to make significant engineering investments in developing and enhancing our products and broadening the markets they serve.

Our total expenses for product development were $34.8 million for 2010, $35.4 million for 2009, and $37.8 million for 2008. Included in these totals were stock-based compensation expenses of $4.2 million, $5.7 million, and $6.0 million, for the years ended December 31, 2010, 2009, and 2008, respectively. In addition, during 2010, we received payments of $4.5 million from a third party that were used to offset our product development expenses. Without those offsetting payments, our 2010 product development expenses would have been $4.5 million higher, or $39.3 million.

We anticipate that we will continue to commit substantial resources to product development in the future and, as a result, product development expenses may continue to increase over historical levels. To date, we have not capitalized any software development costs from our development efforts.

Marketing

Our integrated marketing efforts focus on two key elements: awareness and demand generation/sales enablement. From an awareness perspective, we seek to generate visibility and credibility of our brand, the products and solutions that we offer, and the capabilities and benefits that they bring. Our marketing program comprises press releases, advertising, collateral such as brochures, published technical and thought-leadership papers, newsletters and customer case studies touting the benefits our customers are seeing from implementing our solutions. We also participate in industry trade shows, speak at industry conferences and are continually enhancing our global websites. Marketing also focuses on making it easier for our sales teams and our partners to sell our solutions. We do this through a variety of demand generation and sales enablement activities such as webinars/seminars, direct mail, lead-generation from our participation at industry exhibitions and conferences, and the production of focused selling tools such as sales playbooks, competitive analyses, and sales presentations and training. We have also formed and actively participate in two associations directly focused on the adoption of our products, LONMARK® International and the Energy Services Network Association (ESNA), and participate in other relevant industry organizations.

Training and Support

We offer a variety of technical training courses covering our products and technology. These courses are designed to provide hands-on, in-depth and practical experience that can be used immediately by our customers to build products and systems based on our products. In some instances these classes are licensed to third parties in foreign markets who present them in the local language. Additionally, we offer a variety of computer-based training courses that can be taken over the Internet. We also offer telephone, e-mail, and on-site technical support to our customers on a term contract or per-incident basis. The goal of these support services is to resolve customers' technical problems on a timely basis, ensure that our products will be used properly, and shorten the time required for our customers to develop products that use our technology. Lastly, we offer a variety of post-contract support (PCS) packages for our NES System Software and Element Manager products, which we market as Software Investment Protection (SIP). These SIP packages range from providing simple bug fixes to providing software upgrades and enhancements.

Principal Customers

During the three years ended December 31, 2010, we had four customers that accounted for significant portion of our revenues: EBV Electronik, the primary distributor of our Commercial products in Europe; Duke Energy, a U.S. utility company; and Eltel Networks and ES Elektrosandberg, value added resellers of our Utility products. For the years ended December 31, 2010, 2009, and 2008, the percentages of our revenues attributable to sales made to these customers were as follows:

	Year Ended December 31,		
	2010	2009	2008
Eltel	28.5%	25.3%	4.2%
EBV	12.8%	13.6%	15.3%
Duke	6.3%	10.7%	10.3%
ES	0.5%	1.4%	14.9%
Total	48.1%	51.0%	44.7%

Our international sales include both export sales and sales by international subsidiaries and accounted for 78.1% of our total revenues for 2010, 74.9% of our total revenues for 2009, and 76.8% of our total revenues for 2008.

Geographic Information

We operate in three main geographic areas: the Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific / Japan (APJ). Each geographic area provides products and services to our customers located in the respective region. Our long-lived assets include property and equipment, goodwill, purchased technology, and deposits on our leased facilities. Long-lived assets are attributed to geographic areas based on the country where the assets are located. As of December 31, 2010 and 2009, long-lived assets of approximately $37.0 million and $41.6 million, respectively, were domiciled in the United States. Long-lived assets for all other locations are not material to the consolidated financial statements.

Revenues are attributed to geographic areas based on the country where the customer is domiciled. Summary revenue information by geography for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Americas	$ 26,769	$ 27,746	$ 33,448
EMEA	73,543	65,656	88,312
APJ	10,725	9,936	12,287
Total	$ 111,037	$ 103,338	$ 134,047

Manufacturing

Our manufacturing strategy is to outsource production to third parties where it reduces our costs and to limit our internal manufacturing to such tasks as quality inspection, system integration, custom configuration, testing, and order fulfillment. We maintain manufacturing agreements with Cypress and Toshiba related to the Neuron® Chip. Toshiba declined to renew its Neuron Chip agreement with Echelon, which expired in January 2010. However, Toshiba and Echelon have agreed that Toshiba will continue to accept orders for Neuron Chips from its customers through September 2011 for deliveries through December 2012. We also maintain manufacturing agreements with STMicroelectronics for production of our power line transceiver, with Cypress for production of our free topology transceiver, with Open-Silicon for production of our Neuron 5000 microprocessor, and with Cypress, On Semiconductor, and AMI Semiconductor for the production of certain other components we sell.

For most of our products requiring assembly, we use third party contract electronic manufacturers (CEMs), including Jabil and TYCO. These CEMs procure material and assemble, test, and inspect the final products to our specifications.

Working Capital

As of December 31, 2010, we had working capital, defined as current assets less current liabilities, of $77.3 million, which was a decrease of approximately $19.1 million compared to working capital of $96.4 million as of December 31, 2009.

As of December 31, 2010, we had cash, cash equivalents, and short-term investments of $64.6 million, which was a decrease of approximately $15.5 million compared to a balance of $80.1 million as of December 31, 2009. Cash used in operating activities in 2010 of $9.2 million was primarily the result of our net loss of $31.3 million, which was partially offset by non-cash charges for stock-based compensation expenses of $12.3 million, depreciation and amortization expenses of $6.7 million, and a net change in our operating assets and liabilities of $3.1 million.

Competition

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our customers and continue to develop and introduce new products, features and services in a timely and efficient manner. The principal competitive factors that affect the markets for our products include:

- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products;
- our ability to anticipate changes in customer requirements and to develop new or improved products that meet these requirements in a timely manner;
- our product reputation, quality, performance, and conformance with established industry standards;
- our customer service and support;
- warranties, indemnities, and other contractual terms; and
- customer relationships and market awareness.

In each of our markets, our competitors include both small companies as well as some of the largest companies in the electronics industry operating either alone or together with trade associations and partners. Our key competitors in the commercial markets include companies such as Digi, STMicroelectronics, Maxim, Texas Instruments, and Siemens. Key competitors in the Utility market include Aclara, Elster, Enel, GE, IBM, Iskraemeco, Itron, Kamstrup, Landis+Gyr, Siemens, and Silver Spring Networks. Key industry standard and trade group competitors include BACnet, Konnex, DALI, DeviceNet, HART, Profibus, Zigbee and the ZWave Alliance in commercial markets and DLMS in the Utility market.

Additionally, while our product implementations are proprietary to Echelon and are often protected by unique, patented implementations, LonWorks technology is open, meaning that many of our basic control networking patents are broadly licensed without royalties or license fees. For instance, all of the network management commands required to develop software that competes with our LNS software are published as are the messages used by NES field devices. As a result, our customers are capable of developing hardware and software solutions that compete with many of our products.

Government Regulation

Many of our products and the industries in which they are used are subject to U.S. and foreign regulation as well as local, industry-specific codes and requirements. For example, the power line medium, which is the communications medium used by some of our products, is subject to special regulations in North America, Europe and Japan. In general, these regulations limit the ability of companies to use power lines as a communication medium. In addition, some of our competitors have attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their own products. We have resisted these efforts and will continue to oppose competitors' efforts to use regulation to impede competition in the markets for our products.

In addition, the market for our products may experience a movement towards standards-based protocols driven by governmental action, such as smart grid standards being considered in the U.S. by the National Institute of Standards and Technology (NIST), and the EU 441 mandate, which directs European standards organizations to create standards for smart metering interoperability. To the extent that we do not adopt such protocols or do not succeed in achieving adoption of OSGP and other protocols we use as standards or de facto standards, sales of our products may be adversely affected. The adoption of voluntary standards or the passage of governmental regulations that are incompatible with our products or technology could limit the market opportunity for our products, which could harm our revenues, results of operations, and financial condition.

Proprietary Rights

We own numerous patents, trademarks, and logos. As of February 28, 2011, we had received 98 United States patents, and had 8 patent applications pending. Some of these patents have also been granted in selected foreign countries. Many of the specific patents that are fundamental to LonWorks technology have been licensed to our customers with no license fee or royalties. At present, the principal value of the remaining patents relates to our specific implementation of our products and designs.

We hold several trademarks in the United States, many of which are registered, including Echelon, LonBuilder®, LonMark, LonTalk®, LonWorks, Neuron, LON, LonPoint®, LonUsers®, LonMaker, 3120®, 3150®, LNS, LonManager®, Digital Home®, and NodeBuilder®. We have also registered some of our trademarks and logos in foreign countries.

Employees

As of February 28, 2011, we had 318 employees worldwide, of which 136 were in product development, 73 were in sales and marketing, 50 were in general and administrative, 47 were in operations, and 12 were in customer support and training. About 214 employees are located at our headquarters in California and 43 employees are located in other offices throughout the United States. Our remaining employees are located in eleven countries worldwide, with the largest concentrations in Germany, China, Hong Kong, the Netherlands, and the United Kingdom. None of our employees is represented by a labor union. We have not experienced any work stoppages and we believe relations with our employees are good.

Where to Find More Information

We make our public filings with the Securities and Exchange Commission, or SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to these reports, available free of charge at our website, www.echelon.com, as soon as reasonably practicable after we file such material with the SEC. These materials are located in the "Investor Relations" portion of our Web site under the link "SEC Filings." The inclusion of our Web site address in this report does not include or incorporate by reference into this report any information on our Web site. Copies of our public filings may also be obtained from the SEC Web site at www.sec.gov.

Executive Officers of the Registrant

Ronald Sege, age 53, has been our President and Chief Executive Officer and a member of our board of directors since August 2010. Prior to joining Echelon, he was President and Chief Operating Officer of 3COM Corporation from 2008 to 2010. He held the position of President and CEO of Tropos Networks from 2004 to 2008, and was the President and CEO of Ellacoya Networks from 2001 to 2004. Earlier in Mr. Sege's career, he was Executive Vice President at Lycos from 1998 to 2001 and he spent 10 years at 3COM holding various Executive Vice President and Vice President positions. Mr. Sege received his BA in Economics from Pomona College and earned an MBA from Harvard University.

M. Kenneth Oshman, age 70, was our Chairman and Chief Executive Officer December 1988 to November 2009. In November 2009, he resigned as CEO and was named Executive Chairman. He also served as our President from 1988 to 2001. Prior to joining Echelon, Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President, and a director of ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of the Corporate Management Board. He remained in that position until 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Oliver R. Stanfield, age 61, has been our Executive Vice President & Chief Financial Officer since September 2001. He served as our Vice President and Chief Financial Officer from March 1989 to August 2001. Mr. Stanfield joined our company from ROLM, where he served in several positions since 1980, including: Director of Pricing; Vice President, Plans and Controls; Vice President, Business Planning; Vice President, Financial Planning and Analysis; Treasurer; and Controller, Mil Spec Division. Prior to joining ROLM, Mr. Stanfield worked for ITEL Corporation, Computer Automation and Rockwell International. Mr. Stanfield began his business career with Ford Motor Company in 1969 in various accounting positions while completing a B.S. degree in Business Administration and an M.B.A. degree from the University of Southern California.

Michael T. Anderson, age 41, has been our Senior Vice President of Utilities Sales & Market Development since November 2009. Mr. Anderson joined our company from Telcordia Technologies, where he was President of the Next Generation software division, focused on telecommunications companies globally. From 2001 to 2004, he was Vice President of Marketing & Business Development for ADC Software division. Prior to joining ADC, Mr. Anderson served as President & CEO of two startup technology companies, Big Planet and Telismart, which were both sold under his leadership. Prior to these assignments, he was Vice President of Product Development for GST Telecom, a company that was acquired by Time Warner. Mr. Anderson started his career with AT&T in 1992. He holds a B.A. from the University of Washington.

Anders B. Axelsson, age 51, has been our Senior Vice President of Commercial Sales & Market Development since June 2003. Prior to joining our company, he was Chief Executive Officer of PowerFile, Inc. From 1999 to 2001, he was President/General Manager of Snap Appliances, Inc. Between 1992 and 1999, he worked for Measurex, which was later acquired by Honeywell, and served in several positions, including Vice President of Engineering and Marketing and President/Managing Director for Europe. Mr. Axelsson started his career with ABB in 1981 where he worked for 11 years in various sales, marketing, and engineering management positions. He holds a B.S. in Electrical Engineering from ED Technical Institute in Jonkpoing, Sweden and is a graduate of the Executive Program at the University of Michigan.

Kathleen Bloch, age 54, has been our Senior Vice President and General Counsel since February 2003. Prior to joining our company, Ms. Bloch was a partner in the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where she practiced from 1996 to 2003. Prior to joining Wilson Sonsini Goodrich & Rosati, she was a partner with the San Francisco and Los Angeles offices of Sheppard Mullin Richter & Hampton. Ms. Bloch received a B.S. degree in Business Administration from the University of Southern California and her law degree from Stanford Law School.

Russell Harris, age 49, joined us in September 2001 as our Senior Vice President of Operations. Prior to joining our company, he served as the Vice President of Operations for NetDynamics from 1996 until its acquisition by Sun Microsystems in 1998. From 1998 to 1999, Mr. Harris served in a management transition role for Sun Microsystems. From 1991 to 1996, Mr. Harris was the Director of Operations at Silicon Graphics, Inc. From 1985 through 1991, he held various positions at Convergent Technologies and Unisys Corporation. His last position at Unisys was as Director of IT for Worldwide Operations. Mr. Harris earned B.S. and M.S. degrees in Industrial Engineering from Stanford University.

Bob Machlin, age 53, has been our Senior Vice President of Products since August 2008. Prior to joining our company, he served as President and CEO of SkyPilot Networks from 2005 to 2008, AirFlow Networks from 2003 to 2005, and Catena Networks (now part of Ciena) from 1999 to 2002. He also held executive positions at Ascend Communications (now Alcatel-Lucent), Cascade Communications (now Alcatel-Lucent), Motorola, and Honeywell Information Systems. Mr. Machlin holds a B.S. degree in mechanical engineering from Tufts University and an M.B.A from Harvard Business School.

ITEM 1A. RISK FACTORS

Interested persons should carefully consider the risks described below in evaluating our company. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would likely decline. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described in this section. This section should be read in conjunction with the consolidated financial statements and accompanying notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K.

Our Utility revenues may not be predictable, which could cause volatility in the price of our stock.

We and our partners sell our smart metering and distribution automation products to utilities. For several reasons, sales cycles with utility companies can be extended and unpredictable. Utilities generally have complex budgeting, purchasing, and regulatory processes that govern their capital spending. In addition, in many instances, a utility may require one or more field trials of a smart grid system (such as one based on our NES system) before moving to a volume deployment. There is also generally an extended development and integration effort required in order to incorporate a new technology into a utility's existing infrastructure. A number of other factors may also need to be addressed before the utility decides to engage in a full-scale deployment of our NES System, including:

- regulatory factors, standards compliance, or internal utility requirements that may affect the AMI system or the timing of its deployment;
- the time it takes for utilities to evaluate multiple competing bids, negotiate terms, and award contracts for large scale metering system deployments;
- the deployment schedule for projects undertaken by our utility or systems integrator customers; and
- delays in installing, operating, and evaluating the results of a smart grid field trial that is based on our NES System.

As a result, we can often spend up to two years working either directly or through a reseller to make a sale to a utility. At the end of that lengthy sales process, there is no guarantee that we will be selected by the utility.

In addition, shipment of Utility products to a particular jurisdiction or customer is generally dependent on either obtaining regulatory approval for the NES meter or other products from a third party for the relevant jurisdiction, or satisfying the customer's internal testing requirements, or both. This certification approval process is often referred to as homologation. Further, shipment of Utility products into some jurisdictions requires our contract manufacturers to pass certain tests and meet various standards related to the production of our NES meters. Failure to receive any such approval on a timely basis or at all, or failure to maintain any such approval, would have a material adverse impact on our ability to ship our Utility products, and would therefore have an adverse affect on our results of operations and our financial condition.

Once a utility decides to move forward with a large-scale deployment of a smart grid project that is based on our NES System, the timing of and our ability to recognize revenue on our Utility product shipments will depend on several factors. These factors, some of which may not be under our control, include shipment schedules that may be delayed or subject to modification, other contractual provisions, such as customer acceptance of all or any part of the NES system, and our ability to manufacture and deliver quality products according to expected schedules. In addition, the complex revenue recognition rules relating to products such as our NES system may also require us to defer some of our Utility revenues until certain conditions are met in a future period.

As a consequence of these long sales cycles, unpredictable delay factors, and complex revenue recognition policies, our ability to predict the amount of Utility revenues that we may expect to recognize in any given fiscal quarter is likely to be limited. As Utility revenues account for an increasing percentage of our overall revenues, we are likely to have increasing difficulty in projecting our overall financial results. Our inability to accurately forecast future revenues is likely to cause our stock price to be volatile.

Sales of our Utility products may fail to meet our financial targets, which would harm our results of operations.

We have invested and intend to continue to invest significant resources in the development and sales of our Utility products, including our newest additions to our NES portfolio of products, the Echelon Control System and the Edge Control Node. Our long-term financial goals include expectations for a reasonable return on these investments. However, to date the revenues generated from sales of our Utility products have not yielded gross margins in line with our long term goals for this product line, although our operating expenses have increased significantly.

In order to achieve our financial targets, we must meet the following objectives:

- Increase market acceptance of our Utility products in order to increase Utility revenues;
- Increase gross margin from our Utility revenues by continuing to reduce the cost of manufacturing our Utility products, while at the same time managing manufacturing cost pressures associated with commodity prices and foreign exchange fluctuations;
- Manage the manufacturing transition to reduced-cost Utility products; and
- Manage our operating expenses to a reasonable percentage of revenues.

We cannot assure you that we will meet any or all of these objectives to the extent necessary to achieve our financial goals and, if we fail to achieve our goals, our results of operations are likely to be harmed.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our business or operating results.

Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic, and business conditions. The continuing economic slowdown and the uncertainty over its breadth, depth and duration continue to put pressure on the global economy and have a negative effect on our business. Further, the recent worldwide financial and credit crisis has hampered the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit, combined with losses in worldwide equity markets, has continued to contribute to the recent world-wide economic recession.

While we do not currently depend on access to the credit markets to finance our operations, there can be no assurance that the current state of the financial markets will not impair our ability to obtain financing in the future, including, but not limited to, our ability to draw on funds under our existing credit facilities or our ability to incur indebtedness or sell equity if that became necessary or desirable. If we were not able to obtain additional financing when needed, our ability to invest in additional research and development resources and sales and marketing resources could be adversely affected, which could hinder our ability to sell competitive products into our markets on a timely basis.

In addition, there could be a number of follow-on effects from the credit crisis on our business, such as the insolvency of certain of our key customers, which could impair our distribution channels or result in the inability of our customers to obtain credit to finance purchases of our products.

This uncertainty about future economic and political conditions makes it difficult for us to forecast operating results and to make decisions about future investments. We continue to see the effects of the economic slowdown on both our Utility and Commercial revenues. If economic activity in the U.S. and other countries' economies remains weak, many customers may continue to delay, reduce, or even eliminate their purchases of networking technology products. This could result in continued reductions in sales of our products, longer sales cycles, slower adoption of our technologies, increased price competition, and increased exposure to excess and obsolete inventory. For example, distributors could decide to further reduce inventories of our products. Also, the inability to obtain credit could cause a utility to postpone its decision to move forward with a large scale deployment of our Utility products. If conditions in the global economy, U.S. economy or other key vertical or geographic markets we serve remain uncertain or continue to be weak, we would experience material negative impacts on our business, financial condition, results of operations, cash flow, capital resources, and liquidity.

Because our products use components or materials that may be subject to price fluctuations, shortages, interruptions of supply, or discontinuation, we may be unable to ship our products in a timely fashion, which would adversely affect our revenues, harm our reputation and negatively impact our results of operations.

We may be vulnerable to price increases for products, components, or materials, such as copper, silver, and cobalt. We generally do not enter into forward contracts or other methods of hedging against supply risk for these items. In addition, we have in the past and may in the future occasionally experience shortages or interruptions in supply for certain of these items, including products or components that have been or will be discontinued, which can cause us to delay shipments beyond targeted or announced dates. For example, as a result of the recent earthquake and tsunami in Japan, we may experience shortages of supply for components that we source from companies located in Japan. To help address these issues, we may decide to purchase quantities of these items that are in excess of our estimated requirements. As a result, we could be forced to increase our excess and obsolete inventory reserves to provide for these excess quantities, which could harm our operating results. In addition, if a component or other product goes out of production, we may be required to requalify substitute components or products, or even redesign our products to incorporate an alternative component or product.

If we experience any shortage of products or components of acceptable quality, or any interruption in the supply of these products or components, or if we are not able to procure them from alternate sources at acceptable prices and within a reasonable period of time, our revenues, gross profits or both could decrease. In addition, under the terms of some of our contracts with our customers, we may also be subject to penalties if we fail to deliver our products on time.

Natural disasters, power outages, and other factors outside of our control such as widespread pandemics could disrupt our business.

We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. A natural disaster, power outage, or other unanticipated problem could also adversely affect our business by, among other things, harming our primary data center or other internal operations, limiting our ability to communicate with our customers, limiting our ability or our partners' or customers' ability to sell or use our products, or affecting our suppliers' ability to provide us with components or products. For example, the recent earthquake and tsunami in Japan may adversely impact our revenues from customers located in Japan and/or our ability to source parts from companies located in Japan. We do not insure against several natural disasters, including earthquakes.

Any outbreak of a widespread communicable disease pandemic, such as the outbreak of the H1N1 influenza virus in 2009, could similarly impact our operations. Such impact could include, among other things, the inability for our sales and operations personnel located in affected regions to travel and conduct business freely, the impact any such disease may have on one or more of the distributors for our products in those regions, and increased supply chain costs. Additionally, any future health-related disruptions at our third-party contract manufacturers or other key suppliers could affect our ability to supply our customers with products in a timely manner, which would harm our results of operations.

We are exposed to credit risk and payment delinquencies on our accounts receivable, and this risk has been heightened during the current decline in economic conditions.

We only recognize revenue when we believe collectability is reasonably assured. However, only a relatively small percentage of our outstanding accounts receivables are covered by collateral, credit insurance, or acceptable third-party guarantees. In addition, our standard terms and conditions require payment within a specified number of days following shipment of product, or in some cases, after the customer's acceptance of our products. While we have procedures to monitor and limit exposure to credit risk on our receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses. Additionally, when one of our resellers makes a sale to a utility, we face further credit risk, and we may defer revenue, due to the fact that the reseller may not be able to pay us until it receives payment from the utility. This risk could become more magnified during a particular fiscal period if the resellers facing credit issues represent a significant portion of our accounts receivable during that period. As economic conditions change and worsen, certain of our direct or indirect customers may face liquidity concerns and may be unable to satisfy their payment obligations to us or our resellers on a timely basis or at all, which would have a material adverse effect on our financial condition and results of operations.

Because we depend on a limited number of key suppliers and in certain cases, a sole supplier, the failure of any key supplier to

produce timely and compliant products could result in a failure to ship products, which would harm our results of operations and financial position.

Our future success will depend significantly on our ability to timely manufacture our products cost effectively, in sufficient volumes, and in accordance with quality standards. For most of our products requiring assembly, we rely on a limited number of contract electronic manufacturers (CEMs), principally Jabil and TYCO. These CEMs procure material and assemble, test, and inspect the final products to our specifications. This strategy involves certain risks, including reduced control over quality, costs, delivery schedules, availability of materials, components, finished products, and manufacturing yields. As a result of these and other risks, our CEMs could demand price increases for manufacturing our products. In addition, CEMs can experience turnover, instability, and lapses in manufacturing or component quality, exposing us to additional risks as well as missed commitments to our customers.

We also maintain manufacturing agreements with a limited number of semiconductor manufacturers for the production of key products, including those used in our Utility products. The Neuron Chip is an important component that we and our customers use in control network devices. In addition to those sold by Echelon, the Neuron Chip is currently manufactured and distributed by two providers, Toshiba and Cypress Semiconductor. Toshiba has declined to renew its Neuron Chip agreement with us, which expired in January 2010. However, we have agreed with Toshiba that Toshiba will continue to accept orders for Neuron Chips from its customers through September 2011 for deliveries through December 2012. In the meantime, we are implementing a plan to allow for a smooth migration path for Toshiba's customers to our new Neuron 5000 processor, which we purchase from Open-Silicon. Another semiconductor supplier, STMicroelectronics, manufactures our power line smart transceiver products, for which we have no alternative source. In addition, we currently purchase several key products and components from sole or limited source suppliers with which we do not maintain signed agreements that would obligate them to supply to us on negotiated terms.

We are continuing to review the impact that the ongoing worldwide financial crisis is having on our suppliers. Some of these suppliers are large, well capitalized companies, while others are smaller and more highly leveraged. In order to mitigate these risks, we may take actions such as increasing our inventory levels and/or adding additional sources of supply. Such actions may increase our costs and increase the risk of excess and obsolete inventories. Even if we undertake such actions, there can be no assurance that we will be able to prevent any disruption in the supply of goods and services we receive from these suppliers.

We may also elect to change any of these key suppliers. For example, in 2009 we completed the process of ending our relationship with a former CEM partner, Flextronics. As part of this transition, we moved the production of products Flextronics built for us to alternative CEMs. We were also required to purchase certain raw material and in-process inventory from Flextronics that Flextronics procured in anticipation of our production requirements. In addition, if any of our key suppliers were to stop manufacturing our products or supplying us with our key components, it could be expensive and time consuming to find a replacement. Also, as our Utility business grows, we will be required to expand our business with our key suppliers or find additional sources of supply. There is no guarantee that we would be able to find acceptable alternative or additional sources. Additional risks that we face if we must transition between CEMs include:

- moving raw material, in-process inventory, and capital equipment between locations, some of which may be in different parts of the world;
- reestablishing acceptable manufacturing processes with a new work force; and
- exposure to excess or obsolete inventory held by contract manufacturers for use in our products.

The failure of any key manufacturer to produce a sufficient number of products on time, at agreed quality levels, and fully compliant with our product, assembly and test specifications could result in our failure to ship products, which would adversely affect our revenues and gross profit, and could result in claims against us by our customers, which could harm our results of operations and financial position.

Liabilities resulting from defects in or misuse of our products, whether or not covered by insurance, may delay our revenues and increase our liabilities and expenses.

Our products may contain or may be alleged to contain undetected errors or failures. In addition, our customers or their installation partners may improperly install or implement our products, which could delay completion of a deployment or hinder our ability to win a subsequent award. Furthermore, because of the low cost and interoperable nature of our Commercial products, LONWORKS technology could be used in a manner for which it was not intended.

Even if we determine that an alleged error or failure in our products does not exist, we may incur expense and shipments and revenue may be delayed while we analyze the alleged error or failure. If errors or failures are found in our products, we may not be able to successfully correct them in a timely manner, or at all. Such errors or failures could delay our product shipments and divert our engineering resources while we attempt to correct them. In addition, we could decide to extend the warranty period, or incur other costs outside of our normal warranty coverage, to help address any known errors or failures in our products and mitigate the impact on our customers. This could delay our revenues and increase our expenses.

To address these issues, the agreements we maintain with our customers may contain provisions intended to limit our exposure to potential errors and omissions claims as well as any liabilities arising from them. However, our customer contracts may not effectively protect us against the liabilities and expenses associated with errors or failures attributable to our products.

Defects in our products may also cause us to be liable for losses in the event of property damage, harm or death to persons, claims against our directors or officers, and the like. Such liabilities could harm our reputation, expose our company to liability, and adversely affect our operating results and financial position.

To help reduce our exposure to these types of liabilities, we currently maintain property, general commercial liability, errors and omissions, directors and officers, and other lines of insurance. However, it is possible that such insurance may not be available in the future or, if available, may be insufficient in amount to cover any particular claim, or we might not carry insurance that covers a specific claim. In addition, we believe that the premiums for the types of insurance we carry will continue to fluctuate from period to period. Significant cost increases could also result in increased premiums or reduced coverage limits. Consequently, if we elect to reduce our coverage, or if we do not carry insurance for a particular type of claim, we will face increased exposure to these types of claims.

Because the markets for our products are highly competitive, we may lose sales to our competitors, which would harm our revenues and results of operations.

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, rapid changes in customer or regulatory requirements, and localized market requirements. In each of our markets, we compete with a wide array of manufacturers, vendors, strategic alliances, systems developers and other businesses.

The principal competitive factors that affect the markets for our products include the following:

- our ability to anticipate changes in customer or regulatory requirements and to develop or improve our products to meet these requirements in a timely manner;
- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products;
- our product reputation, quality, performance, and conformance with established industry standards;
- our ability to expand our product line to address our customers' requirements, such as adding additional electricity meter form factors;
- our ability to meet a customer's required delivery schedules;
- our customer service and support;
- warranties, indemnities, and other contractual terms; and
- customer relationships and market awareness.

Competitors for our Utility products include Aclara, Elster, Enel, GE, IBM, Iskraemeco, Itron, Kamstrup, Landis+Gyr, Siemens, and Silver Spring Networks, which directly or through IT integrators such as IBM or telecommunications companies such as Telenor, offer metering systems that compete with our Utility offerings.

For our Commercial products, our competitors include some of the largest companies in the electronics industry, operating either alone or together with trade associations and partners. Key company competitors include companies such as Digi, STMicroelectronics, Maxim, Texas Instruments, and Siemens. Key industry standard and trade group competitors include BACnet, DALI, and Konnex in the buildings industry; DeviceNet, HART, and Profibus in the industrial control market; DLMS in the utility industry; Echonet, ZigBee and the Z-Wave alliance in the home control market; and the Train Control Network (TCN) in the rail transportation market. Each of these standards and/or alliances is backed by one or more competitors. For example, the ZigBee alliance includes over 300 member companies with promoter members such as Ember, Emerson, Freescale, Itron, Kroger, Landis+Gyr, Philips, Reliant Energy, Schneider Electric, STMicroelectronics, Tendril, and Texas Instruments.

Many of our competitors, alone or together with their trade associations and partners, have significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, and broader product offerings. In addition, the utility metering market is experiencing a trend towards consolidation. As a result, these competitors may be able to devote greater resources to the development, marketing, and sale of their products, and may be able to respond more quickly to changes in customer requirements or product technology. Some of our competitors may also be eligible for stimulus money, which could give them an additional financial advantage. If we are unable to compete effectively in any of the markets we serve, our revenues, results of operations, and financial position would be harmed.

If we do not maintain adequate distribution channels, our revenues will be harmed.

We market our Utility products directly, as well as through selected VARs and integration partners. We believe that a significant portion of our Utility sales will be made through our VARs and integration partners, rather than directly by us. To date, our VARs and integration partners have greater experience in overseeing projects for utilities. As a result, if our relationships with our VARs and integration partners are not successful, or if we are not able to create similar distribution channels for our Utility products with other companies in other geographic areas, revenues from sales of our Utility products may not meet our financial targets, which will harm our operating results and financial condition.

Currently, significant portions of our Commercial revenues are derived from sales to distributors, including EBV, the primary independent distributor of our products to OEMs in Europe. Historically, sales to EBV, as well as sales to our other distributor partners, have accounted for a substantial portion of our total Commercial revenues. Agreements with our distributor partners are generally renewed on an annual basis. If any of these agreements are not renewed, we would be required to locate another distributor or add our own distribution capability to meet the needs of our end-use customers. Any replacement distribution channel could prove less effective than our current arrangements. In addition, if any of our distributor partners fail to dedicate sufficient resources to market and sell our products, our revenues would suffer. Furthermore, if they significantly reduce their inventory levels for our products, service levels to our end-use customers could decrease.

Voluntary standards and governmental regulatory actions in our markets could limit our ability to sell our products.

Standards bodies, which are formal and informal associations that attempt to set voluntary, non-governmental product standards, are influential in many of our target markets. We participate in many voluntary standards organizations around the world in order to help prevent the adoption of exclusionary standards as well as to promote voluntary standards for our products. However, we do not have the resources to participate in all voluntary standards processes that may affect our markets and our efforts to influence the direction of those standards bodies in which we do participate may not be successful. Many of our competitors have significantly more resources focused on standards activities and may influence those standards in a way that would be disadvantageous to our products.

Many of our products and the industries in which they are used are subject to U.S. and foreign regulation. For example, the power line medium, which is the communications medium used by some of our products, is subject to special regulations in North America, Europe and Japan. In general, these regulations limit the ability of companies to use power lines as a communication medium. In addition, some of our competitors have attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their own products.

In addition, the markets for our Utility and Commercial products may experience a movement towards standards based protocols driven by governmental action, such as those being considered in the U.S. by NIST and in Europe by those related to the EU 441 mandate. We are also attempting to gain adoption for our Open Smart Grid Protocol, which is used by smart meters and other devices within our NES System. To the extent that we do not adopt such protocols or do not succeed in achieving adoption of our own protocols as standards or de facto standards, sales of our Utility and Commercial products may be adversely affected. Moreover, if our own protocols are adopted as standards, we run the risk that we could lose business to competing implementations.

The adoption of voluntary standards or the passage of governmental regulations that are incompatible with our products or technology could limit the market opportunity for our products, which could harm our revenues, results of operations, and financial condition.

Our executive officers and technical personnel are critical to our business.

Our success depends substantially on the performance of our executive officers and key employees. Due to the specialized technical nature of our business, we are particularly dependent on our Chief Executive Officer and our technical personnel. In November 2009, we announced that our Chairman and CEO would step down as CEO for health reasons. At the same time, we announced that one of our existing directors would become our CEO on an interim basis, while we conducted a search for a new CEO. Our search was completed and our new CEO joined Echelon in August 2010. Our future success will depend on our ability to attract, integrate, motivate and retain qualified managerial, technical, sales, and operations personnel.

Competition for qualified personnel in our business areas is intense, and we may not be able to continue to retain qualified executive officers and key personnel and attract new officers and personnel when necessary. Our product development and marketing functions are largely based in Silicon Valley, which is a highly competitive marketplace. It may be particularly difficult to recruit, relocate and retain qualified personnel in this geographic area. Moreover, the cost of living, including the cost of housing, in Silicon Valley is known to be high. Because we are legally prohibited from making loans to executive officers, we will not be able to assist potential key personnel as they acquire housing or incur other costs that might be associated with joining our company. In addition, if we lose the services of any of our key personnel and are not able to find suitable replacements in a timely manner, our business could be disrupted, other key personnel may decide to leave, and we may incur increased operating expenses in finding and compensating their replacements.

We face financial and operational risks associated with our international operations.

We have operations located in eleven countries and our products are sold in many more countries around the world. Revenues from international sales, which include both export sales and sales by international subsidiaries, accounted for about 78.1%, 74.9%, and 76.8% of our total revenues for the years ended December 31, 2010, 2009, and 2008, respectively. We expect that international sales will continue to constitute a significant portion of our total net revenues.

Changes in the value of currencies in which we conduct our business relative to the U.S. dollar have caused and could continue to cause fluctuations in our reported financial results. The three primary areas where we are exposed to foreign currency fluctuations are revenues, cost of goods sold, and operating expenses.

In general, we sell our products to foreign customers primarily in U.S. dollars. As such, fluctuations in exchange rates have had, and could continue to have, an impact on revenues. As the value of the dollar rises, our products will become more expensive to our foreign customers, which could result in their decision to postpone or cancel a planned purchase.

With respect to the relatively minimal amount of our revenues generated in foreign currencies, our historical foreign currency exposure has been related primarily to the Japanese Yen and has not been material to our consolidated results of operations. However, in the future, we expect that some foreign utilities may require us to price our Utility products in the utility's local currency, which will increase our exposure to foreign currency risk. In addition, we have agreed with EBV, our European distributor, that upon notice from EBV, we will sell our products to EBV in European Euros rather than U.S. dollars. If EBV were to exercise this right, our revenue exposure to foreign currency fluctuations would increase.

For our cost of goods sold, our products are generally assembled by CEMs in China. Although our transactions with these vendors have historically been denominated in U.S. dollars, in the future they may require us to pay in their local currency, or demand a U.S. dollar price adjustment or other payment to address a change in exchange rates, which would increase our cost to procure our products. This is particularly a risk in China, where any future revaluations of the Chinese currency against the U.S. dollar could result in significant cost increases. In addition, any future increase in labor costs in the markets where our products are manufactured could also result in higher costs to procure our products. For example, China has recently experienced overall wage increases, which our CEMs have generally passed along to us.

We use the local currency to pay for our operating expenses in the various countries where we have operations. If the value of the U.S. dollar declines as compared to the local currency where the expenses are incurred, our expenses, when translated back into U.S. dollars, will increase.

To date, we have not hedged any of our foreign currency exposures and currently do not maintain any hedges to mitigate our foreign currency risks. Consequently, any resulting adverse foreign currency fluctuations could significantly harm our revenues, cost of goods sold, or operating expenses.

Additional risks inherent in our international business activities include the following:

- the imposition of tariffs or other trade barriers on the importation of our products;
- timing of and costs associated with localizing products for foreign countries and lack of acceptance of non-local products in foreign countries;
- inherent challenges in managing international operations;
- the burdens of complying with a wide variety of foreign laws; the applicability of foreign laws that could affect our business or revenues, such as laws that purport to require that we return payments that we received from insolvent customers in certain circumstances; and unexpected changes in regulatory requirements, tariffs, and other trade barriers;
- potentially adverse tax consequences, including restrictions on repatriation of earnings;
- economic and political conditions in the countries where we do business;
- differing vacation and holiday patterns in other countries, particularly in Europe;
- labor actions generally affecting individual countries, regions, or any of our customers, which could result in reduced demand for, or could delay delivery or acceptance of, our products; and
- international terrorism.

Any of these factors could have a material adverse effect on our revenues, results of operations, and our financial condition.

We may be unable to promote and expand acceptance of our open, interoperable control systems over competing protocols, standards, or technologies.

LONWORKS technology is open, meaning that many of our technology patents are broadly licensed without royalties or license fees. As a result, our Commercial customers are able to develop hardware and software solutions that compete with some of our products. Because some of our customers are OEMs that develop and market their own control systems, these customers in particular could develop competing products based on our open technology. For instance, we have published all of the network management commands required to develop software that competes with our LNS software.

In addition, many of our Commercial competitors are dedicated to promoting closed or proprietary systems, technologies, software and network protocols or product standards that differ from or are incompatible with ours. We also face strong competition from large trade associations that promote alternative technologies and standards for particular vertical applications or for use in specific countries. These include BACnet, DALI, and KNX in the buildings market; DeviceNet, HART, and ProfiBus in the industrial controls market; TCN in the rail transportation market; DLMS in the electric metering market; and Echonet, ZigBee, and Z-Wave in the home control market.

Our technologies, protocols, or standards may not be successful or we may not be able to compete with new or enhanced products or standards introduced by our Commercial product line competitors, which would have a material adverse affect on our revenues, results of operations, and financial condition.

If we are not able to develop or enhance our products in a timely manner, our revenues will suffer.

Due to the nature of development efforts in general, we often experience delays in the introduction of new or improved products beyond our original projected shipping date for such products. Historically, when these delays have occurred, we experienced an increase in our development costs and a delay in our ability to generate revenues from these new products. In addition, such delays could impair our relationship with any of our customers that were relying on the timely delivery of our products in order to complete their own products or projects. We believe that similar new product introduction delays in the future could also increase our costs and delay our revenues.

Because we may incur penalties and/or be liable for damages with respect to sales of our Utility products, we could incur unanticipated liabilities that would negatively affect our operating results.

The agreements governing the sales of our NES system products may expose us to penalties, damages and other liabilities in the event of, among other things, late deliveries, late or improper installations or operations, failure to meet product specifications or other product failures, failure to achieve performance specifications, indemnities, or other compliance issues. Even in the absence of such contractual provisions, we may agree, or may be required by law, to assume certain liabilities for the benefit of our customers. Any such liabilities would have an adverse effect on our financial condition and operating results.

If we sell our NES system products directly to a utility, we will face additional risks.

When we sell our NES system products to a utility directly, we may be required to assume responsibility for installing the NES system in the utility's territory, integrating the NES system into the utility's operating and billing system, overseeing management of the combined system, working with other of the utility's contractors, and undertaking other activities. To date, we do not have any significant experience with providing these types of services. As a result, when we sell directly to a utility, it may be necessary for us to contract with third parties to satisfy these obligations. We cannot assure you that we would find appropriate third parties to provide these services on reasonable terms, or at all. Assuming responsibility for these or other services would add to the costs and risks associated with NES system installations, and could also negatively affect the timing of our revenues and cash flows related to these transactions.

The sales cycle for our Commercial products is lengthy and unpredictable.

The sales cycle between initial Commercial customer contact and execution of a contract or license agreement with a customer or purchaser of our products, can vary widely. Initially, we must educate our customers about the potential applications of and cost savings associated with our products. If we are successful in this effort, OEMs typically conduct extensive and lengthy product evaluations before making a decision to design our products into their offerings. Once the OEM decides to incorporate our products, volume purchases of our products are generally delayed until the OEM's product development, system integration, and product introduction periods have been completed. In addition, changes in our customer's budgets, or the priority they assign to control network development, could also affect the sales cycle.

We generally have little or no control over these factors, any of which could prevent or substantially delay our ability to complete a transaction and could adversely affect the timing of our revenues and results of operations.

Fluctuations in our operating results may cause our stock price to decline.

Our quarterly and annual results have varied significantly from period to period, and we have sometimes failed to meet securities analysts' expectations. Moreover, we have a history of losses and cannot assure you that we will achieve sustained profitability in the future. Our future operating results will depend on many factors, many of which are outside of our control, including the following:

- the mix of products and services that we sell may change to a less profitable mix;
- shipment, payment schedules, and product acceptance may be delayed;
- our products may not be purchased by utilities, OEMs, systems integrators, service providers and end-users at the levels we project;
- we may be required to modify or add to our Utility product offerings to meet a utility's requirements, which could delay delivery and/or acceptance of our products;
- the complex revenue recognition rules relating to products such as our NES System could require us to defer some or all of the revenue associated with Utility product shipments until certain conditions, such as delivery and acceptance criteria for our software and/or hardware products, are met in a future period;
- our contract electronic manufacturers may not be able to provide quality products on a timely basis, especially during periods where capacity in the CEM market is limited;
- our products may not be manufactured in accordance with specifications or our established quality standards, or may not perform as designed;
- downturns in any customer's or potential customer's business, or declines in general economic conditions, could cause significant reductions in capital spending, thereby reducing the levels of orders from our customers;
- we may incur costs associated with any future business acquisitions; and
- any future impairment charges related to goodwill, other intangible assets, and other long-lived assets required under generally accepted accounting principles in the United States may negatively affect our earnings and financial condition.

Any of the above factors could, individually or in the aggregate, have a material adverse effect on our results of operations and our financial condition, which could cause our stock price to decline.

If we are unable to obtain additional funds when needed, our business could suffer.

We currently expect that our combined cash, cash equivalent, and short-term investment balance will decline during 2011. We expect that cash requirements for our payroll and other operating costs will continue at about existing levels. We also expect that we will continue to acquire capital assets such as computer systems and related software, office and manufacturing equipment, furniture and fixtures, and leasehold improvements, as the need for these items arises.

In the future, to the extent that our revenues grow, we may experience higher levels of inventory and accounts receivable, which will also use our cash balances. In addition, our cash reserves may be used to strategically acquire other companies, products, or technologies that are complementary to our business. Lastly, our combined cash, cash equivalents, and short-term investments balances could be negatively affected by the various risks and uncertainties that we face. For example, any continued weakening of economic conditions or changes in our planned cash outlay could negatively affect our existing cash reserves.

In the event that we require additional financing, such financing may not be available to us in the amounts or at the times that we require, or on acceptable terms. If we fail to obtain additional financing, when and if necessary, our business would be harmed.

Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others, or if we are unable to secure rights to use the intellectual property rights of others on reasonable terms.

We may be contractually obligated to indemnify our customers or other third parties that use our products in the event our products are alleged to infringe a third party's intellectual property rights. From time to time, we may also receive notice that a third party believes that our products may be infringing patents or other intellectual property rights of that third party. Responding to those claims, regardless of their merit, can be time consuming, result in costly litigation, divert management's attention and resources, and cause us to incur significant expenses. We do not insure against infringement of a third party's intellectual property rights.

As the result of such a claim, we may elect or be required to redesign our products that are alleged to infringe the third party's patents or other intellectual property rights, which could cause those product offerings to be delayed. Or we could be required to cease distributing those products altogether. In the alternative, we could seek a license to the third party's intellectual property. Even if our products do not infringe, we may elect to take a license or settle to avoid incurring litigation costs. However, it is possible that we would not be able to obtain such a license or settle on reasonable terms, or at all.

In some cases, even though no infringement has been alleged, we may attempt to secure rights to use the intellectual property rights of others that would be useful to us. We cannot guarantee that we would be able to secure such rights on reasonable terms, or at all.

Lastly, our customers may not purchase our products if they are concerned our products may infringe third party intellectual property rights. This could reduce the market opportunity for the sale of our products and services.

Any of the foregoing risks could have a material adverse affect on our revenues, results of operations, and financial condition.

We have limited ability to protect our intellectual property rights.

Our success depends significantly upon our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect these intellectual property rights, all of which afford only limited protection. If any of our patents fail to protect our technology, or if we do not obtain patents in certain countries, our competitors may find it easier to offer equivalent or superior technology.

We have also registered or applied for registration for certain trademarks, and will continue to evaluate the registration of additional trademarks as appropriate. If we fail to properly register or maintain our trademarks, or to otherwise take all necessary steps to protect our trademarks, the value associated with the trademarks may diminish. In addition, if we fail to protect our trade secrets or other intellectual property rights, we may not be able to compete as effectively in our markets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or use information that we regard as proprietary, or it may not be economically feasible to enforce them. Any of our patents, trademarks, copyrights or intellectual property rights could be challenged, invalidated or circumvented. In addition, we cannot assure you that we have taken or will take all necessary steps to protect our intellectual property rights. Third parties may also independently develop similar technology without breach of our trade secrets or other proprietary rights. In addition, the laws of some foreign countries, including several in which we operate or sell our products, do not protect proprietary rights to as great an extent as do the laws of the United States, and it may take longer to receive a remedy from a court outside of the United States. Also, some of our products are licensed under shrink-wrap license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions.

From time to time, litigation may be necessary to defend and enforce our proprietary rights. As a result, we could incur substantial costs and divert management resources, which could harm our business, regardless of the final outcome. Despite our efforts to safeguard and maintain our proprietary rights both in the United States and abroad, we may be unsuccessful in doing so. Also, the steps that we take to safeguard and maintain our proprietary rights may be inadequate to deter third parties from infringing, misusing, misappropriating, or independently developing our technology or intellectual property rights, or to prevent an unauthorized third party from misappropriating our products or technology.

Our existing stockholders control a significant percentage of our stock, which will limit other stockholders' ability to influence corporate matters.

As of February 28, 2011, our directors and executive officers, together with certain entities affiliated with them (including, for this purpose, Enel, which has the right to nominate a director to our board of directors), beneficially owned 26.3% of our outstanding stock.

When we sold 3.0 million newly issued shares of our common stock to Enel on September 11, 2000, we granted Enel the right to nominate a director to our board of directors, although a nominee of Enel does not currently sit on our board. In connection with the stock sale, our directors and our Chief Financial Officer agreed to enter into a voting agreement with Enel in which each of them agreed to vote in favor of Enel's nominee to our board of directors. In addition, Enel agreed to vote for our board's recommendations for the election of directors, approval of accountants, approval of Echelon's equity compensation plans, and certain other matters. As a result, our directors and executive officers, together with certain entities affiliated with them, may be able to control substantially all matters requiring approval by our stockholders, including the election of all directors and approval of certain other corporate matters.

We are subject to numerous governmental regulations concerning the manufacturing and use of our products. We must stay in compliance with all such regulations and any future regulations. Any failure to comply with such regulations, and the unanticipated costs of complying with future regulations, may adversely affect our business, financial condition, and results of operations.

We manufacture and sell products that contain electronic components that may contain materials that are subject to government regulation in the locations in which our products are manufactured and assembled, as well as the locations where we sell our products. Since we operate on a global basis, maintaining compliance with regulations concerning the materials used in our products is a complex process that requires continual monitoring of regulations and ongoing compliance procedures. While we do not currently know of any proposed regulations regarding components in our products that would have a material impact on our business, the adoption of any unanticipated new regulations that significantly impact the various components we use or require that we use more expensive components would have a material adverse impact on our business, financial condition and results of operations.

Our manufacturing processes, including the processes used by our suppliers, are also subject to numerous governmental regulations that cover both the use of various materials as well as environmental concerns. Since we and our suppliers operate on a global basis, maintaining compliance with regulations concerning our production processes is also a complex process that requires continual monitoring of regulations and ongoing compliance procedures. For example, environmental issues such as pollution and climate change have seen significant legislative and regulatory interest on a global basis. Changes in these areas could directly increase the cost of energy, which may have an impact on the way we or our suppliers manufacture products or use energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials we use in our products. We are currently unable to predict how any such changes will impact us and if any such impact could be material to our business. Any new law or regulation that significantly increases our costs of manufacturing or causes us or our suppliers to significantly alter the way that our products are manufactured would have a material adverse affect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At our corporate headquarters in San Jose, California, we lease two buildings, each of which contains approximately 75,000 square feet of useable space. We moved to this location in October 2001. The leases for the two buildings were scheduled to expire in 2011 and 2013, respectively.

In June 2008, the building leases were amended resulting in an extension of the lease term for both buildings through March 2020. The extended leases require minimum lease payments through March 2020 totaling approximately $48.9 million. For accounting purposes only, we are the "deemed owner" of these buildings; see Note 3 of Notes to Consolidated Financial Statements in Part II, Item 8 of this report for further explanation of the accounting treatment for these leases.

We also lease office space for some of our sales and marketing employees in China, France, Germany, Hong Kong, India, Italy, Japan, the Netherlands, Singapore, South Korea, and the United Kingdom and for some of our research and development employees in Fargo, North Dakota, and Germany. The leases for these offices expire at various dates through 2018. As of December 31, 2010, the future minimum rental payments for all of our leased office space, including those for our corporate headquarters facilities, totaled approximately $40.6 million. For the year ended December 31, 2010, the aggregate rental expense for all leased office space was approximately $1.8 million.

We believe that our facilities will be adequate for at least the next 12 months. For additional information regarding our obligations under property leases, please see Note 8 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report.

ITEM 3. LEGAL PROCEEDINGS

For a discussion regarding our legal proceedings and matters, please refer to the "Legal Actions" section of Note 8, Commitments and Contingencies, in Notes to the Consolidated Financial Statements in Item 15 of Part IV of this Annual Report on Form 10-K, which is incorporated herein by reference.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq Global Market under the symbol "ELON." We began trading on NASDAQ on July 28, 1998, the date of our initial public offering. The following table sets forth, for the quarter indicated, the high and low sales price per share of our common stock as reported on the Nasdaq Global Market.

	Price Range	
Year Ended December 31, 2010	**High**	**Low**
Fourth quarter	$ 10.67	$ 7.71
Third quarter	8.96	6.90
Second quarter	10.75	7.02
First quarter	12.09	6.85
Year Ended December 31, 2009	**High**	**Low**
Fourth quarter	$ 15.38	$ 10.69
Third quarter	15.09	7.00
Second quarter	8.89	6.87
First quarter	8.94	5.13

As of February 28, 2011, there were approximately 409 stockholders of record. Because brokers and other institutions hold many shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid dividends on our capital stock and do not currently expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

Equity Compensation Plan Summary Information

For information on our equity compensation plans, please refer to Note 4 to our accompanying Consolidated Financial Statements.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the fourth quarter of our fiscal year ended December 31, 2010.

Stock Price Performance Graph

The following graph compares the cumulative total stockholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index (which is comprised of those companies in the information technology sector of the S&P 500 Index). The graph assumes that $100 was invested in our common stock on December 31, 2005 and in the S&P 500 Index and the S&P 500 Information Technology Index. Historic stock price performance is not necessarily indicative of future stock performance.


TOTAL SHAREHOLDER RETURNS
300
250
200
150
100
50
0
Dollars
Dec05
Dec06
Dec07
Dec08
Dec09
Dec10
Years Ending
Echelon Corporation
S&P 500 Index
S&P 500 Information Technology Index

	December 2005	December 2006	December 2007	December 2008	December 2009	December 2010
Echelon Corporation	$100.00	$102.17	$263.60	$104.09	$147.64	$130.14
S&P 500 Composite Index	$100.00	$115.79	$122.16	$76.96	$97.33	$111.99
S&P 500 Information Technology Index	$100.00	$108.42	$126.10	$71.70	$115.95	$127.77

Repurchase of Equity Securities by the Company

In April 2008, the Company's board of directors approved a stock repurchase program, which authorizes the Company to repurchase up to 3.0 million shares of the Company's common stock. During the year ended December 31, 2010, no shares were repurchased under the repurchase program. Since inception, we have repurchased a total of 750,000 shares under the program at a cost of $8.9 million. As of December 31, 2010, 2,250,000 shares were available for repurchase. The stock repurchase program will expire in April 2011. The following table provides information about the repurchase of our common stock during the quarter ended December 31, 2010:

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1- October 31	75,021	$8.52	--	2,250,000
November 1- November 30	912,382	$8.93	--	2,250,000
December 1- December 31	229,073	$10.23	--	2,250,000
Total	1,216,476	$9.15	--	2,250,000

(1) Shares purchased that were not part of our publicly announced repurchase program represent those shares surrendered to us by employees in order to satisfy stock-for-stock option exercises and/or withholding tax obligations related to stock-based compensation. These purchases do not reduce the number of shares that may yet be purchased under our publicly announced repurchase program.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is derived from our consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Consolidated Statement of Operations Data:	(in thousands, except per share data)				
Net revenues:					
Product	$ 107,441	$ 100,187	$ 131,073	$ 135,405	$ 56,515
Service	3,596	3,151	2,974	2,172	761
Total revenues	111,037	103,338	134,047	137,577	57,276
Cost of revenues:					
Cost of product	59,722	56,813	79,984	85,035	22,039
Cost of service	2,464	2,418	2,587	2,360	1,877
Total cost of revenues	62,186	59,231	82,571	87,395	23,916
Gross profit	48,851	44,107	51,476	50,182	33,360
Operating expenses:					
Product development	34,762	35,435	37,753	32,644	28,221
Sales and marketing	25,062	23,525	23,635	21,181	20,408
General and administrative	17,647	15,742	17,143	16,083	13,949
Restructuring charges	1,212	--	--	--	--
Total operating expenses	78,683	74,702	78,531	69,908	62,578
Operating loss	(29,832)	(30,595)	(27,055)	(19,726)	(29,218)
Interest and other income (expense), net	393	(28)	2,925	5,717	5,817
Interest expense on lease financing obligations	(1,572)	(1,668)	(1,404)	(1,211)	(1,379)
Loss before provision for income taxes	(31,011)	(32,291)	(25,534)	(15,220)	(24,780)
Income tax expense (benefit)	301	(257)	297	452	350
Net loss	$ (31,312)	$ (32,034)	$ (25,831)	$ (15,672)	$ (25,130)
Loss per share [1]:					
Basic	$ (0.76)	$ (0.79)	$ (0.64)	$ (0.39)	$ (0.64)
Diluted	$ (0.76)	$ (0.79)	$ (0.64)	$ (0.39)	$ (0.64)
Shares used in per share calculation [1]:					
Basic	41,365	40,724	40,636	39,891	39,487
Diluted	41,365	40,724	40,636	39,891	39,487
Cash dividends declared per common share	$ --	$ --	$ --	$ --	$ --
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 64,632	$ 80,116	$ 87,316	$ 107,190	$ 124,157
Working capital	77,259	96,357	108,811	126,711	129,521
Total assets	145,570	164,437	185,517	204,707	211,272
Total liabilities	51,581	48,539	52,946	51,496	57,609
Total stockholders' equity	93,989	115,898	132,571	153,211	153,663

[1] See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing basic net loss per share, and diluted net loss per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The following discussion contains predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties about our business. These statements may be identified by the use of words such as "we believe," "expect," "anticipate," "intend," "plan," "goal," "continues," "may" and similar expressions. In addition, forward-looking statements include statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Business" and "Risk Factors" sections. Therefore, our actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to review or update publicly any forward-looking statements for any reason.

EXECUTIVE OVERVIEW

Echelon Corporation was incorporated in California in February 1988 and reincorporated in Delaware in January 1989. We are based in San Jose, California, and maintain offices in eleven foreign countries throughout Europe and Asia. We develop, market, and sell energy control networking solutions, a critical element of incorporating action-oriented intelligence into the utility grid, buildings, streetlights, and other energy devices – all components of the evolving smart grid, which encompasses everything from the power plant to the plug. Echelon's products can be used to make the management of electricity over the smart grid cost effective, reliable, survivable and instantaneous. Our products enable everyday devices — such as air conditioners, appliances, electricity meters, light switches, thermostats, and valves — to be made smart and inter-connected. We offer our products and related services to OEMs and systems integrators in the building, industrial, transportation, utility/home, and other automation markets.

For the last several years, we have been investing heavily in the development of hardware and software products for use in the "smart grid." These hardware devices and associated software are used by electric utilities in their distribution and metering systems. To date, we have generated revenues of approximately $245.0 million from these investments. We refer to this revenue as Utility revenue. We also sell certain of our products to Enel and certain suppliers of Enel for use in Enel's Contatore Elettronico electricity meter management project in Italy. We refer to Echelon's revenue derived from sales to Enel and Enel's designated manufacturers as Enel Project revenue. We refer to all other revenue as Commercial revenue. We also provide a variety of technical training courses related to our products and the underlying technology. Some of our customers also rely on us to provide customer support on a per-incident or term contract basis.

Our financial performance during 2010 reflects modest improvement in revenues from both our Utility and Commercial products, which were partially offset by an anticipated decrease in Enel Project revenues. Overall, our net revenues increased by 7.5% over amounts generated in 2009. This led to a slight reduction in our net loss for the year. The following table provides an overview of key financial metrics for the years ended December 31, 2010 and 2009 that our management team focuses on in evaluating our financial condition and operating performance (in thousands, except per share amounts and percentages).

	2010	2009	$ Change	% Change
Net revenues	$ 111,037	$ 103,338	$ 7,699	7.5%
Gross margin	44.0%	42.7%	---	1.3 ppt
Operating expenses	$ 78,683	$ 74 ,702	$ 3,981	5.3%
Net loss	$ (31,312)	$ (32,034)	$ 722	2.3%
Cash, cash equivalents, and short-term investments	$ 64,632	$ 80,116	$ (15,484)	(19.3%)

- *Net revenues:* As noted above, our net revenues increased in both our Utility and Commercial product lines during 2010. As compared to 2009, net revenues from our Utility and Commercial product lines increased by 18.6% and 10.3%, respectively. However, we continue to believe that our revenue levels from these products have been adversely affected by the severe economic downturn that began in late 2008 and has continued since then. Utilities are the ultimate customer for our Utility products. We believe that utilities have limited their capital expenditures in response to reduced cash flow arising from the worldwide recession. In addition, in the United States we believe that utilities further delayed decisions pending the distribution of stimulus awards from the United States Department of Energy as well as regulatory obstacles they have faced in moving forward with their smart grid roll-outs. With respect to our Commercial product line, many of our customers produce products used in commercial or industrial buildings. The markets for these products were adversely affected by the recession. However, we have seen strength in energy saving markets such as demand response. The reduction in our Enel Project revenues during 2010 was primarily due to an anticipated decrease in the level of orders placed by Enel's meter manufacturers for metering kits under the 2006 development and supply agreement.

- *Gross margin:* Our gross margin improved by 1.3 percentage points in 2010 as compared to 2009. Excluding the impact of non-cash stock-based compensation charges, gross margins improved by 0.9%, from 44.3% in 2009 to 45.2% in 2010. The year-over-year improvement in gross margin was primarily due to the fact that we continued to experience higher gross margins in our Utility product line during 2010 as compared to 2009. Utility gross margin improvement was the direct result of both continued investments we have made in engineering to develop products that cost less to build, as well as work we have done with our third party contract electronic manufacturers to reduce their costs. In addition, higher overall revenue levels also contributed to the improved gross margins as indirect costs as a percentage of revenues decreased. Partially offsetting these improvements was the negative impact resulting from the mix of products sold in 2010 as compared to 2009.

- *Operating expenses:* Our operating expenses increased by 5.3% in 2010 as compared to 2009. Excluding the impact of restructuring costs and non-cash stock-compensation charges, operating expenses increased by 7.1%, from $62.0 million in 2009 to $66.4 million in 2010. Part of this increase in operating expenses was due to the restoration of full salaries in May 2010 for our U.S. based personnel. In May 2009, in light of worsening economic conditions, we implemented a structured salary reduction program in an effort to reduce our operating costs. Also contributing to the year-over-year increase were increased product development costs associated with new products for our Utility customers, increased commissions for our sales personnel, increased compensation for our interim and current Chief Executive Officers, increased fees paid to third party service providers, and charges associated with a restructuring program we commenced in December 2010. Partially offsetting these increases were payments of $4.5 million received from a third party that were used to reduce product development expenditures.

- *Net loss:* Our net loss decreased by $722,000 in 2010 as compared to 2009. The $722,000 decrease in our loss was directly attributable to the $7.7 million year-over-year increase in net revenues and improved gross margins, and was partially offset by increased operating expenses. Excluding the impact of restructuring costs of $1.2 million and non-cash stock-compensation charges of $12.3 million, our net loss remained relatively unchanged in 2010.

- *Cash, cash equivalents, and short-term investments:* During 2010, our cash, cash equivalent, and short-term investment balance decreased by 19.3%, from $80.1 million at December 31, 2009 to $64.6 million at December 31, 2010. This $15.5 million reduction was primarily the result of $9.2 million of cash used in operating activities, and to a lesser extent by cash used to pay taxes on behalf of our employees associated with equity compensation awards and principal payments on our lease financing obligations.

We believe that during 2011, we will continue to experience revenue growth in our Utility and Commercial product lines, as well as increased revenues from the Enel Project. This belief is dependent on many macro-economic factors, including continued market improvement for the products our Commercial customers sell that incorporate our technology, continued easing of world-wide credit markets our Utility customers rely on to fund their projects, and timely resolution of regulatory processes. Our management team remains focused on working to ensure that our company is properly positioned to capitalize on existing customer relationships, as well as new opportunities as they become available. For example, we continue to invest strategically in the development of new technologies and products to increase our share of the network infrastructure market, including technologies and products specifically aimed at the smart grid and other "green" initiatives. We also continue to enhance our sales and marketing efforts in a variety of ways, including hiring new employees to cover critical areas, adding to our existing base of third party value added resellers, and initiating new sales channel programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 1, "Significant Accounting Policies" of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our stock-based compensation, allowance for doubtful accounts, inventories, and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates relate to those policies that are most important to the presentation of our consolidated financial statements and require the most difficult, subjective, and complex judgments.

Revenue Recognition. Our revenues are derived from the sale and license of our products and to a lesser extent, from fees associated with training, technical support, and custom software design services offered to our customers. Product revenues consist of revenues from hardware sales and software licensing arrangements. Service revenues consist of product technical support (including software post-contract support services), training, and custom software development services.

We recognize revenue when persuasive evidence of an arrangement exists, delivery (and acceptance, as applicable) has occurred, the sales price is fixed or determinable, collectability is probable, and there are no post-delivery obligations. For non-distributor hardware sales, including sales to third party manufacturers, these criteria are generally met at the time of shipment. For sales made to our distributor partners, these criteria are generally met at the time the distributor sells the products through to its end-use customer. Service revenue is recognized as the training services are performed, or ratably over the term of the support period.

We account for the rights of return, price protection, rebates, and other sales incentives offered to distributors of our products as a reduction in revenue. With the exception of sales to distributors, the Company's customers are generally not entitled to return products for a refund. For sales to distributors, due to contractual rights of return and other factors that impact our ability to make a reasonable estimate of future returns and other sales incentives, revenues are not recognized until the distributor has shipped our products to the end customer.

In most instances involving large-scale deployments, our Utility products are sold as part of multiple element arrangements. These arrangements may require us to deliver our Utility products and services over an extended period of time. In October 2009, the FASB amended the accounting standards for multiple deliverable revenue arrangements to:

- provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
- require an entity to allocate revenue in an arrangement using its best estimated selling price ("BESP") of deliverables if a vendor does not have vendor-specific objective evidence ("VSOE") of selling price or third-party evidence ("TPE") of selling price; and
- eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to early adopt this accounting guidance January 1, 2010 on a prospective basis for applicable transactions originating or materially modified after December 31, 2009.

As noted above, our multiple deliverable revenue arrangements are primarily related to sales of Utility products, which may include, within a single arrangement, electricity meters and data concentrators (collectively, the "Hardware"); NES system software; Element Manager software; post-contract customer support ("PCS") for the NES system and Element Manager software; extended warranties for the Hardware; and, occasionally, specified enhancements or upgrades to software used in the NES system. For arrangements originating or materially modified after December 31, 2009, with the exception of the NES system software, each of these deliverables is considered a separate unit of accounting. The NES system software functions together with an electricity meter to deliver its essential functionality and any related software license fee is charged for on a per meter basis. Therefore, the NES system software and an electricity meter are combined and considered a single unit of accounting. The Element Manager software is not considered to be part of an electricity meter's essential functionality and, therefore, Element Manager software and any related PCS continues to be accounted for under industry specific software revenue recognition guidance. However, all other NES system deliverables are no longer within the scope of industry specific software revenue recognition guidance.

We allocate revenue to each element in a multiple-element arrangement based upon the element's relative selling price. We determine the selling price for each deliverable using VSOE of selling price or TPE of selling price, if it exists. If neither VSOE nor TPE of selling price exists for a deliverable, we use our BESP for that deliverable. Since the use of the residual method has been eliminated under the new accounting standards, any discounts we offer are allocated to each of the deliverables. Revenue allocated to each element is then recognized when the basic revenue recognition criteria is met for the respective element.

Consistent with our methodology under previous accounting guidance, if available, we determine VSOE of fair value for each element based on historical stand-alone sales to third parties or from the stated renewal rate for the elements contained in the initial contractual arrangement. We currently estimate the selling prices for our PCS and extended warranties based on VSOE of fair value.

In many instances, we are not currently able to obtain VSOE of fair value for all deliverables in an arrangement with multiple elements. This may be due to the fact that we infrequently sell each element separately or that we do not price products within a narrow range. When VSOE cannot be established, we attempt to estimate the selling price of each element based on TPE. TPE would consist of our competitor's prices for similar deliverables when sold separately. However, in general, our offerings contain significant differentiation from our competition such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine the stand-alone selling prices for similar products of our competitors. Therefore, we typically are not able to obtain TPE of selling price.

When we are unable to establish a selling price using VSOE or TPE, which is generally the case for the Hardware and certain specified enhancements or upgrades to our NES software, we use our BESP in determining the allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings.

We establish pricing for our products and services by considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and industry pricing practices. The determination of pricing also includes consultation with and formal approval by our management, taking into consideration our go-to-market strategy. These pricing practices apply to both our Hardware and software products.

Based on our analysis of pricing stated in contractual arrangements for our Hardware products in historical multiple-element transactions and, to a lesser extent, historical standalone transactions, we have concluded that we typically price our Hardware within a narrow range of discounts when compared to the price listed on our standard pricing grid for similar deliverables (i.e., similar configuration, volume, geography, etc.). Therefore, we have determined that, for our current Hardware for which VSOE or TPE is not available, our BESP is generally comprised of prices based on a narrow range of discounts from pricing stated in our pricing grid.

When establishing BESP for our specified software enhancements or upgrades, we consider multiple factors including, but not limited to, the relative value of the features and functionality being delivered by the enhancement or upgrade as compared to the value of the software product to which the enhancement or upgrade relates, as well as our pricing practices for NES system PCS packages, which may include rights to the specified enhancements or upgrades.

We regularly review VSOE and have established a review process for TPE and BESP. We maintain internal controls over the establishment and updates of these estimates. There were no material impacts during the year ended December 31, 2010 resulting from changes in VSOE, TPE, or BESP, nor do we expect a material impact from such changes in the near term.

Total net revenues as reported and unaudited pro forma total net revenues that would have been reported during the year ended December 31, 2010, if the transactions entered into or materially modified after December 31, 2009 were subject to previous accounting guidance, are shown in the following table (in thousands):

	As Reported	Pro Forma Basis as if the Previous Accounting Guidance Were in Effect
Total net revenues for the year ended December 31, 2010	$ 111,037	$ 107,965

The $3.1 million impact to total net revenues during the year ended December 31, 2010 resulting from the adoption of the new accounting guidance was to net product revenues, and related solely to sales of our Utility products. The impact was related primarily to the fact that, under the new accounting guidance, we recorded revenue on certain transactions for which the previous accounting guidance would have required deferral. Approximately $1.8 million of the $3.1 million impact was attributable to transactions involving multiple element arrangements where software upgrades had not yet been delivered as of December 31, 2010. Under the new accounting guidance, we determined the BESP for the software upgrades and deferred the relative selling price of these items. Under the previous accounting guidance, all revenue related to these transactions would have been deferred as we did not have VSOE of fair value for the undelivered items. The remaining $1.3 million of the $3.1 million impact was primarily attributable to transactions involving multiple element arrangements in which we shipped data concentrators to a customer but had not yet shipped all of the meters associated with that arrangement. As described below, since the meters and data concentrators were not shipped in proportion to the overall expected ratio for that arrangement, under the previous accounting guidance we would have been required to defer the revenue on the excess data concentrators until the corresponding meters were shipped in a future period. Under the new accounting guidance, however, we determined the BESP for both the data concentrators and the meters and recognized revenue for the relative value of each based on the quantity that were delivered to and accepted by our customers.

As it relates to the timing and pattern of revenue recognition for Utility product sales in the future, the new accounting guidance has had a significant effect on total net revenues for transactions entered into or materially modified after December 31, 2009, and we expect this trend to continue. This expectation is primarily due to the fact that we do not currently have VSOE of fair value for most of our Utility product offerings, which often resulted in deferral of revenue as discussed below. For Utility arrangements subject to the new revenue recognition guidance, revenue allocated to meters and data concentrators will be recognized as those units are delivered to and accepted by our customers, while revenue allocated to PCS and extended warranties will be recognized ratably over the service period.

For multiple element arrangements that were entered into prior to January 1, 2010 and that include NES system and/or Element Manager software, we defer the recognition of all revenue until all software required under the arrangement has been delivered to the customer. Once the software has been delivered, we recognize revenues for the Hardware and software royalties upon customer acceptance of the Hardware based on a constant ratio of meters to data concentrators, which is determined on a contract-by-contract basis. To the extent actual deliveries of either meters or data concentrators is disproportionate to the expected overall ratio for any given arrangement, revenue for the excess meters or data concentrators is deferred until such time as additional deliveries of meters or data concentrators has occurred. Revenues for PCS on the NES system and Element Manager software, as well as for extended warranties on Utility Hardware products, are recognized ratably over the associated service period, which generally commences upon the latter of the delivery of all software, or the customer's acceptance of any given Hardware shipment.

As of December 31, 2010 and December 31, 2009, approximately $3.7 million and $5.2 million, respectively, of our Utility product revenue was deferred. Of the $3.7 million of deferred revenue at December 31, 2010, approximately $1.5 million of it relates to revenue that will be accounted for under previous revenue recognition guidance while the remaining $2.2 million relates to revenue that will be accounted for under the new revenue recognition guidance.

Stock-Based Compensation. Under generally accepted accounting principles in the United States, stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense ratably over the requisite service period, which is the vesting period.

We currently use the Black-Scholes-Merton ("BSM") option-pricing model to estimate the fair value of stock options and stock appreciation rights ("SARs"). The estimation of fair value of share-based payment awards on the date of grant using the BSM option-pricing model is affected by the fair market value of our stock on the date of grant, as well as a number of highly complex and subjective variables. These variables include the expected term of the option, the expected volatility of our stock price over the expected term of the option, risk-free interest rates, and expected dividends.

For options SARs granted prior to January 1, 2008, the expected term was calculated using the simplified method as permitted under the Securities and Exchange Commission Staff Accounting Bulletin No. 107. Under the simplified method, the expected term was calculated by taking the average of the vesting term and the contractual term of the option. For options and SARs granted subsequent to December 31, 2007, the expected term has been estimated by applying a Monte Carlo simulation model that incorporates Echelon's historical data on post-vest exercise activity and employee termination behavior. The expected volatility is based on both the historical volatility of the our common stock over the most recent period commensurate with the expected life of the option as well as on implied volatility calculated from the market traded options on our company's stock. We base the risk-free interest rate that we use in the BSM option-pricing model on U.S. Treasury issues in effect at the time of equity compensation grant that have remaining terms similar to the expected term of the option. We have never paid cash dividends on our common stock, and do not anticipate paying cash dividends in the foreseeable future. Therefore, we use an expected dividend yield of zero in the BSM option-pricing model.

Current accounting rules also require us to record compensation expense for stock-based compensation net of estimated forfeitures, and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized using the accelerated multiple option method over their requisite service period, which is generally the vesting period.

Certain of the stock-based compensation awards we issue vest upon the achievement of specific financial-based performance requirements. We are required to estimate whether or not it is probable that these financial-based performance requirements will be met, and, in some cases, when they will be met. These estimates of future financial performance are based on the best information available at the time of grant, and each quarterly period thereafter until the awards are either earned or forfeited. During the year ended December 31, 2009, our management concluded that it was unlikely that the financial performance requirements for certain of these awards would be met, and accordingly, we reversed previously recognized compensation expense of $731,000 associated with these awards. Any changes we make to our estimates of future financial performance could have a material impact on the amount and timing of compensation expense associated with these awards.

There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the estimated fair value of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods, and assumptions. The BSM option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or hedging restrictions and that are fully transferable, characteristics that are not present in our equity compensation grants.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, or if we decide to use a different option-pricing model, stock-based compensation expense in those future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results.

Allowance for Doubtful Accounts. We typically sell our products and services to customers with net 30-day payment terms. In certain instances, payment terms may extend to as much as approximately net 90 days. For a customer whose credit worthiness does not meet our minimum criteria, we may require partial or full payment prior to shipment. Alternatively, customers may be required to provide us with an irrevocable letter of credit prior to shipment.

We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. These determinations are made based on several sources of information, including, but not limited to, a specific customer's payment history, recent discussions we have had with the customer, updated financial information for the customer, and publicly available news related to that customer. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment, the credit worthiness of our overall customer base, changes in our customers' payment patterns, and our historical experience. If the financial condition of our customers were to deteriorate, or if general economic conditions worsen, additional allowances may be required in the future, which could materially impact our results of operations and financial condition. Our allowance for doubtful accounts was $361,000 as of December 31, 2010, and $350,000 as of December 31, 2009.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. In general, the evaluation for excess quantities includes analyses of historical sales levels by product and projections of future demand. Inventories on hand in excess of one year's forecasted demand are generally deemed to be excess.

In performing the excess inventory analysis, management considers factors that are unique to each of our Utility and Commercial product lines. For our Utility products, the analysis requires us to consider that Utility customers procure specific meter types that meet their requirements. In other words, any given customer may require a meter that is "custom" to their specifications. Accordingly, management must make significant judgments not only as to which customers will buy how many meters (and associated data concentrators), but also which meter type(s) each customer will buy. In making these judgments, management uses the best sales forecast information available at the time. However, because future sales volumes for any given customer opportunity have the potential to vary significantly, actual results could be materially different from original estimates. This could increase our exposure to excess inventory for which we would need to record a reserve, thereby resulting in a potentially material negative impact to our operating results.

For most of our Commercial products, our customers generally buy from a portfolio of "off-the-shelf" or standard products. In addition, whereas for our Utility customers our revenues are attributable to a relatively few customers buying substantial quantities of any given product, our Commercial revenues are composed of a larger volume of smaller dollar transactions. Accordingly, while any single Commercial customer's demand for a given product may fluctuate from quarter to quarter, the fact that there are so many Commercial customers buying a standard product tends to average out increases or decreases in any individual customer's demand. This has historically resulted in a relatively stable future demand forecast for our Commercial products, which, absent outside forces such as worsening general economic conditions, management evaluates in determining its requirement for an excess inventory reserve.

In addition to providing a reserve for excess inventories, we do not value inventories that we consider obsolete. We consider a product to be obsolete when one of several factors exists. These factors include, but are not limited to, our decision to discontinue selling an existing product, the product has been re-designed and we are unable to rework our existing inventory to update it to the new version, or our competitors introduce new products that make our products obsolete.

We adjust remaining inventory balances to approximate the lower of our cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Warranty Reserves. We evaluate our reserve for warranty costs based on a combination of factors. In circumstances where we are aware of a specific warranty related problem, for example a product recall, we reserve an estimate of the total out-of-pocket costs we expect to incur to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. When evaluating the need for any additional reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical warranty-related return rates, historical costs of repair, and knowledge of new products introduced. If any of these factors were to change materially in the future, we may be required to increase our warranty reserve, which could have a material negative impact on our results of operations and our financial condition. Our reserve for warranty costs was $904,000 as of December 31, 2010, and $1.0 million as of December 31, 2009.

RESULTS OF OPERATIONS

The following table reflects the percentage of total revenues represented by each item in our Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,		
	2010	2009	2008
Revenues:			
Product	96.8%	97.0%	97.8%
Service	3.2	3.0	2.2
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Cost of product	53.8	55.0	59.7
Cost of service	2.2	2.3	1.9
Total cost of revenues	56.0	57.3	61.6
Gross profit	44.0	42.7	38.4
Operating expenses:			
Product development	31.3	34.3	28.2
Sales and marketing	22.6	22.8	17.6
General and administrative	15.9	15.2	12.8
Restructuring charges	1.1	---	---
Total operating expenses	70.9	72.3	58.6
Loss from operations	(26.9)	(29.6)	(20.2)
Interest and other income, net	0.4	---	2.2
Interest expense on lease financing obligations	(1.4)	(1.6)	(1.1)
Loss before provision for income taxes	(27.9)	(31.2)	(19.1)
Income tax expense (benefit)	0.3	(0.2)	0.2
Net loss	(28.2)%	(31.0)%	(19.3)%

Revenues

Total revenues

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Total revenues	$111,037	$103,338	$134,047	$7,699	($30,709)	7.5%	(22.9%)

The $7.7 million increase in total revenues in 2010 as compared to 2009 was primarily attributable to a $9.0 million increase in Utility revenues and a $4.6 million increase in Commercial revenues, partially offset by a $5.9 million decrease in Enel Project revenues. The $30.7 million decrease in total revenues in 2009 as compared to 2008 was primarily attributable to an $18.8 million decrease in Utility revenues, a $9.5 million decrease in Commercial revenues, and a $2.4 million decrease in Enel Project revenues.

Utility revenues

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Utility Revenues	$57,257	$48,271	$67,118	$8,986	($18,847)	18.6%	(28.1%)

During 2010, 2009, and 2008, our Utility revenues were derived primarily from a relatively small number of customers who have undertaken large-scale deployments of our NES system products. These deployments generally come to fruition after an extended and complex sales process, and each is relatively substantial in terms of its revenue potential. They vary significantly from one another in terms of, among other things, the overall size of the deployment, the duration of time over which the products will be sold, the mix of products being sold, the timing of delivery of those products, and the ability to modify the timing or size of those projects. This relative uniqueness among each deployment results in significant variability and unpredictability in our Utility revenues.

The $9.0 million increase in Utility revenues during 2010 as compared to 2009 was due to an overall increase in the level of large-scale deployments of our NES system products. In particular, the increase was primarily attributable to increased shipments of our NES products for projects in Russia and Denmark. In addition, as discussed more fully in the section titled "Critical Accounting Policies and Estimates" earlier in this section, due to our January 1, 2010 adoption of new accounting guidance for multiple element arrangements our Utility revenues during 2010 were approximately $3.1 million higher than they would have been if we had applied the revenue recognition standards in effect during the prior year.

During 2009, our Utility revenues decreased by approximately 28.1% as compared to 2008. We believe this reduction was due, at least in part, to the sudden and severe worldwide economic slowdown that began in late 2008 and continued through 2009. As a result of the recession, utilities experienced reduced cash flows, which we believe caused them to limit their capital expenditures. In addition, the economic downturn has had a particularly detrimental effect on the credit markets, both in the United States and abroad, which play a key role in a utility's decision to move forward with a large-scale deployment, as such efforts frequently require the utility to secure financing for the project. We also believe that the American Recovery and Reinvestment Act of 2009, which was enacted in early 2009, caused many U.S. utilities to postpone their plans to move forward with their large-scale smart grid deployments. This was due to the fact that, once the stimulus program was announced, utilities throughout the United States applied for stimulus funds in order to offset a portion of their project's expected costs.

Our ability to recognize revenue on shipments of our Utility products depends on several factors, including, but not limited to, the impact on delivery dates of any modifications to existing shipment schedules included in the contracts that have been awarded to us thus far, and certain contractual provisions, such as customer acceptance. In addition, the complex revenue recognition rules relating to products such as our NES System may require us to defer some or all of the revenue associated with shipments of these products until certain conditions are met in a future period.

Our Utility revenues have historically been concentrated with a relatively few customers. During the years ended December 31, 2010, 2009, and 2008, approximately 86.4%, 85.4%, and 93.1%, respectively, of our Utility revenues were attributable to five customers. While our Utility customers will change over time, given the nature of the Utility market, we expect our future Utility revenues will continue to be concentrated among a limited number of customers.

During the third quarter of 2010, we announced the Echelon Control System (ECoS), a new open software platform for intelligent distributed control of the smart grid. ECoS will run throughout the edge of the grid on a new Echelon product, the Edge Control Node (ECN) 7000 series of open and extensible hardware solutions. We also announced that Duke Energy will be the first customer for ECoS and the ECN. While both ECoS and the ECN currently remain under development, we expect to begin shipping final versions of the new products during the latter part of 2011, at which point revenues associated with the new products will commence.

We currently expect that our 2011 NES system revenues will increase over 2010 levels, in large part due to our expectation that world-wide macro-economic conditions and associated credit markets, which were severely impacted by the world-wide recession that began in late 2008 and continued through 2009 and much of 2010, will continue to improve.

Commercial revenues

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Commercial Revenues	$49,135	$44,549	$54,040	$4,586	($9,491)	10.3%	(17.6%)

Our Commercial revenues are primarily comprised of sales of our hardware products, and to a lesser extent, revenues we generate from sales of our software products and from our customer support and training offerings.

The $4.6 million increase in Commercial revenues in 2010 as compared to 2009 was primarily due to an 18% increase in revenues in the Americas region, and to a lesser extent, from more modest increases in revenues from both the APJ and EMEA regions of 9% and 4%, respectively. We believe these increases were due in large part to improving macro-economic conditions in the Americas and EMEA regions, both of which were severely impacted by the economic slowdown that began in late 2008 and continued through 2009. Within the Commercial family of products, the year-over-year increase was driven primarily from increases in our control and connectivity as well as SmartServer products.

The $9.5 million decrease in Commercial revenues in 2009 as compared to 2008 was primarily due to significant decreases in revenues in the EMEA and Americas regions. During 2009, the recession was particularly hard on many of our Commercial customers, including those in the utility, building automation, industrial automation, and transportation markets. Partially offsetting these decreases was a slight increase in sales in the APJ region. Within the Commercial family of products, the year-over-year decrease was primarily attributable to a decrease in our control and connectivity products, in particular our power line transceiver and control module products, which are used extensively by customers in the negatively impacted markets listed above.

Our future Commercial revenues will also be subject to further fluctuations in the exchange rates between the United States dollar and the foreign currencies in which we sell our Commercial products and services. In general, if the dollar were to weaken against these currencies, our revenues from those foreign currency sales, when translated into United States dollars, would increase. Conversely, if the dollar were to strengthen against these currencies, our revenues from those foreign currency sales, when translated into United States dollars, would decrease. The extent of this exchange rate fluctuation increase or decrease will depend on the amount of sales conducted in these currencies and the magnitude of the exchange rate fluctuation from year to year. The portion of our Commercial revenues conducted in currencies other than the United States dollar, principally the Japanese Yen, was about 7.3% in 2010, 6.9% in 2009, and 5.9% in 2008. To date, we have not hedged any of these foreign currency risks. We do not currently expect that, during 2011, the amount of our Commercial revenues conducted in these foreign currencies will fluctuate significantly from prior year levels. Given the historical and expected future level of sales made in foreign currencies, we do not currently plan to hedge against these currency rate fluctuations. However, if the portion of our revenues conducted in foreign currencies were to grow significantly, we would re-evaluate these exposures and, if necessary, enter into hedging arrangements to help minimize these risks.

We currently expect our 2011 Commercial revenues will continue to increase over amounts generated in 2010, due primarily to our expectation of ongoing improvements in world-wide macro-economic conditions.

Enel Project revenues

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Enel Project Revenues	$4,645	$10,518	$12,889	($5,873)	($2,371)	(55.8%)	(18.4%)

In October 2006, we entered into two agreements with Enel, a development and supply agreement and a software enhancement agreement. Under the development and supply agreement, Enel is purchasing additional metering kit and data concentrator products from us. Under the software enhancement agreement, we are providing software enhancements to Enel for use in its Contatore Elettronico system. The $4.6 million, $10.5 million, and $12.9 million of Enel project revenue recognized during 2010, 2009, and 2008, respectively, related primarily to shipments under the development and supply agreement, and to a lesser extent from revenues attributable to the software enhancement agreement. Both the development and supply agreement and the software enhancement agreements expire in December 2011, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances. We currently expect that revenues from the Enel project during 2011 will be moderately higher than those generated in 2010 as we expect Enel to order higher quantities of metering kit products in 2011.

We sell our products to Enel and its designated manufacturers in United States dollars. Therefore, the associated revenues are not subject to foreign currency risks.

Gross Profit and Gross Margin

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Gross Profit	$48,851	$44,107	$51,476	$4,744	($7,369)	10.8%	(14.3%)
Gross Margin	44.0%	42.7%	38.4%	—	—	1.3	4.3

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold for product revenues includes direct costs associated with the purchase of components, subassemblies, and finished goods, as well as indirect costs such as allocated labor and overhead; costs associated with the packaging, preparation, and shipment of products; and charges related to warranty and excess and obsolete inventory reserves. Cost of goods sold for service revenues consists of employee-related costs such as salaries and fringe benefits as well as other direct and indirect costs incurred in providing training, customer support, and custom software development services. Gross margin is equal to gross profit divided by revenues.

2010 gross margins of 44.0% improved by 1.3 percentage points as compared to those generated in 2009. This improvement was primarily due to improved gross margins in our Utility product line, which resulted from a higher percentage of our Utility revenues being generated from sales of the more recent and cost reduced versions of our Utility products. In addition, as a percentage of 2010 revenues, indirect costs were down 0.9 percentage points as compared to 2009, which was due in part to higher overall revenues. Partially offsetting these improvements was the impact on gross margins resulting from the mix of revenues reported. During 2010, approximately 51.6% of our revenues were attributable to sales of our Utility products and services, 44.3% of our revenues were attributable to sales of our Commercial products and services, and the remaining 4.1% were attributable to the Enel project. During 2009, approximately 46.7% of our revenues were attributable to sales of our Utility products and services, 43.1% of our revenues were attributable to sales of our Commercial products and services, and the remaining 10.2% were attributable to the Enel project. In general, gross margins generated from sales of our Utility products are lower than those generated from both sales of our Commercial products and services as well as sales made under the Enel Project. As a result, when Utility revenues are higher as a percentage of overall revenues, as they were during 2010, overall gross margins will be negatively impacted. Conversely, when Utility revenues comprise a lower percentage of overall revenues, overall gross margins will be favorably impacted.

2009 gross margins of 42.7% improved by 4.3 percentage points as compared to those generated in 2008. This improvement was primarily due to the mix of revenues reported. As noted above, during 2009, approximately 46.7% of our revenues were attributable to sales of our Utility products and services, 43.1% of our revenues were attributable to sales of our Commercial products and services, and the remaining 10.2% were attributable to the Enel project. During 2008, approximately 50.1% of our revenues were attributable to sales of our Utility products and services, 40.3% of our revenues were attributable to sales of our Commercial products and services, and the remaining 9.6% were attributable to the Enel project. As such, the lower proportion of lower margin Utility sales in 2009 as compared to 2008 caused 2009 margins to increase. Also contributing to the year-over-year fluctuations in gross margins was the impact of improved gross margins in our Utility product line. As a percentage of 2009 revenues, indirect costs were relatively unchanged from those recorded in 2008.

Our future gross margins will continue to be affected by several factors, including, but not limited to: overall revenue levels, changes in the mix of products sold, periodic charges related to excess and obsolete inventories, warranty expenses, introductions of cost reduced versions of our Utility and Commercial products, changes in the average selling prices of the products we sell, purchase price variances, and fluctuations in the level of indirect overhead spending that is capitalized in inventory. In addition, the impact of foreign exchange rate fluctuations and labor rates may affect our gross margins in the future. We currently outsource the manufacturing of most of our products requiring assembly to CEMs located primarily in China. To the extent labor rates were to rise, or to the extent the dollar were to weaken against the Chinese currency, or other currencies used by our CEMs, our costs for the products they manufacture could rise, which would negatively affect our gross margins. Lastly, many of our products, particularly our Utility products, contain significant amounts of certain commodities, such as copper, silver, and cobalt. Prices for these commodities have been volatile, which in turn have caused fluctuations in the prices we pay for the products in which they are incorporated.

Operating Expenses

Product development

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Product Development	$34,762	$35,435	$37,753	($673)	($2,318)	(1.9%)	(6.1%)

Product development expenses consist primarily of payroll and related expenses for development personnel, facility costs, equipment and supplies, fees paid to third party service providers, depreciation and amortization, and other costs associated with the development of new technologies and products.

The $673,000 decrease in product development expenses during 2010 as compared to 2009 was primarily due to the fact that product development expenses of $4.5 million during 2010 were offset by "contractually guaranteed payments" (as such term is defined by generally accepted accounting principles) by a third party (also discussed in Note 1(n) – Accrued Liabilities in the accompanying consolidated financial statements included in Part IV of this report). Excluding the impact of the $4.5 million in offsetting project payments, our product development expenses increased $3.8 million during 2010. This increase was primarily due to the incremental expenses we incurred associated with this project. We currently anticipate this arrangement will continue into 2011, although we expect the amount of the third party customer funding we use to reduce our product development expenses will decrease from $4.5 million in 2010 to $1.5 million in 2011. During this time, we expect our product development expenses will fluctuate from quarter to quarter. These fluctuations will be driven by both the amount of contractually guaranteed payments earned by us during the respective quarter, since the payments are used to offset current period product development expenses incurred, and any incremental expenses associated with this project that we incur in the respective period. Therefore, while the arrangement is in effect, our future quarterly product development expenses could be higher or lower than levels reported for the corresponding periods in 2010.

Another factor contributing to the 2010 decrease in product development expenses as compared to 2009 was a reduction in non-cash equity compensation charges, which decreased by $1.5 million between the two periods. This reduction was due primarily to the equity awards issued in conjunction with our 2008 employee stock option exchange program. Many of these awards, which were granted in December 2008, vested in full during 2009. As such, the grant date fair value associated with these awards was fully expensed during 2009.

The $2.3 million decrease in product development expenses during 2009 as compared to 2008 was primarily due to a $649,000 decrease in compensation expenses for our product development personnel, which was primarily the result of a structured salary reduction program we implemented in May 2009 for our U.S. based personnel, as well as a reduction of $381,000 in equity compensation expense. Also contributing to the year-over-year decrease were reductions in equipment and supplies used in the development process in the amount of $541,000, lower facility costs of $439,000 resulting primarily from the June 2008 amendments to the lease agreements for our San Jose, California headquarters facility, reduced fees paid to third party service providers of $215,000, and other miscellaneous spending reductions of $93,000.

In April 2010, we announced that our Board of Directors had approved a restoration of salary for all of our employees who had been affected by the structured salary reduction we implemented in 2009. The salary restoration took effect on May 1, 2010, and as a result, compensation expense for product development personnel would be expected to increase for the full year 2011. However, in December 2010, we initiated a restructuring program which is expected to reduce our product development headcount by approximately 10% in 2011. When coupled with the reduction in offsetting third party payments as discussed above, we expect our overall product development expenses will increase slightly in 2011 as compared to 2010.

Sales and marketing

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Sales and Marketing	$25,062	$23,525	$23,635	$1,537	($110)	6.5%	(0.5%)

Sales and marketing expenses consist primarily of payroll, commissions, and related expenses for sales and marketing personnel, travel and entertainment, facilities costs, advertising and product promotion, and other costs associated with our sales and marketing activities.

The $1.5 million increase in sales and marketing expenses in 2010 as compared to 2009 was primarily due to a $584,000 increase in compensation expenses, which was driven by a $1.1 million increase in commission expenses partially offset by a $482,000 reduction in non-cash equity compensation charges. Also contributing to year-over-year increase was a $396,000 increase in travel and entertainment expenses, a $323,000 increase in marketing expenses, and $234,000 of other miscellaneous spending increases. Partially offsetting the year-over-year increase was approximately $24,000 of favorable foreign currency exchange rate fluctuations between the United States dollar and the local currencies in several of the foreign countries in which we operate, including the Euro, the British Pound Sterling, and the Japanese Yen. Excluding the impact of these exchange rate fluctuations, sales and marketing expenses increased by approximately 6.6% between the two years.

The $110,000 decrease in sales and marketing expenses in 2009 as compared to 2008 was primarily due to $431,000 reduction in advertising and product promotion costs, a $233,000 reduction in facility costs resulting primarily from the June 2008 amendments to the lease agreements for our San Jose, California headquarters facility, a $229,000 reduction in travel and entertainment expenses, a $158,000 reduction in fees paid to third party service providers, and other miscellaneous spending reductions of $177,000, partially offset by a $1.1 million increase in compensation and other employee related expenses, including a $435,000 increase in stock-based compensation expenses. Also contributing to the year-over-year decrease was approximately $289,000 of favorable foreign currency exchange rate fluctuations between the United States dollar and the local currencies in several of the foreign countries in which we operate, including the Euro, the British Pound Sterling, and the Japanese Yen. Excluding the impact of these exchange rate fluctuations, sales and marketing expenses increased by approximately 0.7% between the two years.

Our sales personnel were not affected by the structured salary reduction program we implemented in May 2009, although our U.S. based marketing personnel were. Therefore, our full year 2011 compensation costs for our marketing personnel will increase due to the May 2010 salary restoration discussed above. We also intend to invest more heavily in our sales and marketing efforts during 2011, including the hiring of additional personnel in our sales and marketing organization. This will also likely increase our sales and marketing expenses over historical levels.

In addition, our future sales and marketing expenses will continue to be affected by fluctuations in exchange rates between the U.S. dollar and the foreign currencies where we operate. If the United States dollar were to weaken against these currencies, our sales and marketing expenses could increase. Conversely, if the dollar were to strengthen against these currencies, it would have a favorable impact on our sales and marketing expenses.

General and administrative

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
General and Administrative	$17,647	$15,742	$17,143	$1,905	($1,401)	12.1%	(8.2%)

General and administrative expenses consist primarily of payroll and related expenses for executive, accounting, and administrative personnel, professional fees for legal and accounting services rendered to our company, facility costs, insurance, and other general corporate expenses.

The $1.9 million increase in general and administrative expenses in 2010 as compared to 2009 was primarily due to a $1.2 million increase in compensation and other employee related expenses, which was driven by a $592,000 increase in salaries primarily related to compensation for our interim and current Chief Executive Officers and to a lesser extent from the May 2010 salary restoration discussed above, a $293,000 increase in non-cash equity compensation expenses, a $141,000 increase in bonuses, and miscellaneous other compensation and benefit expense increases of $208,000. Also contributing to the year-over-year increase was a $513,000 increase in fees paid to third party service providers and other miscellaneous spending increases of $145,000.

The $1.4 million decrease in general and administrative expenses in 2009 as compared to 2008 was primarily due to a $691,000 reduction in expenses related to our independent accountants and other third party service providers, a $467,000 reduction in facility costs resulting primarily from the June 2008 amendments to the lease agreements for our San Jose, California headquarters facility, a $221,000 reduction in travel and entertainment expenses, and a $151,000 reduction in compensation and other employee related expenses, partially offset by miscellaneous other spending increases of $129,000.

We currently expect our 2011 general and administrative expenses will increase slightly over 2010 levels.

Restructuring Charges

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Restructuring charges	$1,212	$ ---	$ ---	$1,212	$ ---	N/A	N/A

In December 2010, in order to adjust our operating cost structure to more closely align with our 2011 operating plan, we initiated a restructuring program consisting of a headcount reduction of 31 full-time employees worldwide. Of the 31 employees affected, 15 were in product development, 7 were in sales and marketing, 5 were in operations, and 4 were in general and administrative. In connection with this restructuring plan, in the fourth quarter of 2010, we recorded restructuring charges of approximately $1.2 million related to termination benefits for these personnel.

Accrued restructuring charges of approximately $1.2 million as of December 31, 2010 are reflected in accrued liabilities on our Consolidated Balance Sheets. We expect to pay these accrued termination benefits through the first two quarter of 2011. We do not currently expect to incur any additional material restructuring charges during 2011.

Interest and Other Income (Expense), Net

	Year Ended December 31,			2010 over 2009	2009 over 2008	2010 over 2009	2009 over 2008
(Dollars in thousands)	2010	2009	2008	$ Change	$ Change	% Change	% Change
Interest and Other Income (Expense), Net	$393	($28)	$2,925	$421	($2,953)	1,503.6%	(101.0%)

Interest and other income (expense), net primarily reflects interest earned by our company on cash and short-term investment balances as well as foreign exchange translation gains and losses related to short-term intercompany balances.

During 2010, interest and other income (expense), net increased by approximately $421,000 as compared to 2009. This increase was primarily due to a $682,000 increase in foreign currency translation gains, which was partially offset by a $233,000 decrease in interest income. The increase in foreign currency translation gains is due to our foreign currency denominated short-term intercompany balances. We account for translation gains and losses associated with these balances by reflecting these amounts as either other income or loss in our consolidated statements of operations. During periods when the U.S. dollar strengthens in value against these foreign currencies, as it did during 2010, the associated translation gains favorably impact other income. Conversely, when the U.S. dollar weakens, the resulting translation losses negatively impact other income. The reduction in interest income is primarily the result of a reduction in our average invested cash balance between the periods coupled with reductions in the weighted average yield on our investment portfolio.

During 2009, interest and other income (expense), net decreased by approximately $3.0 million as compared to 2008. This decrease was primarily due to a $1.9 million decrease in interest income, and to a lesser extent, by a $1.0 million increase in foreign currency translation losses on our short-term intercompany balances. As was the case in 2010, the reduction in interest income was primarily the result of a reduction in our average invested cash balance between the periods coupled with reductions in the weighted average yield on our investment portfolio.

We do not currently anticipate interest income on our investment portfolio will improve during 2011 as we expect interest rates to remain historically low. Future gains or losses associated with translating our foreign currency denominated short-term intercompany balances will depend on exchange rates in effect at the time of translation.

Interest Expense on Lease Financing Obligations

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008	2010 over 2009 $ Change	2009 over 2008 $ Change	2010 over 2009 % Change	2009 over 2008 % Change
Interest Expense on Lease Financing Obligations	$1,572	$1,668	$1,404	($96)	$264	(5.8%)	18.8%

In December 1999 and October 2000, we entered into two separate lease agreements with a local real estate developer for the two buildings we currently occupy at our San Jose headquarters site. As discussed in Note 3 of Notes to Consolidated Financial Statements in Item 15 of this Report, we are considered the "deemed owner" of the two buildings for accounting purposes only.

Accordingly, we have recorded as an asset on our balance sheet the costs paid by our lessor to construct our headquarters facility, along with a corresponding financing liability for an amount equal to these lessor paid construction costs. The monthly rent payments we make to our lessor under our lease agreements are recorded in our financial statements partially as land lease expense and partially as principal and interest on the financing liability. "Interest expense on lease financing obligations" reflects the portion of our monthly lease payments that is allocated to interest expense.

In June 2008, the building leases were amended resulting in an extension of the lease term for both buildings through March 2020. The extended leases require minimum lease payments through March 2020 totaling approximately $48.9 million. As a result of the lease extension, our company increased the carrying amount of its lease financing obligations by approximately $12.5 million to approximately $27.6 million (an amount equal to the present value of the revised lease payments at the date of the lease extension). This had the effect of increasing the amount of our monthly payment attributable to interest expense. As with any amortizing fixed rate loan, payments made earlier in the term of the loan are comprised primarily of interest expense with little being allocated to principal repayment. Payments made later in the term of the loan, however, have an increasing proportion of principal repayment, with less being attributable to interest expense. Accordingly, we currently expect a higher proportion of the payments we make in 2011 will be allocated to principal repayment and less will be allocated to interest expense.

Income Tax Expense (Benefit)

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008	2010 over 2009 $ Change	2009 over 2008 $ Change	2010 over 2009 % Change	2009 over 2008 % Change
Income Tax Expense (Benefit)	$301	($257)	$297	$558	($554)	217.1%	(186.5%)

The provision for income taxes for 2010, 2009, and 2008 includes a provision for state and foreign taxes based on our annual estimated effective tax rate for the year. The difference between the statutory rate and our effective tax rate is primarily due to the impact of foreign taxes and our valuation allowance on our deferred tax assets. Income tax expense of $301,000 in 2010, income tax benefit of $257,000 in 2009, and income tax expense of $297,000 in 2008, consists primarily of taxes related to profitable foreign subsidiaries and various state minimum taxes. In 2009, the taxes for profitable foreign subsidiaries were more than offset by U.S. federal tax refunds we were able to apply for as a result of federal tax legislation that was passed during the year.

OFF-BALANCE-SHEET ARRANGEMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Off-Balance-Sheet Arrangements. We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose our company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Lease Commitments. In December 1999, we entered into a lease agreement with a real estate developer for our existing corporate headquarters in San Jose, California. In October 2000, we entered into a second lease agreement with the same real estate developer for an additional building at our headquarters site. These leases were scheduled to expire in 2011 and 2013, respectively.

In June 2008, the building leases were amended resulting in an extension of the lease term for both buildings through March 2020. The extended leases require minimum lease payments through March 2020 totaling approximately $48.9 million. Both leases permit us to exercise an option to extend the respective lease for two sequential five-year terms. In addition, the amended leases eliminated our requirement to provide the landlord with security deposits totaling $6.2 million, which we had previously satisfied through the issuance of standby letters of credit ("LOCs").

In addition, we lease facilities under operating leases for our sales, marketing, and product development personnel located elsewhere within the United States and in eleven foreign countries throughout Europe and Asia, including a land lease for accounting purposes associated with our corporate headquarters facilities (see Notes as referenced above). These operating leases expire on various dates through 2020, and in some instances are cancelable with advance notice. Lastly, we also lease certain equipment and, for some of our sales personnel, automobiles. These operating leases are generally less than five years in duration.

Purchase Commitments. We utilize several contract manufacturers who manufacture and test our products requiring assembly. These contract manufacturers acquire components and build product based on demand information supplied by us in the form of purchase orders and demand forecasts. These purchase orders and demand forecasts generally cover periods up to twelve months, and in rare cases, up to eighteen months. We also obtain individual components for our products from a wide variety of individual suppliers. We generally acquire these components through the issuance of purchase orders, and in some cases through demand forecasts, both of which cover periods up to twelve months.

We also utilize purchase orders when procuring capital equipment, supplies, and services necessary for our day-to-day operations. These purchase orders generally cover periods ranging up to twelve months, but in some instances cover a longer duration.

Indemnifications. In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant. However, we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that would enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

Royalties. We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a U.S. dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded as cost of products revenue in our consolidated statements of income, was approximately $616,000 during 2010, $450,000 during 2009, and $513,000 during 2008.

We will continue to be obligated for royalty payments in the future associated with the shipment and licensing of certain of our products. While we are currently unable to estimate the maximum amount of these future royalties, such amounts will continue to be dependent on the number of units shipped or the amount of revenue generated from these products.

Taxes. We conduct our operations in many tax jurisdictions throughout the world. In many of these jurisdictions, non-income based taxes such as property taxes, sales and use taxes, and value-added taxes are assessed on Echelon's operations in that particular location. While we strive to ensure compliance with these various non-income based tax filing requirements, there have been instances where potential non-compliance exposures have been identified. In accordance with generally accepted accounting principles, we make a provision for these exposures when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. To date, such provisions have been immaterial, and we believe that, as of December 31, 2010, we have adequately provided for such contingencies. However, it is possible that our results of operations, cash flows, and financial position could be harmed if one or more non-compliance tax exposures are asserted by any of the jurisdictions where we conduct our operations.

Legal Actions. In April 2009, the Company received notice that the receiver for two companies that filed for the Italian law equivalent of bankruptcy protection in May 2004, Finmek Manufacturing SpA and Finmek Access SpA (collectively, the "Finmek Companies"), had filed a lawsuit under an Italian "claw back" law in Padua, Italy against Echelon, seeking the return of approximately $16.7 million in payments received by Echelon in the ordinary course of business for components we sold to the Finmek Companies prior to the bankruptcy filing. The Finmek Companies were among Enel's third party meters manufacturers, and from time to time through January 2004, we sold components to the Finmek Companies that were incorporated into the electricity meters that were manufactured by the Finmek Companies and sold to Enel SpA for the Enel Project. We believe that the Italian claw back law is not applicable to our transactions with the Finmek Companies, and the claims of the Finmek Companies' receiver are without merit and we are defending the lawsuit.

From time to time, in the ordinary course of business, we are subject to legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. While we believe we have adequately provided for such contingencies as of December 31, 2010, it is possible that our results of operations, cash flows, and financial position could be harmed by the resolution of any such outstanding claims.

As of December 31, 2010, our contractual obligations were as follows (in thousands):

	Payments due by period				
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Lease financing obligations	$ 31,766	$ 3,174	$ 6,468	$ 6,738	$ 15,386
Operating leases	9,061	1,606	2,296	1,736	3,423
Purchase commitments	32,165	32,165	---	---	---
Total	$ 72,992	$ 36,945	$ 8,764	$ 8,474	$ 18,809

The amounts in the table above exclude $993,000 of income tax liabilities and related interest and penalties related to uncertain tax positions as we are unable to reasonably estimate the timing of settlement. See Note 9, "Income Taxes" of Notes to Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

Since our inception, we have financed our operations and met our capital expenditure requirements primarily from the sale of preferred stock and common stock, although during the years 2002 through 2004, we were also able to finance our operations through operating cash flow. From inception through December 31, 2010, we raised $294.1 million from the sale of preferred stock and common stock, including the exercise of stock options from our employees and directors.

In March and August 2004, March 2006, and February 2007, our board of directors approved a stock repurchase program, which authorized us to repurchase up to 3.0 million shares of our common stock, in accordance with Rule 10b-18 and other applicable laws, rules and regulations. Since inception, we repurchased a total of 2,204,184 shares under the program at a cost of $16.1 million. The stock repurchase program expired in March 2008.

In April 2008, our board of directors approved a new stock repurchase program, which authorizes us to repurchase up to 3.0 million shares of our common stock, in accordance with Rule 10b-18 and other applicable laws, rules and regulations. There were no repurchases under this stock repurchase program during the year ended December 31, 2010. Since inception, we have repurchased a total of 750,000 shares under this program at a cost of $8.9 million. As of December 31, 2010, 2,250,000 shares were available for repurchase. This stock repurchase program will expire in April 2011.

The following table presents selected financial information for each of the last three fiscal years (dollars in thousands):

	As of December 31,		
	2010	2009	2008
Cash, cash equivalents, and short-term investments	$ 64,632	$ 80,116	$ 87,316
Trade accounts receivable, net	25,102	21,496	23,480
Working capital	77,259	96,357	108,811
Stockholder's equity	93,989	115,898	132,571

As of December 31, 2010, we had $64.6 million in cash, cash equivalents, and short-term investments, a decrease of $15.5 million as compared to December 31, 2009. Historically, our primary source of cash, other than stock sales, has been receipts from revenue, and to a lesser extent, proceeds from the exercise of stock options and warrants by our employees and directors. Our primary uses of cash have been cost of product revenue, payroll (salaries, commissions, bonuses, and benefits), general operating expenses (costs associated with our offices such as rent, utilities, and maintenance; fees paid to third party service providers such as consultants, accountants, and attorneys; travel and entertainment; equipment and supplies; advertising; and other miscellaneous expenses), acquisitions, capital expenditures, and purchases under our stock repurchase programs.

Cash flows from operating activities. Cash flows from operating activities have historically been driven by net loss levels, adjustments for non-cash charges such as stock-based compensation expenses, depreciation, and amortization; changes in accrued investment income; and fluctuations in operating asset and liability balances. Net cash used in operating activities was $9.2 million in 2010, a $3.4 million increase from 2009. During 2010, net cash used in operating activities was primarily the result of our net loss of $31.3 million, which was partially offset by non-cash charges for stock-based compensation expenses of $12.3 million, depreciation and amortization expenses of $6.7 million, and a net change in our operating assets and liabilities of $3.1 million. The primary components of the $3.1 million net change in our operating assets and liabilities were a $3.0 million increase in accounts payable, a $2.0 million decrease in inventories, and a $1.8 million increase in accrued liabilities, the benefits of which were partially offset by a

$3.6 million increase in accounts receivable. Accounts payable increased due to the timing of expenditures during the fourth quarter of 2010. Inventories decreased due to continuing improved inventory management in 2010. At the end of 2008, inventory levels were historically high due in part to the world-wide economic slowdown that occurred during the fourth quarter. During 2009 and 2010, inventories were managed back down to more reasonable levels. Accrued liabilities increased primarily due to approximately $1.2 million of accrued termination benefits resulting from a restructuring program we initiated in the fourth quarter of 2010, and to a lesser extent, by a $497,000 increase in customer deposits. Accounts receivable increased due to the timing of revenues generated in the fourth quarter. During the fourth quarter of 2010, a higher percentage of the quarter's revenues were generated in the latter half of the quarter as compared to 2009, which resulted in a higher receivable balance as of December 31, 2010.

During 2009, net cash used in operating activities of $5.8 million was primarily the result of our net loss of $32.0 million, which was partially offset by non-cash charges for stock-based compensation expenses of $14.4 million, depreciation and amortization expenses of $6.5 million, and a net decrease in our operating assets and liabilities of $5.2 million. The primary components of the $5.2 million net decrease in our operating assets and liabilities were a $5.6 million decrease in inventories, a $1.9 million decrease in accounts receivable, and a $1.1 million decrease in other current assets, the benefits of which were partially offset by a $3.1 million decrease in accounts payable. Inventories decreased due to improved inventory management in 2009. At the end of 2008, inventory levels were historically high due in part to the world-wide economic slowdown that occurred during the fourth quarter. Accounts receivable decreased due to the timing of revenues generated in the fourth quarter. During the fourth quarter of 2008, a higher percentage of the quarter's revenues were generated in the latter half of the quarter as compared to 2009, which resulted in a higher receivable balance as of December 31, 2008. Other current assets decreased due to the receipt in 2009 of non-trade related receivables that were outstanding as of December 31, 2008. Accounts payable decreased due to the timing of expenditures during the fourth quarter of 2009.

During 2008, net cash used in operating activities of $3.5 million was primarily the result of our net loss of $25.8 million and a net increase in our operating assets and liabilities of $242,000, all of which was partially offset by non-cash charges for stock-based compensation expenses of $14.5 million, depreciation and amortization expenses of $7.4 million, and a decrease in accrued investment income of $721,000. The primary components of the $242,000 increase in our operating assets and liabilities were a $7.7 million decrease in deferred revenues, a $2.6 million increase in other current assets, a $2.4 million increase in inventories, and a $2.4 million increase in accounts payable, partially offset by a $10.1 million decrease in accounts receivable and a $4.2 million decrease in deferred cost of goods sold. Deferred revenues decreased due primarily to lower overall revenue levels in the fourth quarter of 2008, which was in part due to the sudden world-wide economic slowdown that occurred during that time. Other current assets increased primarily due to non-trade receivable amounts due our company from one of our contract manufacturers for materials they purchased from us. Inventories increased due in part to the sudden world-wide economic slowdown that occurred during the fourth quarter of 2008, as well as to our transition between CEMs during 2008. During this transition, we were required to purchase significant amounts of raw material inventory, much of which remained on our balance sheet as of December 31, 2008. Accounts payable increased due to the timing of expenditures during the fourth quarter of 2008. Accounts receivable decreased primarily due to a $10.1 million reduction in revenues during the fourth quarter of 2008 as compared to the same period in 2007. Deferred cost of goods sold decreased due to a corresponding reduction in deferred revenues.

Cash flows from investing activities. Cash flows from investing activities have historically been driven by transactions involving our short-term investment portfolio, capital expenditures, changes in our long-term assets, and acquisitions. Net cash provided by investing activities was $4.0 million for 2010, an $18.2 million increase in cash inflows compared to 2009. Net cash provided by investing activities in 2010 was primarily the result of net redemptions of available-for-sale short-term investments of $6.0 million, partially offset by capital expenditures of $2.0 million.

Net cash used in investing activities of $14.1 million in 2009 was primarily the result of net purchases of available-for-sale short-term investments of $13.4 million and by capital expenditures of $1.8 million, partially offset by a $1.1 million decrease in our other long-term assets due to the repayment of a loan made to one of our key employees.

Net cash used in investing activities of $23.8 million in 2008 was primarily the result of net purchases of available-for-sale short-term investments of $19.2 million and by capital expenditures of $4.6 million.

Cash flows from financing activities. Cash flows from financing activities have historically been driven by the proceeds from issuance of common and preferred stock offset by transactions under our stock repurchase program and principal payments under our lease financing obligations. Net cash used in financing activities was $3.9 million for 2010, a $3.2 million increase in cash outflows compared to 2009. Net cash used in financing activities in 2010 was primarily attributable to $2.9 million of repurchases of common stock from our employees for payment of income and other payroll taxes they owed upon the vesting of performance shares and upon the exercise of options and $1.6 million of principal payments on our lease financing obligations; partially offset by proceeds of $615,000 resulting from issuance of common stock upon exercise of options by our employees.

Net cash used in financing activities of $757,000 in 2009 was primarily attributable to $1.5 million of principal payments on our lease financing obligations and $1.3 million of repurchases of common stock from our employees for payment of income and other payroll taxes they owed upon the vesting of performance shares and upon the exercise of options; partially offset by proceeds of $2.0 million from issuance of common stock upon exercise of options by our employees.

Net cash used in financing activities of $10.1 million in 2008 was primarily attributable to $8.9 million of open-market repurchases of our common stock under our stock repurchase program, $1.8 million of principal payments on our lease financing obligations, and $1.6 million of repurchases of common stock from our employees for payment of income and other payroll taxes they owed upon the vesting of performance shares and upon the exercise of options; partially offset by proceeds of $2.1 million from issuance of common stock upon exercise of options by our employees.

We use well-regarded investment managers to manage our invested cash. Our portfolio of investments managed by these investment managers is primarily composed of highly rated U.S. government securities, and to a lesser extent, money market funds. All investments are made according to guidelines and within compliance of policies approved by the Audit Committee of our Board of Directors.

We maintain a $10.0 million line of credit with our primary bank, which expires on July 1, 2011. The letter of credit contains certain financial covenants requiring us to maintain an overall minimum tangible net worth level and to maintain a minimum level of liquid assets. As of December 31, 2010, we were in compliance with these covenants. As of December 31, 2010, our primary bank has issued, against the line of credit, two standby letters of credit totaling $146,000. Other than issuing standby letters of credit, we have never drawn against the line of credit, nor have amounts ever been drawn against the standby letters of credit issued by the bank.

In the future, our cash reserves may be used to strategically acquire other companies, products, or technologies that are complementary to our business. In addition, our combined cash, cash equivalents, and short-term investments balances could be negatively affected by various risks and uncertainties, including, but not limited to, the risks detailed in this Annual Report in Part I, Item 1A - Risk Factors. For example, any continued weakening of economic conditions or changes in our planned cash outlay could negatively affect our existing cash reserves.

Based on our current business plan and revenue prospects, we believe that our existing cash reserves will be sufficient to meet our projected working capital and other cash requirements for at least the next twelve months. However, we currently expect that our combined cash, cash equivalent, and short-term investment balance will decline during 2011. We expect that cash requirements for our payroll and other operating costs will continue at about existing levels. We also expect that we will continue to acquire capital assets such as computer systems and related software, office and manufacturing equipment, furniture and fixtures, and leasehold improvements, as the need for these items arises. In the event that we require additional financing, such financing may not be available to us in the amounts or at the times that we require, or on acceptable terms. If we fail to obtain additional financing, when and if necessary, our business would be harmed.

Related Party Transactions

During the years ended December 31, 2010, 2009, and 2008, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

From time to time, our Executive Chairman, M. Kenneth Oshman, uses his private plane or charter aircraft for Company business for himself and any employees that accompany him. In August 2008, our Board of Directors approved a reimbursement arrangement whereby our company will reimburse Mr. Oshman for 50% of the costs incurred for his private plane or charter aircraft travel used while on company business. Our Compensation Committee reaffirmed this arrangement in February 2011. Such costs include flight charges (subject to any discounted rate that may apply), fuel, fuel surcharges, landing fees, crew costs and related expenses. During 2010, we recognized a total of approximately $96,000 in expenses pursuant to the reimbursement arrangement, all of which has been included in general and administrative expenses in the Consolidated Statements of Operations. The Audit Committee of our board of directors regularly reviews these reimbursements.

In November 2009, our Board of Directors approved a similar reimbursement arrangement for our then President and Chief Executive Officer, Robert R. Maxfield, whereby our company would reimburse Mr. Maxfield for 50% of the costs incurred for charter aircraft used while on company business. Alternatively, if Mr. Maxfield used his private plane while on company business, we would have reimbursed him for the cost of an equivalent first class ticket on a commercial flight. During 2010, we recognized a total of approximately $1,000 in expense pursuant to the reimbursement arrangement, all of which has been included in general and administrative expenses in the Consolidated Statements of Operations.

In June 2000, we entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock for $130.7 million (see Note 11 to our accompanying consolidated financial statements for additional information on our transactions with Enel). The closing of this stock purchase occurred on September 11, 2000. At the closing, Enel had agreed that it would not, except under limited circumstances, sell or otherwise transfer any of those shares for a specified time period. That time period expired September 11, 2003. To our knowledge, Enel has not disposed of any of its 3.0 million shares. Under the terms of the stock purchase agreement, Enel has the right to nominate a member of our board of directors. A representative of Enel is not presently serving on our board.

At the time we entered into the stock purchase agreement with Enel, we also entered into a research and development agreement with an affiliate of Enel (the "R&D Agreement"). Under the terms of the R&D Agreement, we cooperated with Enel to integrate our LONWORKS technology into Enel's remote metering management project in Italy, the Contatore Elettronico. We completed the sale of our components and products for the deployment phase of the Contatore Elettronico project during 2005. During 2006, we supplied Enel and its designated manufacturers with limited spare parts for the Contatore Elettronico system. In October 2006, we entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers purchase additional electronic components and finished goods from us. Under the software enhancement agreement, we provide software enhancements to Enel for use in its Contatore Elettronico system. Both the development and supply agreement and the software enhancement agreement expire in December 2011, although delivery of products and services can extend beyond those dates and the agreements may be extended under certain circumstances.

During 2010, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $4.6 million, none of which was included in accounts receivable, net at December 31, 2010. During 2009, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $10.5 million, $6.1 million of which was included in accounts receivable at December 31, 2009. During 2008, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $12.9 million.

On October 29, 2001, we loaned Russell Harris, our Senior Vice President of Operations, $1,000,000 in connection with his principal residence. Mr. Harris issued to us a promissory note secured by residential real estate. The note bore interest at the rate of 4.5% per annum, compounded monthly. The interest that accrued under the note was due and payable in monthly installments over the nine year term of the note, and the principal was due and payable on October 29, 2010. The principal was paid in full by Mr. Harris in June 2009. During the years ended December 31, 2009 and 2008, interest paid by Mr. Harris was $22,000 and $45,000, respectively. While it was outstanding, the terms of this loan were never amended.

RECENTLY ISSUED ACCOUNTING STANDARDS

With the exception of a change in how we record revenue for multiple element arrangements as discussed in the section titled *"Critical Accounting Policies and Estimates"* above, there have been no new recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2010, that are of significance, or potential significance, to our company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosures. The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments to hedge these exposures.

Interest Rate Sensitivity. We maintain a short-term investment portfolio consisting mainly of fixed income securities with a weighted average maturity of less than one year. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 100 basis points from levels at December 31, 2010, the fair market value of the portfolio would decline by an immaterial amount, due primarily to the fact that current interest rates remain at historically low levels. We currently intend to hold our fixed income investments until maturity or for a period of time as needed to recover any decline in value due to interest rate fluctuation, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates. However, in the unlikely event it was necessary, we could decide to sell some or all of our short-term investments prior to maturity to meet the liquidity needs of the company.

Foreign Currency Exchange Risk. We have international subsidiaries and operations and are, therefore, subject to foreign currency rate exposure. To date, our exposure to exchange rate volatility has not been significant. Due to our modest exposure to foreign currency fluctuations, if foreign exchange rates were to fluctuate by 10% from rates at December 31, 2010, our financial position and results of operations would not be materially affected. However, it is possible that there could be a material impact in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item are set forth in Item 6 and at the pages indicated in Item 15(a).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Effectiveness of Disclosure Controls and Procedure

We have designed our disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting is effective at this reasonable assurance level as of December 31, 2010. The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the Company's internal control over financial reporting. The report on the audit of internal control over financial reporting appears on page 48 of this Form 10-K.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(e) of the Exchange Act) that occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Echelon is scheduled to hold its 2011 annual meeting of stockholders on May 24, 2011. The meeting will commence at 10:00 a.m., PDT, and will be held at our corporate headquarters located at 570 Meridian Avenue, San Jose, California 95126. The date of record for the annual meeting is March 31, 2011.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE MATTERS

The information regarding our executive officers required by this Item is incorporated herein by reference from the section titled "Executive Officers of Registrant" in Part I of this annual report on Form 10-K. The remaining information required by this Item is incorporated herein by reference from our Proxy Statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"), which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year ended December 31, 2010.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from our 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference from our 2011 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from our 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference from our 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Form:

1. Financial Statements

2. Financial Statement Schedule

All other schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

3: Exhibits

Item 601 of Regulation S-K requires the following exhibits listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

Exhibit No.	Description of Document
3.2[1]	Amended and Restated Certificate of Incorporation of Registrant.
3.3[2]	Amended and Restated Bylaws of Registrant.
4.1[3]	Form of Registrant's Common Stock Certificate.
4.2[4]	Second Amended and Restated Modification Agreement dated May 15, 1997.
10.1[4]	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2[10]+	1997 Stock Plan (as amended and restated March 26, 2004)
10.2(a)[5]+	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature
10.2(b)[5]+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature
10.2(c)[6]+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement
10.2(d)[5]+	Form of 1997 Stock Plan Performance Share Agreement (re: non-standard vesting schedule)
10.2(e)[5]+	Form of 1997 Stock Plan Performance Share Agreement for non-US employees
10.2(f)[5]+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees
10.2(g)[5]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees
10.2(h)[5]+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria
10.2(i)[5]+	Form of 1997 Stock Plan Performance Share Agreement
10.2(j)[13]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement
10.2(k)[7]+	Form of 1997 Stock Plan Performance Share Agreement for US-based corporate officers
10.2(l)[11]+	Form of 1997 Stock Plan Performance Share Agreement for non US-based corporate officers
10.2(m)[7]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for US-based corporate officers
10.2(n)[7]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non US-based corporate officers
10.2(o)[12]+	Form of 1997 Stock Plan Restricted Stock Award Agreement
10.3[4]+	1988 Stock Option Plan and forms of related agreements.
10.4[4]	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).
10.5[4]	Form of International Distributor Agreement.
10.6[4]	Form of OEM License Agreement.
10.7[4]	Form of Software License Agreement.
10.8[4]	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.
10.9[8]+	1998 Director Option Plan.
10.10[9]	Building 1 Lease Agreement dated December 30, 1999
10.11[9]	First Amendment to Building 1 Lease Agreement dated May 10, 2000
10.12[9]	Echelon Corporation Common Stock Purchase Agreement with ENEL S.p.A. dated June 30, 2000
10.13[9]	Second Amendment to Building 1 Lease Agreement dated September 22, 2000
10.14[9]	Building 2 Lease Agreement dated November 15, 2001
10.15[9]	Third Amendment to Building 1 Lease Agreement dated April 10, 2008
10.16[9]	First Amendment to Building 2 Lease Agreement dated April 10, 2008
10.17[14]	Form of Value Added Reseller Agreement
21.1[3]	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1[4]	Power of Attorney (see signature page).
31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

(1) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, filed on November 14, 2000.

(2) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 16, 2007, filed on August 17, 2007.

(3) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1/A filed on July 9, 1998.

(4) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 filed on June 1, 1998.

(5) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 16, 2007.

(6) Incorporated herein by reference to the Registrant's Current Report Form 8-K dated April 12, 2007, filed on April 18, 2007.

(7) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed on August 11, 2008.

(8) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on August 21, 2000.

(9) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed on March 11, 2010.

(10) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on June 1, 2005.

(11) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on August 6, 2010.

(12) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed on November 3, 2010

(13) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008

(14) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Echelon Corporation:

We have audited the accompanying consolidated balance sheets of Echelon Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Echelon Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Echelon Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A(b). Our responsibility is to express an opinion on these consolidated financial statements and the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Echelon Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Echelon Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1(e) to the consolidated financial statements, the Company changed its method of accounting for multiple element revenue transactions in the year ended December 31, 2010, resulting from the adoption of new accounting pronouncements.

/s/ KPMG LLP

Mountain View, California
March 15, 2011

ECHELON CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,675	$ 17,206
Short-term investments	56,957	62,910
Accounts receivable, net of allowances of $945 in 2010 and $1,177 in 2009 [1]	25,102	21,496
Inventories	8,993	10,949
Deferred cost of goods sold	2,588	3,154
Other current assets	3,962	3,622
Total current assets	105,277	119,337
Property and equipment, net	31,020	35,595
Goodwill	8,316	8,496
Other long-term assets	957	1,009
TOTAL ASSETS	$ 145,570	$ 164,437
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 10,399	$ 7,255
Accrued liabilities	6,713	4,850
Current portion lease financing obligations	1,731	1,588
Deferred revenues	9,175	9,287
Total current liabilities	28,018	22,980
Long-Term Liabilities:		
Lease financing obligations, excluding current portion	22,062	23,794
Other long-term liabilities	1,501	1,765
Total long-term liabilities	23,563	25,559
Commitments and Contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock, $0.01 par value:		
Authorized – 5,000,000 shares; none outstanding	—	—
Common stock, $0.01 par value:		
Authorized – 100,000,000 shares		
Issued – 45,211,460 shares in 2010 and 44,224,926 shares in 2009		
Outstanding – 41,992,276 shares in 2010 and 41,005,742 shares in 2009	452	442
Additional paid-in capital	338,521	328,643
Treasury stock, at cost (3,219,184 shares in 2010 and 2009)	(28,130)	(28,130)
Accumulated other comprehensive income	561	1,046
Accumulated deficit	(217,415)	(186,103)
Total stockholders' equity	93,989	115,898
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 145,570	$ 164,437

[1] Includes related party amounts of $0 in 2010 and $6,056 in 2009. See Note 11 for additional information on related party transactions.

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2010	2009	2008
REVENUES:			
Product	$ 107,441	$ 100,187	$ 131,073
Service	3,596	3,151	2,974
Total revenues [1]	111,037	103,338	134,047
COST OF REVENUES:			
Cost of product	59,722	56,813	79,984
Cost of service	2,464	2,418	2,587
Total cost of revenues	62,186	59,231	82,571
Gross profit	48,851	44,107	51,476
OPERATING EXPENSES:			
Product development	34,762	35,435	37,753
Sales and marketing	25,062	23,525	23,635
General and administrative	17,647	15,742	17,143
Restructuring charges	1,212	—	—
Total operating expenses	78,683	74,702	78,531
Loss from operations	(29,832)	(30,595)	(27,055)
Interest and other income (expense), net	393	(28)	2,925
Interest expense on lease financing obligations	(1,572)	(1,668)	(1,404)
Loss before income taxes	(31,011)	(32,291)	(25,534)
Income tax expense (benefit)	301	(257)	297
NET LOSS	$ (31,312)	$ (32,034)	$ (25,831)
Loss per share:			
Basic	$ (0.76)	$ (0.79)	$ (0.64)
Diluted	$ (0.76)	$ (0.79)	$ (0.64)
Shares used in per share calculation:			
Basic	41,365	40,724	40,636
Diluted	41,365	40,724	40,636

[1] Includes related party amounts of $4,645 in 2010, $10,518 in 2009, and $12,889 in 2008. See Note 11 for additional information on related party transactions.

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
BALANCE AT DECEMBER 31, 2007	43,206	$ 432	(2,469)	$ (19,259)	$ 298,556	$ 1,718	$ (128,236)	$ 153,211
Exercise of stock options	405	4	—	—	3,913	—	—	3,917
Release of performance shares	322	3	—	—	(3)	—	—	—
Stock received for payment of option exercise price	(130)	(1)	—	—	(1,799)	—	—	(1,800)
Stock received for payment of employee taxes on vesting of performance shares and upon exercise of stock options	(124)	(1)	—	—	(1,540)	—	(2)	(1,543)
Repurchase of stock	—	—	(750)	(8,871)	—	—	—	(8,871)
Repurchase of employee shares	(3)	—	—	—	(36)	—	—	(36)
Stock-based compensation	—	—	—	—	14,458	—	—	14,458
Foreign currency translation adjustment	—	—	—	—	—	(967)	—	(967)
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	33	—	33
Net loss	—	—	—	—	—	—	(25,831)	(25,831)
BALANCE AT DECEMBER 31, 2008	43,676	$ 437	(3,219)	$ (28,130)	$ 313,549	$ 784	$ (154,069)	$ 132,571
Exercise of stock options	428	4	—	—	2,879	—	—	2,883
Release of performance shares	365	3	—	—	(3)	—	—	—
Stock received for payment of option exercise price	(119)	(1)	—	—	(835)	—	—	(836)
Stock received for payment of employee taxes on vesting of performance shares and upon exercise of stock options	(124)	(1)	—	—	(1,343)	—	—	(1,344)
Repurchase of employee shares	(1)	—	—	—	(7)	—	—	(7)
Stock-based compensation	—	—	—	—	14,403	—	—	14,403
Foreign currency translation adjustment	—	—	—	—	—	335	—	335
Unrealized holding loss on available-for-sale securities	—	—	—	—	—	(73)	—	(73)
Net loss	—	—	—	—	—	—	(32,034)	(32,034)
BALANCE AT DECEMBER 31, 2009	44,225	$ 442	(3,219)	$ (28,130)	$ 328,643	$ 1,046	$ (186,103)	$ 115,898
Exercise of stock options	1,647	16	—	—	12,516	—	—	12,532
Release of performance shares	723	7	—	—	(7)	—	—	—
Issuance of restricted stock	250	3	—	—	(3)	—	—	—
Stock received for payment of option exercise price	(1,291)	(13)	—	—	(11,946)	—	—	(11,959)
Stock received for payment of employee taxes on vesting of performance shares and upon exercise of stock options	(343)	(3)	—	—	(3,010)	—	—	(3,013)
Stock-based compensation	—	—	—	—	12,328	—	—	12,328
Foreign currency translation adjustment	—	—	—	—	—	(500)	—	(500)
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	(31,312)	(31,312)
BALANCE AT DECEMBER 31, 2010	45,211	$ 452	(3,219)	$ (28,130)	$ 338,521	$ 561	$ (217,415)	$ 93,989

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (31,312)	$ (32,034)	$ (25,831)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	6,721	6,468	7,406
Increase in (reduction of) allowance for doubtful accounts	28	27	(29)
Loss on disposal of fixed assets	5	37	10
Reduction of (increase in) accrued investment income	(31)	43	721
Stock-based compensation	12,328	14,403	14,458
Change in operating assets and liabilities:			
Accounts receivable	(3,580)	1,943	10,079
Inventories	2,006	5,553	(2,428)
Other current assets	(402)	1,148	(2,647)
Accounts payable	2,999	(3,076)	(2,382)
Deferred cost of goods sold	608	(732)	4,177
Accrued liabilities	1,795	(492)	654
Deferred revenues	(275)	920	(7,669)
Deferred rent	(75)	(26)	(26)
Net cash used in operating activities	(9,185)	(5,818)	(3,507)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of available-for-sale short-term investments	(62,848)	(137,715)	(91,239)
Proceeds from sales and maturities of available-for-sale short-term investments	68,847	124,335	72,033
Changes in other long-term assets	27	1,082	(42)
Capital expenditures	(1,995)	(1,824)	(4,570)
Net cash provided by (used in) investing activities	4,031	(14,122)	(23,818)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options	615	2,004	2,117
Principal payments of lease financing obligations	(1,588)	(1,452)	(1,789)
Repurchase of common stock from employees for payment of taxes on vesting of performance shares and upon exercise of stock options	(2,945)	(1,309)	(1,574)
Repurchase of common stock under stock repurchase program	—	—	(8,871)
Net cash used in financing activities	(3,918)	(757)	(10,117)
EFFECT OF EXCHANGE RATES ON CASH	(459)	234	(951)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,531)	(20,463)	(38,393)
CASH AND CASH EQUIVALENTS:			
Beginning of year	17,206	37,669	76,062
End of year	$ 7,675	$ 17,206	$ 37,669
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest on lease financing obligations	$ 1,564	$ 1,659	$ 1,454
Cash paid for income taxes	$ —	$ 122	$ 562
Noncash investing and financing information – Increase in property and equipment and related lease financing obligation due to lease extension (see Note 3)	$ —	$ —	$ 12,526

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2010	2009	2008
Net loss	$ (31,312)	$ (32,034)	$ (25,831)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	(500)	335	(967)
Unrealized holding gain (loss) on available-for-sale securities	15	(73)	33
Comprehensive loss	$ (31,797)	$ (31,772)	$ (26,765)

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Operations

Echelon Corporation (the "Company") was incorporated in California in February 1988 and was reincorporated in Delaware in January 1989. The Company develops, markets, and supports a wide range of hardware and software products and services that enable OEMs and systems integrators to design and implement open, interoperable, distributed control networks. The Company's products are based on its LonWorks networking technology, an open standard for interoperable networked control. In a LonWorks control network, intelligent control devices, called nodes, communicate using the Company's LonWorks protocol. For the electric utility industry, the Company has developed a "smart grid" solution called the Networked Energy Services (NES) system. The NES system provides a two-way information and control path between the utility and its customer, which enables utilities to reduce operating costs; improve customer service; offer multiple tariff plans, including time-of-use metering and prepay metering; promote energy efficiency; better utilize distribution assets; improve grid quality and reliability; control loads and reduce peak demand; and respond more rapidly to changing customer and regulatory requirements. The Company sells its products and services around the world to the building, industrial, transportation, utility/home and other automation markets.

(b) Basis of Presentation

The Company's consolidated financial statements reflect operations of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

(c) Risks and Uncertainties

The Company's operations and performance depend significantly on worldwide economic conditions and their impact on purchases of the Company's products as well as the ability of suppliers to provide the Company with products and services in a timely manner. The impact of any of the matters described below could have an adverse affect on the Company's business, results of operations and financial condition.

- The Company's sales are currently concentrated with a relatively small group of customers, as approximately 58% of net revenues for the year ended December 31, 2010 was derived from five customers. Customers in any of the Company's target market sectors may experience unexpected reductions in demand for their products and consequently reduce their purchases from the Company, resulting in either the loss of a significant customer or a notable decrease in the level of sales to a significant customer. In addition, if any of these customers are unable to obtain the necessary capital to operate their business, they may be unable to satisfy their payment obligations to the Company.

- The Company utilizes third-party contract electronic manufacturers to manufacture, assemble, and test its products. As a result of current credit market conditions, if any of these third-parties were unable to obtain the necessary capital to operate their business, they may be unable to provide the Company with timely services or to make timely deliveries of products.

- Due to the continuing worldwide economic situation, coupled with the fact that the Company's Utility customers generally procure products that have been customized to meet their requirements, the Company has limited visibility into ultimate product demand, which makes sales forecasting more difficult. As a result, anticipated demand may not materialize, which could subject the Company to increased levels of excess and obsolete inventories.

- The Company has historically experienced shortages or interruptions in supply for certain products or components used in the manufacture of the Company's products that have been or will be discontinued. In order to ensure an adequate supply of these items, the Company has occasionally purchased quantities of these items that are in excess of the Company's then current estimate of short-term requirements. If the long-term requirements do not materialize as originally expected, and the Company is not otherwise able to dispose of these excess products or components, it could subject the Company to increased levels of excess and obsolete inventories. For example, to ensure supply, the Company procured a substantial quantity of a certain component used in one of its Utility products. If the long-term requirements do not materialize as originally expected, or if the Company develops alternative solutions that no longer employ these items and the Company is not able to dispose of these excess products or components, it could subject the Company to increased levels of excess and obsolete inventories.

(d) Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions, and estimates that affect amounts reported in the

Consolidated Financial Statements and accompanying notes. Significant estimates and judgments are used for revenue recognition, stock-based compensation, allowance for doubtful accounts, inventory valuation, allowance for warranty costs, and other loss contingencies. In order to determine the carrying values of assets and liabilities that are not readily apparent from other sources, the Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances. Actual results experienced by the Company may differ materially from management's estimates.

(e) Revenue Recognition

The Company's revenues are derived from the sale and license of its products and to a lesser extent, from fees associated with training, technical support, and custom software design services offered to its customers. Product revenues consist of revenues from hardware sales and software licensing arrangements. Service revenues consist of product technical support (including software post-contract support services), training, and custom software development services.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery (and acceptance, as applicable) has occurred, the sales price is fixed or determinable, collectability is probable, and there are no post-delivery obligations. For non-distributor hardware sales, including sales to third party manufacturers, these criteria are generally met at the time of shipment. For sales made to the Company's distributor partners, these criteria are generally met at the time the distributor sells the products through to its end-use customer. Service revenue is recognized as the training services are performed, or ratably over the term of the support period.

The Company accounts for the rights of return, price protection, rebates, and other sales incentives offered to distributors of its products as a reduction in revenue. With the exception of sales to distributors, the Company's customers are generally not entitled to return products for a refund. For sales to distributors, due to contractual rights of return and other factors that impact our ability to make a reasonable estimate of future returns and other sales incentives, revenues are not recognized until the distributor has shipped its products to the end customer.

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

- provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
- require an entity to allocate revenue in an arrangement using its best estimated selling price ("BESP") of deliverables if a vendor does not have vendor-specific objective evidence ("VSOE") of selling price or third-party evidence ("TPE") of selling price; and
- eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to early adopt this accounting guidance at the beginning of its first quarter of fiscal year 2010 on a prospective basis for applicable transactions originating or materially modified after December 31, 2009.

Multiple Element Arrangements

The Company's multiple deliverable revenue arrangements are primarily related to sales of its Utility products, which may include, within a single arrangement, electricity meters and data concentrators (collectively, the "Hardware"); NES system software; Element Manager software; post-contract customer support ("PCS") for the NES system and Element Manager software; extended warranties for the Hardware; and, occasionally, specified enhancements or upgrades to software used in the NES system. For arrangements originating or materially modified after December 31, 2009, with the exception of the NES system software, each of these deliverables is considered a separate unit of accounting. The NES system software functions together with an electricity meter to deliver its essential functionality and any related software license fee is charged for on a per meter basis. Therefore, the NES system software and an electricity meter are combined and considered a single unit of accounting. The Element Manager software is not considered to be part of an electricity meter's essential functionality and, therefore, Element Manager software and any related PCS continues to be accounted for under industry specific software revenue recognition guidance. However, all other NES system deliverables are no longer within the scope of industry specific software revenue recognition guidance.

The Company allocates revenue to each element in a multiple-element arrangement based upon their relative selling price. The Company determines the selling price for each deliverable using VSOE of selling price or TPE of selling price, if it exists. If neither

VSOE nor TPE of selling price exists for a deliverable, the Company uses its BESP for that deliverable. Since the use of the residual method is eliminated under the new accounting standards, any discounts offered by the Company are allocated to each of the deliverables. Revenue allocated to each element is then recognized when the basic revenue recognition criteria is met for the respective element.

Consistent with its methodology under previous accounting guidance, if available, the Company determines VSOE of fair value for each element based on historical stand-alone sales to third parties or from the stated renewal rate for the elements contained in the initial contractual arrangement. The Company currently estimates selling prices for its PCS and extended warranties based on VSOE of fair value.

In many instances, the Company is not currently able to obtain VSOE of fair value for all deliverables in an arrangement with multiple elements. This may be due to the Company infrequently selling each element separately or not pricing products within a narrow range. When VSOE cannot be established, the Company attempts to estimate the selling price of each element based on TPE. TPE would consist of competitor prices for similar deliverables when sold separately. Generally, the Company's offerings contain significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine the stand-alone selling prices for similar products of its competitors. Therefore, the Company is typically not able to obtain TPE of selling price.

When the Company is unable to establish a selling price using VSOE or TPE, which is generally the case for the Hardware and certain specified enhancements or upgrades to the Company's NES software, the Company uses its BESP in determining the allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings.

The Company establishes pricing for its products and services by considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and industry pricing practices. The determination of pricing also includes consultation with and formal approval by the Company's management, taking into consideration the Company's go-to-market strategy. These pricing practices apply to both the Company's Hardware and software products.

Based on an analysis of pricing stated in contractual arrangements for its Hardware products in historical multiple-element transactions and, to a lesser extent, historical standalone transactions, the Company has concluded that it typically prices its Hardware within a narrow range of discounts when compared to the price listed on the Company's standard pricing grid for similar deliverables (i.e., similar configuration, volume, geography, etc.). Therefore, the Company has determined that, for its current Hardware for which VSOE or TPE is not available, the Company's BESP is generally comprised of prices based on a narrow range of discounts from pricing stated in its pricing grid.

When establishing BESP for the Company's specified software enhancements or upgrades, the Company considers multiple factors including, but not limited to, the relative value of the features and functionality being delivered by the enhancement or upgrade as compared to the value of the software product to which the enhancement or upgrade relates, as well as the Company's pricing practices for NES system software PCS packages, which may include rights to the specified enhancements or upgrades.

The Company regularly reviews VSOE and has established a review process for TPE and BESP. The Company maintains internal controls over the establishment and updates of these estimates. There were no material impacts during the year ended December 31, 2010 resulting from changes in VSOE, TPE, or BESP, nor does the Company expect a material impact from such changes in the near term.

Total net revenues as reported and unaudited pro forma total net revenues that would have been reported during the year ended December 31, 2010, if the transactions entered into or materially modified after December 31, 2009 were subject to previous accounting guidance, are shown in the following table (in thousands):

	As Reported	Pro Forma Basis as if the Previous Accounting Guidance Were in Effect
Total net revenues for the year ended December 31, 2010	$ 111,037	$ 107,965

The $3.1 million impact to total net revenues during the year ended December 31, 2010 resulting from the adoption of the new accounting guidance was to net product revenues, and related solely to sales of the Company's Utility products. The impact was related primarily to the fact that, under the new accounting guidance, the Company recorded revenue on certain transactions for which the previous accounting guidance would have required deferral. Approximately $1.8 million of the $3.1 million impact was attributable to transactions involving multiple element arrangements where software upgrades had not yet been delivered as of December 31, 2010. Under the new accounting guidance, the Company determined the BESP for the software upgrades and deferred the relative selling price of these items accordingly. Under the previous accounting guidance, all revenue related to these transactions would have been deferred as the Company did not have VSOE of fair value for the undelivered items. The remaining $1.3 million of the $3.1 million impact was primarily attributable to transactions involving multiple element arrangements in which the Company shipped data concentrators to a customer but had not yet shipped all of the meters associated with that arrangement. As described below, since the meters and data concentrators were not shipped in proportion to the overall expected ratio for that arrangement, under the previous accounting guidance the Company would have been required to defer the revenue on the excess data concentrators until the corresponding meters were shipped in a future period. Under the new accounting guidance, however, the Company determined the BESP for both the data concentrators and the meters and recognized revenue for the relative value of each based on the quantity that were delivered to and accepted by customers.

As it relates to the timing and pattern of revenue recognition for Utility product sales in the future, the new accounting guidance has had a significant effect on total net revenues for transactions entered into or materially modified after December 31, 2009, and the Company expects this trend to continue. This expectation is primarily due to the fact that the Company does not currently have VSOE of fair value for most of its Utility product offerings, which often resulted in deferral of revenue as discussed below. For Utility arrangements subject to the new revenue recognition guidance, revenue allocated to meters and data concentrators will be recognized as those units are delivered to and accepted by the Company's customers, while revenue allocated to PCS and extended warranties will be recognized ratably over the service period.

For multiple element arrangements that were entered into prior to January 1, 2010 and that include NES system and/or Element Manager software, the Company defers the recognition of all revenue until all software required under the arrangement has been delivered to the customer. Once the software has been delivered, the Company recognizes revenues for the Hardware and software royalties upon customer acceptance of the Hardware based on a constant ratio of meters to data concentrators, which is determined on a contract-by-contract basis. To the extent actual deliveries of either meters or data concentrators is disproportionate to the expected overall ratio for any given arrangement, revenue for the excess meters or data concentrators is deferred until such time as additional deliveries of meters or data concentrators has occurred. Revenues for PCS on the NES system and Element Manager software, as well as for extended warranties on Utility Hardware products, are recognized ratably over the associated service period, which generally commences upon the later of the delivery of all software, or the customer's acceptance of any given Hardware shipment.

As of December 31, 2010 and December 31, 2009, approximately $3.7 million and $5.2 million, respectively, of the Company's Utility product revenue was deferred. Of the $3.7 million of deferred revenue at December 31, 2010, approximately $1.5 million of it relates to revenue that will be accounted for under previous revenue recognition guidance while the remaining $2.2 million relates to revenue that will be accounted for under the new revenue recognition guidance.

(f) Deferred Revenue and Deferred Cost of Goods Sold

Deferred revenue consists substantially of amounts billed or payments received in advance of revenue recognition. Deferred cost of goods sold related to deferred product revenues includes direct product costs and applied overhead. Deferred cost of goods sold related to deferred service revenues includes direct labor costs and applied overhead. Once all revenue recognition criteria have been met, the deferred revenues and associated cost of goods sold are recognized.

(g) Stock-Based Compensation

The Company accounts for stock-based payment transactions in which the Company receives employee services in exchange for equity instruments of the enterprise. Stock-based compensation cost for restricted stock units ("RSUs") is measured based on the closing fair market value of the Company's common stock on the date of grant. Stock-based compensation cost for stock options and stock appreciation rights ("SARs") is estimated at the grant date based on each award's fair-value as calculated using uses the Black-Scholes-Merton ("BSM") option-pricing model. The Company recognizes stock-based compensation cost as expense using the accelerated multiple-option approach over the requisite service period. Further information regarding stock-based compensation can be found in Note 5 of these Notes to Consolidated Financial Statements.

(h) Cash and Cash Equivalents

The Company considers bank deposits, money market investments and all debt and equity securities with an original maturity of three months or less to be cash and cash equivalents.

(i) Short-Term Investments

The Company classifies its investments in marketable debt securities as available-for-sale. Securities classified as available-for-sale are reported at fair value with the related unrealized holding gains and losses, net of tax, being included in accumulated other comprehensive income (loss).

(j) Fair Value Measurements

The Company measures at fair value its cash equivalents and available-for-sale investments using a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets;
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when estimating fair value. Other than cash and money market funds, the Company's only financial assets or liabilities required to be measured at fair value on a recurring basis at December 31, 2010, are fixed income available-for-sale securities. See Note 2 for a summary of the input levels used in determining the fair value of the Company's cash equivalents and short-term investments as of December 31, 2010.

(k) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor, and manufacturing overhead. When required, provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Purchased materials	$ 4,306	$ 3,882
Work-in-process	48	176
Finished goods	4,639	6,891
	$ 8,993	$ 10,949

(l) Impairment of Long-Lived Assets Including Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the asset's carrying value to the future undiscounted cash flows the asset is expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. For the three years ended December 31, 2010, the Company recognized no material impairments.

Costs in excess of the fair value of tangible and other identifiable intangible assets acquired and liabilities assumed in a purchase business combination are recorded as goodwill, which is tested for impairment using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis during the first quarter and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. For purposes of this analysis, the Company considers itself as a single reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. To date, the Company has recorded no impairment of goodwill.

(m) Software Development Costs

For software to be sold, leased, or otherwise marketed, the Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which the Company has defined as completion of a working model. For the three years ended December 31, 2010, costs that were eligible for capitalization were insignificant and, thus, the Company has charged all software development costs to product development expense in the accompanying consolidated statements of operations.

(n) Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,			
	2010		2009	
Accrued payroll and related costs	$	3,727	$	3,329
Restructuring charges		1,158		--
Warranty reserve		877		1,004
Accrued taxes		167		185
Payments received toward design and development expenses		300		--
Customer deposits		197		--
Other accrued liabilities		287		332
	$	6,713	$	4,850

During the quarter ended June 30, 2010, the Company entered into a contractual arrangement whereby a third party is making payments to the Company in connection with certain design and development activities. As of December 31, 2010, the Company had received approximately $4.8 million, $300,000 of which relates to payments received in advance of the completion of certain of the design and development activities and is reflected in accrued liabilities as detailed above. The $300,000 will be used to offset current period Product Development expenses in the period during which the associated milestone is completed. The remaining $4.5 million has been used to offset related Product Development expenses incurred during the year ended December 31, 2010.

(o) Foreign Currency Translation

The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are included in accumulated other comprehensive income (loss).

Remeasurement adjustments for non-functional currency monetary assets and liabilities, including short-term intercompany balances, are included in other income (expense) in the accompanying consolidated statements of operations. Currently, the Company does not employ a foreign currency hedge program utilizing foreign currency exchange contracts as the foreign currency transactions and risks to date have not been significant.

(p) Concentrations of Credit Risk and Suppliers

The Company's financial instruments consist of cash equivalents, short-term investments, accounts receivable, accounts payable, and lease financing obligations. The carrying value of the Company's financial instruments approximates fair value. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments, which are classified as either cash equivalents or short-term investments, and trade receivables. With respect to its investments, the Company has an investment policy that limits the amount of credit exposure to any one financial institution and restricts placement of the Company's investments to financial institutions independently evaluated as highly creditworthy. With respect to its trade receivables, the Company performs ongoing credit evaluations of each of its customers' financial condition. For a customer whose credit worthiness does not meet the Company's minimum criteria, the Company may require partial or full payment prior to shipment. Alternatively, prior to shipment, customers may be required to provide the Company with an irrevocable letter of credit or arrange for some other form of coverage to mitigate the risk of uncollectibility, such as a bank guarantee. Additionally, the Company establishes an allowance for doubtful accounts and sales return allowances based upon factors surrounding the credit risk of specific customers, historical trends, and other available information.

With the exception of amounts owed the Company on sales made to certain significant customers, concentrations of credit risk with respect to trade receivables are generally limited due to the Company's large number of customers and their dispersion across many different industries and geographies. For the years ended December 31, 2010 and 2009, the percentage of the Company's total accounts receivable balance that were due from the following significant customers is as follows (refer to Note 6 "Significant Customers" for a discussion of revenues generated from the Company's significant customers):

	December 31,	
	2010	2009
Eltel Networks A/S	39.3%	30.3%
Enel (and its contract manufacturers)	0.0%	28.2%
Duke Energy Corporation	16.3%	15.5%
Total	55.6%	74.0%

For most of the Company's products requiring assembly, it relies on a limited number of contract electronic manufacturers, principally Jabil and TYCO. The Company also maintains manufacturing agreements with a limited number of semiconductor manufacturers for the production of key products, including those used in the Company's Utility products. The Neuron Chip, which is an important component that the Company and its customers use in control network devices, is currently manufactured and distributed by two providers, Toshiba and Cypress Semiconductor. Toshiba has informed the Company that it does not intend to renew its Neuron Chip agreement with Echelon, which expired in January 2010. Another semiconductor supplier, STMicroelectronics, manufactures the Company's power line smart transceiver products, for which the Company has no alternative source. In addition, the Company currently purchases several key products and components from sole or limited source suppliers with which it does not maintain signed agreements that would obligate them to supply to the Company on negotiated terms.

If any of the Company's key suppliers were to stop manufacturing the Company's products or cease supplying the Company with its key components, it could be expensive and time consuming to find a replacement. Also, as the Company's Utility business grows, it will be required to expand its business with its key suppliers or find additional sources of supply. There is no guarantee that the Company would be able to find acceptable alternative or additional sources.

The failure of any key manufacturer to produce a sufficient number of products on time, at agreed quality levels, and fully compliant with the Company's product, assembly and test specifications could adversely affect the Company's revenues and gross profit, and could result in claims against the Company by its customers, which could harm the Company's results of operations and financial position.

(q) Computation of Basic and Diluted Net Loss Per Share and Pro Forma Basic Net Loss Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the period. Diluted net income per share is calculated by adjusting the weighted average number of outstanding shares assuming conversion of all potentially dilutive stock options and warrants under the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the years ended December 31, 2010, 2009, and 2008 (in thousands, except per share amounts):

	Year Ended December 31,		
	2010	2009	2008
Net loss (Numerator):			
Net loss, basic and diluted	$ (31,312)	$ (32,034)	$ (25,831)
Shares (Denominator):			
Weighted average shares used in basic computation	41,365	40,724	40,636
Weighted average shares used in diluted computation	41,365	40,724	40,636
Net loss per share:			
Basic	$ (0.76)	$ (0.79)	$ (0.64)
Diluted	$ (0.76)	$ (0.79)	$ (0.64)

For the years ended December 31, 2010, 2009, and 2008, the diluted net loss per share calculation is equivalent to the basic net loss per share calculation as there are no potentially dilutive stock options due to the Company's net loss position. The number of stock options and performance shares excluded from these calculations in 2010, 2009, and 2008 were 6,476,817, 7,392,866, and 6,860,098, respectively.

(r) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company takes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon effective settlement. The Company re-evaluates its income tax positions on a quarterly basis to consider factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in recognition of a tax benefit or an additional charge to the tax provision. Interest and penalties on unrecognized tax benefits are classified as income tax expense.

(s) Comprehensive Loss

Comprehensive loss for the Company consists of net loss plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

(t) Recent Accounting Pronouncements

With the exception of item *(e) – Revenue Recognition* discussed above, there have been no new recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2010, that are of significance, or potential significance, to the Company.

2. FINANCIAL INSTRUMENTS

On a recurring basis, the Company measures certain of its financial assets, namely its cash equivalents and available-for-sale investments, at fair value. The Company does not have any financial liabilities measured at fair value on a recurring basis. The fair value of the Company's financial assets measured at fair value on a recurring basis was determined using the following inputs at December 31, 2010 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds [1]	$ 5,246	$ 5,246	$ --	$ --
Fixed income available-for-sale securities: [2]				
U.S. government securities	56,957	---	56,957	---
Total fixed income available-for-sale securities	56,957	---	56,957	---
Total	$ 62,203	$ 5,246	$ 56,957	$ ---

There have been no transfers between fair value measurement levels during the year ended December 31, 2010.

The fair value of the Company's financial assets measured at fair value on a recurring basis was determined using the following inputs at December 31, 2009 (in thousands):

	Fair Value Measurements at Reporting Date Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (1)	$ 1,655	$ 1,655	$ --	$ --
Fixed income available-for-sale securities: (2)				
U.S. corporate commercial paper	14,991	---	14,991	---
U.S. government securities	52,919	---	52,919	---
Total fixed income available-for-sale securities	67,910	---	67,910	---
Total	$ 69,565	$ 1,655	$ 67,910	$ ---

(1) Included in cash and cash equivalents in the Company's condensed consolidated balance sheets

(2) Included in either cash and cash equivalents or short-term investments in the Company's condensed consolidated balance sheets

All of the $57.0 million of fixed income available-for-sale securities at December 31, 2010 are classified as short-term investments. Of the $67.9 million of fixed income available-for-sale securities at December 31, 2009, approximately $5.0 million are classified as cash equivalents, while the remaining $62.9 million are classified as short-term investments. As discussed in Note 1, cash equivalents consist of either investments with remaining maturities of three months or less at the date of purchase, or money market funds for which the carrying amount is a reasonable estimate of fair value.

The Company's fixed income available-for-sale securities consist of U.S. government securities with a minimum and weighted average credit rating of A-1+. The Company values these securities based on pricing from pricing vendors, who may use quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value. However, the Company classifies all of its fixed income available-for-sale securities as having Level 2 inputs. The valuation techniques used to measure the fair value of the Company's financial instruments having Level 2 inputs were derived from non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models, such as discounted cash flow techniques. Our procedures include controls to ensure that appropriate fair values are recorded such as comparing prices obtained from multiple independent sources.

The amortized cost basis, aggregate fair value and gross unrealized holding gains and losses for the Company's available-for-sale short-term investments, by major security type, were as follows as of December 31, 2010 (in thousands):

	Amortized Cost	**Aggregate Fair Value**	**Unrealized Holding Gains**	**Unrealized Holding Losses**
U.S. government securities	$ 56,940	$ 56,957	$ 17	$ --
Total investments in debt securities	$ 56,940	$ 56,957	$ 17	$ --

The amortized cost basis, aggregate fair value and gross unrealized holding gains and losses for the Company's available-for-sale short-term investments, by major security type, were as follows as of December 31, 2009 (in thousands):

	Amortized Cost	**Aggregate Fair Value**	**Unrealized Holding Gains**	**Unrealized Holding Losses**
U.S. corporate commercial paper	$ 9,991	$ 9,991	$ --	$ --
U.S. government securities	52,917	52,919	15	13
Total investments in debt securities	$ 62,908	$ 62,910	$ 15	$ 13

As of December 31, 2010 and 2009, the Company's available-for-sale securities had original contractual maturities of between three to twelve months. As of December 31, 2010 and 2009, the average remaining term to maturity for the Company's available-for-sale securities was five and six months, respectively.

As of December 31, 2010, there were no investments that were in an unrealized loss position. The following table show the gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2009, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (in thousands):

	December 31, 2009					
	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government securities	$ 16,941	$ (13)	$ ---	$ ---	$ 16,941	$ (13)
Total	$ 16,941	$ (13)	$ ---	$ ---	$ 16,941	$ (13)

Market values were determined for each individual security in the investment portfolio. The decline in value of these investments is primarily related to changes in interest rates and is considered to be temporary in nature. The Company reviews its investments on a regular basis to evaluate whether or not any have experienced an other-than-temporary decline in fair value. In performing its review, the Company considers factors such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issuer, and the Company's intent to sell (or whether it is more likely than not that the Company will be required to sell) the investment before recovery of the investment's amortized cost basis. If the Company believes that an other-than-temporary decline exists, that investment is written down to fair value. In writing the investment down to fair value, any other-than-temporary declines related to a credit loss would be recorded to interest and other income (expense), net in the Company's Consolidated Statements of Operations. Any portion not related to credit loss would be recorded to accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity. For each of the three years ended December 31, 2010, gross realized gains and losses on the Company's investment portfolio were not material and there were no other-than-temporary impairments.

3. PROPERTY AND EQUIPMENT

A summary of property and equipment, net as of December 31, 2010 and December 31, 2009 is as follows (in thousands):

	December 31, 2010	December 31, 2009
Buildings and improvements	$ 37,356	$ 37,356
Computer and other equipment	23,496	23,313
Software	4,933	4,791
Furniture and fixtures	2,729	2,787
Leasehold improvements	3,978	3,950
	72,492	72,197
Less: Accumulated depreciation and amortization	(41,472)	(36,602)
Property and equipment, net	$ 31,020	$ 35,595

Property and equipment are stated at cost. The cost of buildings and improvements for the Company's leased San Jose, California headquarters facilities, for which it is the "deemed owner" for accounting purposes only, includes both the costs paid for directly by the Company and the costs paid for by the builder (lessor) from the period commencing with the start of construction through the lease commencement date for each building. These "building assets" are reflected as "Buildings and Improvements" in the schedule above. Building improvements paid for by the Company subsequent to the lease commencement date of each building are reflected as "Leasehold Improvements" in the schedule above.

Effective June 2008, the building leases were amended, resulting in an extension of the lease term for both buildings through March 2020. As a result of the lease extensions, the lease financing obligations for each building were increased based on the present value of the revised lease payments on the date of the extension, with a corresponding increase to the net carrying amount of the cost of the building assets (see further information below).

Depreciation is provided using the straight-line method as follows:

- Building assets and leasehold improvements are depreciated over the shorter of the remaining lease term or estimated useful lives (see further information below);
- Computer equipment and related software, other equipment, and furniture and fixtures are depreciated over their estimated useful lives of two to five years; and
- Certain telecommunications equipment is depreciated over its estimated useful life of 10 years.

Accounting for buildings and improvements

In December 1999, the Company entered into a lease agreement with a real estate developer for its existing corporate headquarters in San Jose, California. In October 2000, the Company entered into a second lease agreement with the same real estate developer for an additional building at its headquarters site. These leases were scheduled to expire in 2011 and 2013, respectively.

Effective June 2008, the building leases were amended resulting in an extension of the lease term for both buildings through March 2020. The extended leases require minimum lease payments through March 2020 totaling approximately $48.9 million. Both leases permit the Company to exercise an option to extend the respective lease for two sequential five-year terms. In addition, the amended leases eliminated the Company's requirement to provide the landlord with security deposits totaling $6.2 million, which the Company had previously satisfied through the issuance of standby letters of credit ("LOCs").

The Company has historically accounted for the two buildings at its San Jose, California headquarters site under authoritative guidance pertaining to leases in which the Company is both involved in the construction of the lease assets and for which certain sale-leaseback criteria are not met. This results in the Company being the "deemed owner" of the two buildings for accounting purposes only. Accordingly, the leases associated with these facilities are accounted for as financing obligations.

For the December 1999 and October 2000 lease agreements, the Company initially recorded lease financing obligations of $12.0 million and $15.2 million, respectively, which corresponded to the building asset costs paid for by the lessor. As a result of the lease extension in June 2008, the Company increased the carrying amount of its lease financing obligations by approximately $12.5 million to approximately $27.6 million (an amount equal to the present value of the revised lease payments at the date of the lease extension), with a corresponding increase to the net carrying amount of the building assets. In addition, all of the accumulated depreciation on the building assets at the date of the lease extensions (approximately $16.0 million) was eliminated with a corresponding decrease to the gross carrying amount of the building assets. As a result of the extension in lease terms, the Company also extended the estimated useful lives of the building assets and the leasehold improvements to equal the amended lease term.

For the years ended December 31, 2010, 2009, and 2008, the Company has recorded depreciation expense associated with the building assets of $2.0 million, $2.0 million, and $2.3 million, respectively. As of December 31, 2010 and December 31, 2009, the net book value of the building assets was $18.6 million and $20.7 million, respectively.

Under the lease agreements, a portion of the total lease payments is accounted for as an operating lease of land and recorded as expense on a straight-line basis over the term of the lease. The remaining portions of the monthly lease payments are considered to be payments of principal and interest on the lease financing obligations. For the years ended December 31, 2010, 2009, and 2008, land lease expense was $741,000, $741,000, and $604,000, respectively; principal reductions on the lease financing obligations were $1.6 million, $1.4 million and $1.8 million, respectively; and interest expense was $1.6 million, $1.7 million, and $1.4 million, respectively. See Note 8 for further information on commitments for future minimum lease payments associated with the lease financing obligations.

4. STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK OPTION PLANS

(a) Preferred Stock

As of December 31, 2010, the Company was authorized to issue 5,000,000 shares of new $0.01 par value preferred stock, of which none was outstanding.

(b) Common Stock

As of December 31, 2010, the Company was authorized to issue 100,000,000 shares of $0.01 par value common stock, of which 41,992,276 were outstanding.

In March and August 2004, March 2006, and February 2007, the Company's board of directors approved a stock repurchase program, which authorized the Company to repurchase up to 3.0 million shares of the Company's common stock. Since inception, the Company repurchased a total of 2,204,184 shares under the program at a cost of $16.1 million. The stock repurchase program expired in March 2008.

In April 2008, the Company's board of directors approved a new stock repurchase program, which authorizes the Company to repurchase up to 3.0 million shares of the Company's common stock. There were no repurchases under the new stock repurchase program during the year ended December 31, 2010. Since inception, the Company has repurchased a total of 750,000 shares under the program at a cost of $8.9 million. As of December 31, 2010, 2,250,000 shares were available for repurchase. The new stock repurchase program will expire in April 2011.

(c) Stock Option Programs

The Company grants equity compensation awards under the 1997 Stock Plan (the "1997 Plan"). Prior to July 2008, the Company also issued options to certain members of its Board of Directors under the 1998 Director Option Plan (the "Director Option Plan"). A more detailed description of each plan can be found below.

Stock option and other equity compensation grants are designed to reward employees, officers, and directors for their long-term contribution to the Company, to align their interest with those of the Company's stockholders in creating stockholder value, and to provide incentives for them to remain with the Company. The number and frequency of equity compensation grants is based on competitive practices, operating results of the Company, and accounting regulations. Since the inception of the 1997 Plan, the Company has granted options to all of its employees.

Historically, the Company has issued new shares upon the exercise of stock options. However, treasury shares are also available for issuance, although the Company does not currently intend to use treasury shares for this purpose.

1997 Stock Plan

During 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan") for employees, officers and directors, which was amended and restated in May 2004. As of December 31, 2010, a total of 15,511,170 shares of Common Stock were reserved for issuance under the 1997 Plan. This plan includes annual increases on the first day of the Company's fiscal year (beginning in 2000) not to exceed the lesser of (i) 5,000,000 shares or (ii) 4% of the outstanding shares on such date. Incentive stock options to purchase shares of common stock may be granted at not less than 100% of the fair market value. Options granted prior to June 15, 2000 and after May 5, 2003, generally have a term of five years from the date of grant. Options granted June 15, 2000 through May 5, 2003, generally have a term of ten years. The exercise price of stock options granted under the 1997 Plan is determined by the Board of Directors (or a Committee of the Board of Directors), but will be at least equal to 100% of the fair market value per share of common stock on the date of grant (or at least 110% of such fair market value for an incentive stock option granted to a stockholder with greater than 10% voting power of all our stock), except that up to 10% of the aggregate number of shares reserved for issuance under the 1997 Plan (including shares that have been issued or are issuable in connection with options exercised or granted under the 1997 Plan) may have exercise prices that are from 0% to 100% of the fair market value of the common stock on the date of grant. Options generally vest ratably over four years.

The 1997 Plan also allows for the issuance of stock purchase rights and options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased pursuant to a stock purchase agreement generally vest ratably over four years. In the event of termination of employment, the Company, at its discretion, may repurchase unvested shares at a price equal to the original issuance price. In addition, the 1997 Plan allows for the issuance of stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), and restricted stock units ("RSUs"). SARs are rights to receive, in cash or shares of our common stock, as designated on the grant date, the appreciation in fair market value of common stock between the exercise date and the date of grant. To date, the Company has only issued SARs that can be settled in shares of the Company's common stock. SARs may be granted alone or in tandem with options. The exercise price of a SAR will be at least equal to 100% of the fair market value per share of common stock on the date of grant. SARs issued by the Company generally vest in equal, annual installments over four years, and expire on the fifth anniversary of the grant date. RSUs are awards that result in a payment to a participant, generally in the form of an issuance of shares of the Company's common stock, at such time as specified performance goals or other vesting criteria are achieved or the awards otherwise vest. RSUs and RSAs issued by the Company generally vest in equal, annual installments over four years, although certain of these awards vest monthly over twelve months, or 100% after one or two years. In addition, certain of these RSU and RSA grants have additional financial-based performance requirements that must be met before vesting can occur. RSUs and RSAs with performance-based vesting conditions expire no later than the fifth anniversary of the grant date if the performance criteria have not been met.

1998 Directors Option Plan

The 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in May 1998 and became effective upon the closing of the initial public offering of the Company's stock in July 1998. It provided for stock option grants to non-employee directors. The Director Plan expired in July 2008. Future grants made to members of our Board of Directors will be made from the 1997 Plan. Prior to its expiration, options granted under the Director Plan were generally fully vested on the date of grant and had exercise prices equal to the per share fair market value of the Company's common stock on the date of grant. During 2008, options to purchase an aggregate of 75,000 shares were granted under the Director Plan. The weighted average exercise price for the options granted in 2008 was $13.12.

In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, each outstanding option granted under the Director Plan shall be assumed or an equivalent option may be substituted by the successor corporation. Following such assumption or substitution, if the optionee's status as a director of the successor corporation terminates other than upon a voluntary resignation by the optionee, the option shall become fully exercisable, including as to shares as to which it would not otherwise be exercisable. If the outstanding options are not assumed or substituted, the options shall become fully vested and exercisable. Options granted must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's five year term; provided, however, that shares subject to an option granted to a director who has served as a director with the Company for at least five years shall become fully vested and exercisable for the remainder of the option's five year term upon such director's termination. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

(d) Employee Stock Option Exchange Program

On November 19, 2008, the Company announced a voluntary employee stock option exchange program (the "Exchange Program") whereby eligible employees were given an opportunity to exchange some or all of their outstanding stock options and SARs, collectively the "Surrendered Awards", for a predetermined number of new SARs. Under the Exchange Program, participating eligible employees would receive one new SAR for each Surrendered Award with an exercise price less than $12.00 per share. For exchanged options with an exercise price equal to or greater than $12.00 per share, participants would receive between 0.33 and 0.67 new SARs for each Surrendered Award exchanged, depending on the exercise price of the Surrendered Award. The Company's board of directors and Compensation Committee approved the Exchange Program to restore the retention and incentive benefits of the Company's equity awards. Non-employee members of the Company's board of directors were not eligible to participate in the Exchange Program.

On December 17, 2008, in accordance with the Exchange Program, the Company accepted and cancelled options and SARs to purchase 4,659,926 shares of its common stock. On the same day, the Company granted new SARs totaling 3,240,890 shares. The new SARs were granted at an exercise price of $7.69, the closing price of the Company's stock on December 17, 2008. The new SARs granted under the Exchange Program have vesting schedules and maximum terms as follows:

Percentage of Surrendered Award Vested as of December 17, 2008	Vesting Schedule of New SARs	Maximum Term of New SARs
Fully vested	100% of the new SARs will be scheduled to vest on the first anniversary of the new grant date	two (2) years
75% vested	50% of the new SARs will be scheduled to vest on each of the first and second anniversaries of the new grant date	three (3) years
50% vested	33.33% of the new SARs will be scheduled to vest on each of the first three (3) anniversaries of the new grant date	four (4) years
25% or less vested	25% of the new SARs will be scheduled to vest on each of the first four (4) anniversaries of the new grant date	five (5) years

See Note 5 for a discussion of the accounting for the Exchange Program.

(e) Stock Award Activity

The following table summarizes stock award activity under all plans for the years ended December 31, 2010, 2009, and 2008:

	Shares Available for Grant	Options Outstanding: Number Outstanding		Options Outstanding: Weighted-Average Exercise Price Per Share
BALANCE AT DECEMBER 31, 2007	8,527,059	7,032,823	$	13.26
Options and stock appreciation rights granted	(4,297,547)	4,297,547		8.98
RSUs granted	(777,732)	---		---
Options and stock appreciation rights cancelled	5,266,484	(5,266,484)		14.96
RSUs cancelled	128,109	---		---
Options exercised	---	(405,561)		9.66
Unissued shares returned to plan	6,510	---		---
1998 Directors Plan shares expired	(855,000)	---		---
Additional shares reserved	1,729,454	---		---
BALANCE AT DECEMBER 31, 2008	9,727,337	5,658,325	$	8.69
Options and stock appreciation rights granted	(1,161,442)	1,161,442		8.07
RSUs granted	(748,019)	---		---
Options and stock appreciation rights cancelled	463,439	(463,439)		12.01
RSUs cancelled	120,612	---		---
Options exercised	---	(427,552)		6.74
Unissued shares returned to plan	3,490	---		---
1998 Directors Plan shares expired	(40,000)	---		---
Additional shares reserved	1,618,282	---		---
BALANCE AT DECEMBER 31, 2009	9,983,699	5,928,776	$	8.45
Options and stock appreciation rights granted	(342,900)	342,900		7.68
RSUs granted	(1,628,183)	---		---
Options and stock appreciation rights cancelled	348,913	(348,913)		10.42
RSUs cancelled	168,298	---		---
Options exercised	---	(1,647,115)		7.61
Unissued shares returned to plan	1,260,465	---		---
1998 Directors Plan shares expired	(10,000)	---		---
Additional shares reserved	1,640,230	---		---
BALANCE AT DECEMBER 31, 2010	11,420,522	4,275,648	$	8.55

The total intrinsic value of options and SARs exercised during the years ended December 31, 2010, 2009, and 2008 was approximately $2.8 million, $1.0 million, and $1.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

The following table provides additional information regarding RSU and RSA activity for the years ended December 31, 2010, 2009, and 2008:

	Number Nonvested and Outstanding	Weighted-Average Grant Date Fair-Value
BALANCE AT DECEMBER 31, 2007	874,879	$ 15.05
RSUs granted	777,732	10.88
RSUs vested and released	(322,729)	12.93
RSUs cancelled	(128,109)	13.22
BALANCE AT DECEMBER 31, 2008	1,201,773	$ 13.11
RSUs granted	748,019	7.87
RSUs vested and released	(365,090)	12.74
RSUs cancelled	(120,612)	13.17
BALANCE AT DECEMBER 31, 2009	1,464,090	$ 10.52
RSUs and RSAs granted	1,628,183	8.02
RSUs vested and released	(722,806)	10.06
RSUs cancelled	(168,298)	9.76
BALANCE AT DECEMBER 31, 2010	2,201,169	$ 8.88

The fair value of each RSU and RSA grant was estimated on the date of grant by multiplying the number of shares granted times the fair market value of the Company's stock on the grant date. The total intrinsic value of RSUs vested and released during the years ended December 31, 2010, 2009, and 2008 was approximately $6.2 million, $3.9 million, and $3.9 million, respectively. The intrinsic value of vested and released RSUs is calculated by multiplying the fair market value of the Company's stock on the vesting date by the number of shares vested. As of December 31, 2010, the number of RSUs and RSAs outstanding and expected to vest was 2,069,833, with a total intrinsic value of $21.1 million. The intrinsic value of the outstanding and expected to vest RSUs and RSAs is calculated based on the market value of the Company's closing stock price of $10.19 as of December 31, 2010, the last market trading day of 2010.

The following table provides additional information for significant ranges of outstanding and exercisable stock options and stock appreciation rights as of December 31, 2010:

	Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
	$5.99-6.35	434,236	1.28	$ 6.14	$ 1,757,853
	7.35-7.47	1,086,944	4.13	7.46	2,963,626
	7.69	1,638,679	2.12	7.69	4,096,695
	7.82-10.00	499,240	1.87	8.82	685,312
	10.04-13.74	466,800	2.47	12.63	1,351
	$13.85-$28.65	149,749	1.26	19.07	---
Outstanding		4,275,648	2.52	$ 8.55	$ 9,504,837
Vested and expected to vest		4,191,294	2.52	$ 8.55	$ 9,301,350
Exercisable		2,645,017	1.83	$ 8.80	$ 5,588,751

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $10.19 as of December 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

5. STOCK-BASED COMPENSATION:

(a) Valuation of Options, SARs, and Performance Shares Granted

The Company has elected to use the BSM option-pricing model to estimate the fair value of stock options and SARs that it grants.

The BSM model incorporates various assumptions including volatility, expected term of the option from the date of grant to the time of exercise, risk-free interest rates, and dividend yields. Excluding SARs granted in December 2008 as part of the Exchange Program, which is discussed further below, the weighted average fair value of options and SARs granted during the years ended December 31, 2010, 2009, and 2008, was $3.94, $4.48, and $6.33, respectively, and was determined using the following weighted average assumptions:

	Year Ended December 31,		
	2010	2009	2008
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.2%	1.8%	2.7%
Expected volatility	67.5%	71.9%	61.1%
Expected term (in years)	4.2	4.3	4.1

The expected dividend yield reflects the fact that the Company has not paid any dividends in the past and does not currently intend to pay dividends in the foreseeable future. The risk-free interest rate assumption is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option. The expected volatility is based on both the historical volatility of the Company's common stock over the most recent period commensurate with the expected life of the option as well as on implied volatility calculated from the market traded options on the Company's stock. For options and SARs granted prior to January 1, 2008, the expected term was calculated using the simplified method. Under the simplified method, the expected term was calculated by taking the average of the vesting term and the contractual term of the option. For options and SARs granted subsequent to December 31, 2007, the expected term has been calculated by applying a Monte Carlo simulation model that incorporates the Company's historical data on post-vest exercise activity and employee termination behavior.

The grant date fair value of RSUs and RSAs granted to employees is determined by multiplying the fair market value of the Company's stock on the grant date times the number of RSUs and RSAs awarded. During 2008, the Company issued a limited number of performance shares to a consultant. The fair value for these awards is determined at the earlier of the date at which a commitment for performance by the consultant to earn the performance shares is reached, or the date at which the consultant's performance necessary for the performance shares to vest has been completed.

(b) Accounting for Employee Stock Option Exchange Program

As discussed in Note 4, the Company completed a stock option exchange program for eligible employees on December 17, 2008. As a result of its terms, the Exchange Program is considered a modification to the Surrendered Awards, which requires the calculation of incremental compensation cost. The incremental compensation cost is calculated by comparing the fair value of each newly issued SAR to the fair value of the corresponding Surrendered Award, each of which was calculated as of December 17, 2008 using the BSM option-pricing model. To the extent the fair value of the newly issued SARs exceeds the fair value of the Surrendered Awards, there is incremental compensation cost. The total incremental compensation cost resulting from the Exchange Program was $2.3 million, and was calculated using the following weighted average assumptions.

	Surrendered Awards	Newly Issued SARs
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	0.8%	1.0%
Expected volatility	77.1%	73.7%
Expected term (in years)	2.5	2.9

The Company must also continue to amortize previously unrecognized compensation expense related to the original grant date fair value of the Surrendered Awards. The Company has elected to combine both the incremental value and the unamortized original grant date fair value of the Surrendered Awards, the total of which will be recognized as compensation expense over the vesting term of the new SARs.

(c) Expense Allocation

Compensation expense for all share-based payment awards, including those granted prior to January 1, 2006, has been recognized using the accelerated multiple-option approach. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the years ended December 31, 2010, 2009, and 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures have been estimated based on historical experience.

As of December 31, 2010, there were 481,189 non-vested RSUs and RSAs (with a grant date fair value of approximately $3.6 million) that were subject to certain financial-based performance requirements that must be achieved before vesting can occur. Of these 481,189 non-vested RSUs and RSAs, 116,189 (that were issued in May 2009 with a grant date fair value of approximately $859,000) contain financial-based performance conditions that must be achieved by May 2014, and the remaining 365,000 RSUs and RSAs (that were issued in August 2010 with a grant date fair value of approximately $2.7 million) contain financial-based performance conditions that must be achieved by April 2015.

Through December 31, 2010, cumulative compensation expense of $1.0 million associated with the 116,189 RSUs granted in May 2009 and the 365,000 RSUs and RSAs granted in August 2010 has been recognized because the Company believes it is probable that the associated financial performance requirements will be achieved. If such requirements are not met, no compensation cost will be recognized and any recognized compensation cost will be reversed. For these 481,189 awards that are considered probable of achievement, the unearned compensation expense of $2.6 million is expected to be recognized over estimated service periods ranging from 1.5 years to 3.0 years. To the extent the Company's estimate of the timing of achievement of the performance requirements changes in the future, the timing of recognition of the related compensation expense may change.

As of December 31, 2010, total compensation cost related to non-vested stock options and other equity based awards not yet recognized was $13.9 million, which is expected to be recognized over the next 20 months on a weighted-average basis, and of which $2.6 million relates to awards subject to certain financial-based performance requirements.

The following table summarizes the stock-based compensation expense related to employee stock options and share awards for the years ended December 31, 2010, 2009, and 2008, which was allocated as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Cost of sales – product	$ 1,172	$ 1,534	$ 1,628
Cost of sales – service	125	183	209
Stock-based compensation expense included in cost of sales	1,297	1,717	1,837
Product development	4,185	5,651	6,032
Sales and marketing	2,939	3,421	2,986
General and administrative	3,907	3,614	3,603
Stock-based compensation expense included in operating expenses	11,031	12,686	12,621
Total stock-based compensation expense related to stock options and share awards	12,328	14,403	14,458
Tax benefit	--	--	--
Stock-based compensation expense related to stock options and share awards, net of tax	$ 12,328	$ 14,403	$ 14,458

Of the $12.3 million of compensation expense recorded for the year ended December 31, 2010, approximately $4.5 million related to equity compensation awards granted during 2010, while the remaining $7.8 million related to equity compensation awards granted on or before December 31, 2009. Of the $14.4 million of compensation expense recorded for the year ended December 31, 2009, approximately $4.3 million related to equity compensation awards granted during 2009, while the remaining $10.1 million related to equity compensation awards granted on or before December 31, 2008. Of the $14.5 million of compensation expense recorded for the year ended December 31, 2008, approximately $4.3 million related to equity compensation awards granted during 2008, while the remaining $10.2 million related to equity compensation awards granted on or before December 31, 2007.

As of December 31, 2010, approximately $60,000 and $18,000 of stock-based compensation expense was capitalized as part of the cost of inventory and deferred cost of goods sold, respectively. As of December 31, 2009, approximately $99,000 and $29,000 of stock-based compensation expense was capitalized as part of the cost of inventory and deferred cost of goods sold, respectively.

6. SIGNIFICANT CUSTOMERS:

The Company markets its products and services throughout the world to original equipment manufacturers (OEMs) and systems integrators in the building, industrial, transportation, utility/home, and other automation markets. During the three years ended December 31, 2010, the Company had four customers that accounted for a significant portion of its revenues: EBV Electronik GmbH ("EBV"), the Company's primary distributor of its Commercial products in Europe; Duke Energy Corporation ("Duke"), a U.S. utility company; and Eltel Networks A/S ("Eltel") and ES Elektrosandberg AB ("ES"), value added resellers of the Company's Utility products. For the years ended December 31, 2010, 2009, and 2008, the percentages of the Company's revenues attributable to sales made to these customers were as follows:

	Year Ended December 31,		
	2010	2009	2008
Eltel	28.5%	25.3%	4.2%
EBV	12.8%	13.6%	15.3%
Duke	6.3%	10.7%	10.3%
ES	0.5%	1.4%	14.9%
Total	48.1%	51.0%	44.7%

Of the percentage of sales made to EBV, approximately 0.5% for the year ended December 31, 2009, related to sales of components we sold to EBV, which EBV in turn sold to one of Enel's third party meter manufacturers. Elsewhere in these Consolidated Financial Statements, those sales are reported as Enel Project revenues. The Company's contract with EBV, which has been in effect since 1997 and has been renewed annually thereafter, expires in December 2011.

7. GOODWILL:

The carrying amount of goodwill as of December 31, 2010, 2009, and 2008 relates to three acquisitions, including ARIGO Software GmbH ("ARIGO") in 2001, BeAtHome in 2002, and MTC in 2003. The goodwill acquired as part of the ARIGO transaction is valued in Euros, and is therefore subject to foreign currency translation gains and losses. The changes in the carrying amount of goodwill, net for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	Amount
Balance as of December 31, 2008	$ 8,417
Unrealized foreign currency translation gain	79
Balance as of December 31, 2009	8,496
Unrealized foreign currency translation loss	(180)
Balance as of December 31, 2010	$ 8,316

8. COMMITMENTS AND CONTINGENCIES:

(a) Lease Commitments

As discussed in Note 3, the Company accounts for the leases of its corporate headquarters facilities as lease financing obligations. As of December 31, 2010, the future minimum lease payments for the lease financing obligations were as follows (in thousands):

2011	$ 3,174
2012	3,214
2013	3,254
2014	3,328
2015	3,410
2016 and thereafter	15,386
Total payments	$ 31,766
Amount representing interest	(7,989)
Present value of future minimum lease payments	$ 23,777
Lease financing obligations classified as current	$ 1,716
Lease financing obligations classified as long-term	$ 22,061

The Company also leases facilities under operating leases for its sales, marketing, and product development personnel located elsewhere within the United States and in eleven foreign countries throughout Europe and Asia, including a land lease for accounting purposes associated with the Company's corporate headquarters facilities. These operating leases expire on various dates through 2020, and in some instances are cancelable with advance notice. Lastly, the Company also leases certain equipment and, for some of its sales personnel, automobiles. These operating leases are generally less than five years in duration. As of December 31, 2010, future minimum lease payments under all operating leases, including $7.1 million related to the land lease associated with the Company's corporate headquarters facilities (see Note 3), were as follows (in thousands):

2011	$ 1,606
2012	1,244
2013	1,052
2014	869
2015	867
2016 and thereafter	3,423
Total	$ 9,061

Rent expense for all operating leases was approximately $2.1 million for 2010, $2.0 million for 2009, and $1.9 million for 2008. Although certain of the operating lease agreements provide for escalating rent payments over the term of the lease, rent expense under these agreements is recognized on a straight-line basis. As of December 31, 2010, the Company has accrued approximately $347,000 of deferred rent related to these agreements, of which approximately $56,000 is reflected in current liabilities while the remainder is reflected in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2009, the Company has accrued approximately $409,000 of deferred rent related to these agreements, of which approximately $48,000 is reflected in current liabilities while the remainder is reflected in other long-term liabilities in the accompanying consolidated balance sheet. See Note 3 for explanation of land lease expense on the Company's corporate headquarters facilities.

(b) Royalties

The Company has certain royalty commitments associated with the shipment and licensing of certain of its products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which is recorded as a component of cost of product revenues in the Company's consolidated statements of income, was approximately $616,000, $450,000, and $513,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company will continue to be obligated for royalty payments in the future associated with the shipment and licensing of certain of its products. The Company is currently unable to estimate the maximum amount of these future royalties. However, such amounts will continue to be dependent on the number of units shipped or the amount of revenue generated from these products.

(c) Guarantees

In the normal course of business, the Company provides indemnifications of varying scope to its customers against claims of intellectual property infringement made by third parties arising from the use of its products. Historically, costs related to these indemnification provisions have not been significant. However, the Company is unable to estimate the maximum potential impact of these indemnification provisions on its future results of operations.

As permitted under Delaware law, the Company has entered into agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has directors and officers insurance coverage that would enable it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

(d) Taxes

The Company conducts operations in many tax jurisdictions throughout the world. In many of these jurisdictions, non-income based taxes such as property taxes, sales and use taxes, and value-added taxes are assessed on the Company's operations in that particular location. While the Company strives to ensure compliance with these various non-income based tax filing requirements, there have been instances where potential non-compliance exposures have been identified. In accordance with accounting principles generally accepted in the United States of America, the Company makes a provision for these exposures when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. To date, such provisions have been immaterial, and the Company believes that, as of December 31, 2010, it has adequately provided for such contingencies. However, it is possible that the Company's results of operations, cash flows, and financial position could be harmed if one or more non-compliance tax exposures are asserted by any of the jurisdictions where the Company conducts its operations.

(e) Legal Actions

In April 2009, the Company received notice that the receiver for two companies that filed for the Italian law equivalent of bankruptcy protection in May 2004, Finmek Manufacturing SpA and Finmek Access SpA (collectively, the "Finmek Companies"), had filed a lawsuit under an Italian "claw back" law in Padua, Italy against the Company, seeking the return of approximately $16.7 million in payments received by the Company in the ordinary course of business for components sold by the Company to the Finmek

Companies prior to the bankruptcy filing. The Finmek Companies were among Enel's third party meters manufacturers, and from time to time through January 2004, the Company sold components to the Finmek Companies that were incorporated into the electricity meters that were manufactured by the Finmek Companies and sold to Enel SpA for the Enel Project. The Company believes that the Italian claw back law is not applicable to its transactions with the Finmek Companies, and the claims of the Finmek Companies' receiver are without merit, and it is defending the lawsuit.

From time to time, in the ordinary course of business, the Company may be subject to other legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. While the Company believes it has adequately provided for such contingencies as of December 31, 2010, the amounts of which were immaterial, it is possible that the Company's results of operations, cash flows, and financial position could be harmed by the resolution of any such outstanding claims.

(f) Line of Credit

The Company maintains a $10.0 million line of credit with its primary bank, which expires on July 1, 2011. The letter of credit contains certain financial covenants requiring the Company to maintain an overall minimum tangible net worth level and to maintain a minimum level of liquid assets. As of December 31, 2010, the Company was in compliance with these covenants. As of December 31, 2010, the Company's primary bank has issued, against the line of credit, two standby letters of credit totaling $146,000. Other than issuing standby letters of credit, the Company has never drawn against the line of credit, nor have amounts ever been drawn against the standby letters of credit issued by the bank.

9. INCOME TAXES:

The provision for income taxes attributable to continuing operations is based upon income (loss) before income taxes from continuing operations as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Domestic	$ (31,730)	$ (32,793)	$ (25,842)
Foreign	719	502	308
	$ (31,011)	$ (32,291)	$ (25,534)

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Federal:			
Current	$ ---	$ (392)	$ (195)
Deferred	---	---	---
Total federal provision	---	(392)	(195)
State:			
Current	4	4	5
Deferred	---	---	---
Total state provision	4	4	5
Foreign:			
Current	297	131	487
Deferred	---	---	---
Total foreign provision	297	131	487
Total income tax expense (benefit)	$ 301	$ (257)	$ 297

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Federal tax at statutory rate of 35%	$ (10,854)	$ (11,302)	$ (8,937)
State taxes, net of federal benefit	2	2	5
U.S.-Foreign rate differential	42	140	155
Change in Valuation Allowance	11,136	11,052	9,766
Others	(25)	(149)	(692)
Total income tax expense (benefit)	$ 301	$ (257)	$ 297

As of December 31, 2010 and 2009, a valuation allowance has been recorded for the entire gross deferred tax asset as a result of uncertainties regarding the realization of the asset balance. As of December 31, 2010 and 2009, the Company had no significant deferred tax liabilities. The components of the net deferred income tax asset are as follows (in thousands):

	December 31,	
	2010	2009
Net operating loss carry forwards	$ 59,724	$ 53,443
Tax credit carry forwards	18,274	17,098
Fixed and intangible assets	7,349	7,040
Capitalized research and development costs	37	41
Reserves and other cumulative temporary differences	24,924	16,017
Gross deferred income tax assets	110,308	93,639
Valuation allowance	(110,308)	(93,639)
Net deferred income tax assets	$ ---	$ ---

As of December 31, 2010, part of our valuation allowance on deferred tax assets pertains to certain tax credits and net operating loss carry forwards. In the future, we will reduce the valuation allowance associated with these credits and losses upon the earlier of the period in which we utilize them to reduce the amount of income tax we would otherwise be required to pay on our income tax returns, or when it becomes more likely than not that the deferred tax assets are realizable. In addition, the Internal Revenue Code of 1986, as amended, contains provisions that limit the net operating loss and credit carryforwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interests. The Company performed an analysis of the ownership changes in 2001. Since that time, some ownership changes may have occurred, which could cause certain of the Company's net operating loss and credit carryforwards to be limited in future periods.

As of December 31, 2010, the Company had net operating loss carryforwards of $188.7 million for federal income tax reporting purposes and $73.8 million for state income tax reporting purposes, which expire at various dates through 2030. Of these amounts, a significant portion represents federal and state tax deductions from stock option compensation. The tax benefit from these deductions will be recorded as an adjustment to additional paid-in capital in the year in which the benefit is realized. In addition, as of December 31, 2010, the Company had approximately $10.4 million and $11.9 million of tax credit carryforwards for increased research expenditures for federal and California purposes, respectively. The federal research tax credits will expire at various dates if not utilized by 2030 and the state tax credit can be carried over indefinitely. In accordance with current Internal Revenue Code rules, federal net operating loss carryforwards must be utilized in full before federal research and development tax credits can be used to offset current tax liabilities. As a result, depending on the Company's future taxable income in any given year, some or all of the federal increased research tax credits, as well as portions of the Company's federal and state net operating loss carryforwards, may expire before being utilized.

Amounts held by foreign subsidiaries are generally subject to United States income taxation on repatriation to the United States. The Company currently intends to permanently reinvest its undistributed earnings from its foreign subsidiaries outside the United States and United States income taxes have not been provided on cumulative total earnings of $8.2 million. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

The following is a rollforward of the Company's uncertain tax positions for the years ended December 31, 2010 and 2009 (in thousands):

	Year Ended December 31,	
	2010	2009
Balance as of the beginning of the year	$ 4,629	$ 4,662
Tax positions related to current year:		
Additions	340	353
Reductions	---	---
Tax positions related to prior years:		
Additions	575	1
Reductions	(1)	(190)
Settlements	---	---
Lapses in statute of limitations	(1,006)	(197)
Balance as of the end of the year	$ 4,537	$ 4,629

Included in the balance of total unrecognized tax benefits at December 31, 2010 are potential benefits of $773,000, which if recognized, would affect the effective rate on income from continuing operations.

On January 1, 2009, the Company had accrued interest and penalties related to the uncertain tax benefits of approximately $310,000. During 2009, the Company decreased the prior year balance by $149,000 and accrued $63,000 of additional penalties and interest. During 2010, the Company decreased the prior year balance by $82,000 and accrued $65,000 of additional penalties and interest.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. In the United States, the tax years from 1993 remain open to examination by federal and most state tax authorities due to certain net operating loss and credit carryforward positions. In the foreign jurisdictions, the number of tax years open to examination by local tax authorities ranges from three to six years.

On December 17, 2010, President Obama signed into law "The Tax Relief, Unemployment Reinsurance Reauthorization and Job Creation Act of 2010." Among many other tax initiatives, the new law extends the 50% bonus depreciation on eligible property through December 31, 2012 and allows for 100% bonus depreciation on eligible property from September 9, 2010 through December 31, 2011. In addition, the federal credit for increased research expenditures has been extended for two years retroactive to January 1, 2010. As the Company anticipates it will continue to be in a tax loss position for 2010, it will forego the bonus depreciation in its U.S. tax filings for the year ended December 31, 2010.

10. WARRANTY RESERVES:

When evaluating the reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical return rates, and historical costs of repair. In addition, certain other applicable factors, such as technical complexity, may also be taken into consideration when historical information is not yet available for recently introduced products. Estimated reserves for warranty costs are generally provided for when the associated revenue is recognized. In addition, additional warranty reserves may be established when the Company becomes aware of a specific warranty related problem, such as a product recall. Such additional warranty reserves are based on the Company's current estimate of the total out-of-pocket costs expected to be incurred to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. The reserve for warranty costs was $904,000 as of December 31, 2010 and $1.0 million as of December 31, 2009.

11. RELATED PARTIES:

During the years ended December 31, 2010, 2009, and 2008, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

From time to time, our Executive Chairman, M. Kenneth Oshman, uses his private plane or charter aircraft for Company business for himself and any employees that accompany him. In August 2008, our Board of Directors approved a reimbursement arrangement whereby our company will reimburse Mr. Oshman for 50% of the costs incurred for his private plane or charter aircraft travel used while on company business. Our Compensation Committee reaffirmed this arrangement in February 2011. Such costs include flight charges (subject to any discounted rate that may apply), fuel, fuel surcharges, landing fees, crew costs and related expenses. During 2010, we recognized a total of approximately $96,000 in expenses pursuant to the reimbursement arrangement, all of which has been included in general and administrative expenses in the Consolidated Statements of Operations. The Audit Committee of our board of directors regularly reviews these reimbursements.

In November 2009, our Board of Directors approved a similar reimbursement arrangement for our then President and Chief Executive Officer, Robert R. Maxfield, whereby our company would reimburse Mr. Maxfield for 50% of the costs incurred for charter aircraft used while on company business. Alternatively, if Mr. Maxfield used his private plane while on company business, we would have reimbursed him for the cost of an equivalent first class ticket on a commercial flight. During 2010, we recognized a total of approximately $1,000 in expense pursuant to the reimbursement arrangement, all of which has been included in general and administrative expenses in the Consolidated Statements of Operations.

In June 2000, we entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock for $130.7 million. The closing of this stock purchase occurred on September 11, 2000. At the closing, Enel had agreed that it would not, except under limited circumstances, sell or otherwise transfer any of those shares for a specified time period. That time period expired September 11, 2003. To our knowledge, Enel has not disposed of any of its 3.0 million shares. Under the terms of the stock purchase agreement, Enel has the right to nominate a member of our board of directors. A representative of Enel is not presently serving on our board.

At the time we entered into the stock purchase agreement with Enel, we also entered into a research and development agreement with an affiliate of Enel (the "R&D Agreement"). Under the terms of the R&D Agreement, we cooperated with Enel to integrate our LonWorks technology into Enel's remote metering management project in Italy, the Contatore Elettronico. We completed the sale of our components and products for the deployment phase of the Contatore Elettronico project during 2005. During 2006, we supplied Enel and its designated manufacturers with limited spare parts for the Contatore Elettronico system. In October 2006, we entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers purchase additional electronic components and finished goods from us. Under the software enhancement agreement, we provide software enhancements to Enel for use in its Contatore Elettronico system. Both the development and supply agreement and the software enhancement agreement expire in December 2011, although delivery of products and services can extend beyond those dates and the agreements may be extended under certain circumstances.

During 2010, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $4.6 million, none of which was included in accounts receivable at December 31, 2010. During 2009, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $10.5 million, $6.1 million of which was included in accounts receivable at December 31, 2009. During 2008, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $12.9 million.

On October 29, 2001, the Company loaned Russell Harris, its Senior Vice President of Operations, $1,000,000 in connection with his principal residence. Mr. Harris issued the Company a promissory note secured by residential real estate. The note bore interest at the rate of 4.5% per annum, compounded monthly. The interest that accrued under the note was due and payable in monthly installments over the nine year term of the note, and the principal was due and payable on October 29, 2010. The principal was paid in full by Mr. Harris in June 2009. As of December 31, 2008, the outstanding principal balance was $1,000,000. During the years ended December 31, 2009 and 2008, interest paid by Mr. Harris was $22,000 and $45,000, respectively. While it was outstanding, the terms of this loan were never amended.

12. RESTRUCTURING:

In December 2010, in order to adjust the Company's operating cost structure to more closely align with its 2011 operating plan, the Company initiated a restructuring program consisting of a headcount reduction of 31 full-time employees worldwide. In connection with this restructuring plan, in the fourth quarter of 2010, the Company recorded restructuring charges of approximately $1.2 million related to termination benefits for these personnel.

The following table sets forth a summary of restructuring activities related to our restructuring program (in thousands):

	Costs Incurred	Cash Payments	December 31, 2010
Termination benefits	$ 1,212	$ (54)	$ 1,158

Accrued restructuring charges of approximately $1.2 million as of December 31, 2010 comprise the remaining liability balance and are reflected in accrued liabilities on our Consolidated Balance Sheets. We expect to pay these accrued termination benefits through the first two quarter of 2011.

13. VALUATION AND QUALIFYING ACCOUNTS (in thousands):

	Balance at Beginning of Period	Charged/ (Credited) to Revenues and Expenses	Write-Off of Previously Provided Accounts	Balance at End of Period
Year Ended December 31, 2010:				
Allowance for Doubtful Accounts	$ 350	$ 22	$ 11	$ 361
Allowance for Customer Returns and Sales Credits	$ 827	$ 5,396	$ 5,639	$ 584
Year Ended December 31, 2009:				
Allowance for Doubtful Accounts	$ 323	$ 27	$ ---	$ 350
Allowance for Customer Returns and Sales Credits	$ 687	$ 5,441	$ 5,301	$ 827
Year Ended December 31, 2008:				
Allowance for Doubtful Accounts	$ 330	$ (5)	$ 2	$ 323
Allowance for Customer Returns and Sales Credits	$ 1,098	$ 7,058	$ 7,469	$ 687

14. SEGMENT:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing business performance. The Company's chief operating decision-making group is the Executive Staff, which is comprised of the Chief Executive Officer and his direct reports.

The Company operates in one principal industry segment, its reportable segment: the design, manufacture and sale of products for the controls network industry, and markets its products primarily to the building automation, industrial automation, transportation, and utility/home automation markets. The Company's products provide the infrastructure and support required to implement and deploy open, interoperable, control network solutions. For the electric utility industry, the Company has developed a smart grid system called the NES system. The NES system provides a two-way information and control path between the utility and its customer, which enables utilities to reduce operating costs; improve customer service; offer multiple tariff plans, including time-of-use metering and prepay metering; promote energy efficiency; better utilize distribution assets; improve grid quality and reliability; control loads and reduce peak demand; and respond more rapidly to changing customer and regulatory requirements. All of the Company's products either incorporate or operate with the Neuron® Chip and/or the LonWorks protocol. The Company also provides a range of services to its customers that consist of technical support, training courses covering its LonWorks network technology and products, and custom software development. In total, the Company offers a wide ranging set of products and services that together constitute the LonWorks system. Any given customer purchases a small subset of such products and services that are appropriate for that customer's application.

The Company operates in three main geographic areas: the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific / Japan ("APJ"). Each geographic area provides products and services to the Company's customers located in the respective region. The Company's long-lived assets include property and equipment, goodwill, purchased technology, and deposits on its leased facilities. Long-lived assets are attributed to geographic areas based on the country where the assets are located. As of December 31, 2010 and 2009, long-lived assets of approximately $37.0 million and $41.6 million, respectively, were domiciled in the United States. Long-lived assets for all other locations are not material to the consolidated financial statements.

The Company has three primary product lines: Utility, Commercial, and products and services sold to Enel. Summary revenue information by product line for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Utility	$ 57,257	$ 48,271	$ 67,118
Commercial	49,135	44,549	54,040
Enel	4,645	10,518	12,889
Total	$ 111,037	$ 103,338	$ 134,047

In North America, the Company sells its products primarily through a direct sales organization and select third-party electronics representatives. Outside North America, the Company sells its products through direct sales organizations in EMEA and APJ, value-added resellers, and local distributors. Revenues are attributed to geographic areas based on the country where the products are shipped to or the services are delivered. Summary revenue information by geography for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Americas:			
United States	$ 24,275	$ 25,930	$ 31,090
Other Americas	2,494	1,816	2,358
Total Americas	26,769	27,746	33,448
EMEA:			
Denmark	31,680	26,234	5,729
Germany	19,637	18,259	25,564
Sweden	3,040	4,516	34,079
Other EMEA	19,186	16,647	22,940
Total EMEA	73,543	65,656	88,312
APJ	10,725	9,936	12,287
Total	$ 111,037	$ 103,338	$ 134,047

For information regarding the Company's major customers, please refer to Note 6, Significant Customers.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following tables set forth certain consolidated statement of operations data for each of the quarters in 2010 and 2009. This information has been derived from our quarterly unaudited consolidated financial statements. The quarterly unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included in this report and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited consolidated financial statements and notes appearing in this report. The operating results for any quarter do not necessarily indicate the results for any subsequent period or for the entire fiscal year.

Selected Quarterly Financial Data

	Three Months Ended							
	Dec. 2010	Sep. 2010	June 2010	March 2010	Dec. 2009	Sep. 2009	June 2009	March 2009
Consolidated Statement of Operations Data:	(in thousands, except per share data)							
Revenues:								
Product	$ 37,897	$ 26,441	$ 25,784	$ 17,319	$ 37,997	$ 22,965	$ 21,836	$ 17,389
Service	913	683	1,173	827	837	710	810	794
Total revenues	38,810	27,124	26,957	18,146	38,834	23,675	22,646	18,183
Cost of revenues:								
Cost of product	21,325	14,083	15,147	9,167	22,076	12,838	12,259	9,640
Cost of service	594	567	706	597	622	547	601	648
Total cost of revenues	21,919	14,650	15,853	9,764	22,698	13,385	12,860	10,288
Gross profit	16,891	12,474	11,104	8,382	16,136	10,290	9,786	7,895
Operating expenses:								
Product development	10,164	8,438	7,857	8,303	8,852	8,850	8,642	9,091
Sales and marketing	6,599	6,003	5,963	6,497	6,869	5,279	5,655	5,722
General and administrative	4,532	4,756	4,129	4,230	4,152	3,717	4,086	3,787
Restructuring charges	1,212	---	---	---	---	---	---	---
Total operating expenses	22,507	19,197	17,949	19,030	19,873	17,846	18,383	18,600
Loss from operations	(5,616)	(6,723)	(6,845)	(10,648)	(3,737)	(7,556)	(8,597)	(10,705)
Interest and other income (expense), net	13	(559)	504	435	130	(91)	(377)	310
Interest expense on lease financing obligations	(384)	(390)	(396)	(402)	(409)	(415)	(419)	(425)
Loss before provision for income taxes	(5,987)	(7,672)	(6,737)	(10,615)	(4,016)	(8,062)	(9,393)	(10,820)
Income tax expense (benefit)	49	170	136	(54)	(288)	155	131	(255)
Net loss	$ (6,036)	$ (7,842)	$ (6,873)	$ (10,561)	$ (3,728)	$ (8,217)	$ (9,524)	$ (10,565)
Loss per share:								
Basic	$ (0.14)	$ (0.19)	$ (0.17)	$ (0.26)	$ (0.09)	$ (0.20)	$ (0.23)	$ (0.26)
Diluted	$ (0.14)	$ (0.19)	$ (0.17)	$ (0.26)	$ (0.09)	$ (0.20)	$ (0.23)	$ (0.26)
Shares used in net loss per share calculation:								
Basic	41,639	41,560	41,298	41,072	40,967	40,759	40,658	40,508
Diluted	41,639	41,560	41,298	41,072	40,967	40,759	40,658	40,508

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 15, 2011

ECHELON CORPORATION

By: /s/ OLIVER R. STANFIELD

Oliver R. Stanfield
Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald Sege and Oliver R. Stanfield his true and lawful attorney-in-fact and agent, with full power of substitution and, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

Signatures	Title	Date
/s/ RONALD SEGE Ronald Sege	President and Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2011
/s/ OLIVER R. STANFIELD Oliver R. Stanfield	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 15, 2011
/s/ M. KENNETH OSHMAN M. Kenneth Oshman	Executive Chairman	March 3, 2011
/s/ ARMAS CLIFFORD MARKKULA, JR. Armas Clifford Markkula, Jr.	Vice Chairman	March 3, 2011
/s/ ROBYN M. DENHOLM Robyn M. Denholm	Director	March 14, 2011
/s/ ROBERT J. FINOCCHIO, JR. Robert J. Finocchio, Jr.	Director	March 3, 2011
/s/ ROBERT R. MAXFIELD Robert R. Maxfield	Director	March 5, 2011
/s/ RICHARD M. MOLEY Richard M. Moley	Director	March 3, 2011
/s/ BETSY RAFAEL Betsy Rafael	Director	March 14, 2011
/s/ LARRY W. SONSINI Larry W. Sonsini	Director	March 4, 2011

EXHIBIT INDEX

Exhibit No.	Description of Document
3.2[1]	Amended and Restated Certificate of Incorporation of Registrant.
3.3[2]	Amended and Restated Bylaws of Registrant.
4.1[3]	Form of Registrant's Common Stock Certificate.
4.2[4]	Second Amended and Restated Modification Agreement dated May 15, 1997.
10.1[4]	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2[10]+	1997 Stock Plan (as amended and restated March 26, 2004)
10.2(a)[5]+	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature
10.2(b)[5]+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature
10.2(c)[6]+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement
10.2(d)[5]+	Form of 1997 Stock Plan Performance Share Agreement (re: non-standard vesting schedule)
10.2(e)[5]+	Form of 1997 Stock Plan Performance Share Agreement for non-US employees
10.2(f)[5]+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees
10.2(g)[5]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees
10.2(h)[5]+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria
10.2(i)[5]+	Form of 1997 Stock Plan Performance Share Agreement
10.2(j)[13]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement
10.2(k)[7]+	Form of 1997 Stock Plan Performance Share Agreement for US-based corporate officers
10.2(l)[11]+	Form of 1997 Stock Plan Performance Share Agreement for non US-based corporate officers
10.2(m)[7]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for US-based corporate officers
10.2(n)[7]+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non US-based corporate officers
10.2(o)[12]+	Form of 1997 Stock Plan Restricted Stock Award Agreement
10.3[4]+	1988 Stock Option Plan and forms of related agreements.
10.4[4]	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).
10.5[4]	Form of International Distributor Agreement.
10.6[4]	Form of OEM License Agreement.
10.7[4]	Form of Software License Agreement.
10.8[4]	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.
10.9[8]+	1998 Director Option Plan.
10.10[9]	Building 1 Lease Agreement dated December 30, 1999
10.11[9]	First Amendment to Building 1 Lease Agreement dated May 10, 2000
10.12[9]	Echelon Corporation Common Stock Purchase Agreement with ENEL S.p.A. dated June 30, 2000
10.13[9]	Second Amendment to Building 1 Lease Agreement dated September 22, 2000
10.14[9]	Building 2 Lease Agreement dated November 15, 2001
10.15[9]	Third Amendment to Building 1 Lease Agreement dated April 10, 2008
10.16[9]	First Amendment to Building 2 Lease Agreement dated April 10, 2008
10.17[14]	Form of Value Added Reseller Agreement
21.1[3]	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1[4]	Power of Attorney (see signature page).
31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

(1) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, filed on November 14, 2000.

(2) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 16, 2007, filed on August 17, 2007.

(3) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1/A filed on July 9, 1998.

(4) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 filed on June 1, 1998.

(5) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 16, 2007.

(6) Incorporated herein by reference to the Registrant's Current Report Form 8-K dated April 12, 2007, filed on April 18, 2007.

(7) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed on August 11, 2008.

(8) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on August 21, 2000.

(9) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed on March 11, 2010.

(10) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on June 1, 2005.

(11) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on August 6, 2010.

(12) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed on November 3, 2010

(13) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008

(14) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010

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